BLACK BOX
NETWORK SERVICES

Driving innovation with comprehensive IT and communications solutions.








BLACK BOX





Annual Report 2014

Driving innovation with comprehensive IT and communications solutions.

Black Box Corporation (NASDAQ Global Select: BBOX)

Black Box is a leading technology solutions provider dedicated to helping customers design, build, manage and secure their IT infrastructure. Black Box delivers high-value products and services through its global presence and over 4,000 Team Members. Black Box is headquartered near Pittsburgh in Lawrence, Pennsylvania.



Revenues (M)

YEAR	AMOUNT
2012	$1,088
2013	$998
2014	$972



Operating Earnings Per Share [(1)]

YEAR	AMOUNT
2012	$3.03
2013	$2.67
2014	$2.12



Cash Provided by Operating Activities (M)

YEAR	AMOUNT
2012	$66
2013	$47
2014	$56

(1) Excludes Reconciling Items in Fiscal 2014, Fiscal 2013 and Fiscal 2012. See Non-GAAP Reconciliations.



Financial Highlights 2014

(Dollars in Millions, Except Per Share Amounts)	2012	2013	2014
Revenues	$ 1,088	$ 998	$ 972
Year-over-year change	2%	(8%)	(3%)
Adjusted operating income[1]	$ 91	$ 78	$ 62
Adjusted operating income as a % of revenue[1]	8%	8%	6%
Net income (loss)	$ (248)	$ 29	$ (116)
Diluted earnings (loss) per common share	$ (13.98)	$ 1.73	$ (7.33)
Operating net income[1]	$ 54	$ 45	$ 34
Operating net income as a % of revenue[1]	5%	5%	4%
Year-over-year change	(8%)	(17%)	(24%)
Operating earnings per common share[1]	$ 3.03	$ 2.67	$ 2.12
Year-over-year change	(8%)	(12%)	(21%)
Cash provided by operating activities	$ 66	$ 47	$ 56

(1) Excludes Reconciling Items in Fiscal 2014, Fiscal 2013 and Fiscal 2012. See Non-GAAP Reconciliations.

Dear Fellow Shareholders:

I am pleased to report to you on the progress that we have made and our excitement for the future as we enter our new fiscal year—one that is full of promise and potential.

At Black Box, we believe that we have earned the right to be optimistic. One year ago, on my first day as CEO, we began a journey to transform Black Box into a company that can quickly adapt to changes in technology and provide our clients with new and value-added solutions. I am very proud of the improvements that we have made toward that goal, and I'm equally excited about the next phase of our journey.

First Steps

During Fiscal 2014, we initiated a number of programs to build upon our key differentiators:

- **Our clients**—including over 80% of the Fortune 500 as well as thousands of small and mid-sized businesses,
- **Our broad geographic presence**—with offices and resources worldwide that allow us to serve our customers where and when they need us,
- **Our expertise**—represented by our highly-skilled 4,000 team members dedicated to providing solutions that meet our customers desired business outcomes, and
- **Our strong financial position**—which provides the flexibility to invest in areas that will improve the long-term earnings power of our business segments.

These differentiators are a huge competitive advantage for us. In order to leverage this advantage, we recognized that we needed to invest in focused programs and coordinate efforts to bring our most innovative solutions to our clients. In Fiscal 2014, we initiated programs, measured our progress and made additional investments where necessary. The investments in our Products sales team and our Services solution practices have all generated positive returns in their first year.

Along the way we also experienced headwinds as market and competitive forces presented us with challenges. Weakness in demand for our core offerings and reduced spending by the Federal government muted the strong returns of our strategic programs. However, as a global product and service provider, we recognized that there will always be new challenges to our business, and our commitment to being an indispensable partner to our clients kept us focused and driving forward.

We ended 2014 confident that our strategy was sound, and that we were on the path to changing the trajectory of our business. Although our goal of achieving revenue growth has recently been elusive, our efforts generated encouraging results.

Financial Highlights

In Fiscal 2014 we delivered the following:

- Revenues of $972 million,
- Adjusted operating income of $62 million, and
- Net cash provided by operations of $56 million.

We returned $27 million to our shareholders during the year through our dividend and stock repurchase programs and reduced our long-term debt by another $27 million.

We achieved this as we continued to invest in initiatives that position us for growth in the new year. We believe that our company is stronger and our ability to create value for our customers has been enhanced through our investments.

Turning the Corner

In Fiscal 2015, we will drive new initiatives that will further demonstrate our commitment to profitable growth. These programs will require the investment of time and resources, and they are critical to reinforcing our Products and Services platforms to make them more flexible and scalable. Strengthening our platforms will provide the infrastructure required for us to better serve our clients as they come to us with their most complex IT challenges.

Much of the investment in Fiscal 2015 will be focused on providing our team with the tools and processes they need to outperform the competition in our markets. We need to reinforce our desire to take market share by building our capabilities around the sale, design and fulfilment of world-class solutions. When our clients call on Black Box, they will know that they are working with the best in the business.

In our Products business, our investments will focus on improving the infrastructure for our sales and marketing, product management and distribution teams. There is tremendous leverage in our global Products platform, and building on our expertise will accelerate its revenue growth.

In our Services business, we are making improvements in our go-to-market strategy and solutions portfolio. The rapid changes in technology demand that we continue to evolve our approach and portfolio to stay competitive. Investments in our Wireless and Managed Services offerings have deepened our relationships with key clients and provide a significant opportunity for expanding our value well beyond our large unified communications and infrastructure footprint.

Real Competitive Advantage

Over the last year, I had the opportunity to visit a number of our offices. It was clear to me from these visits that our team is our most important competitive weapon and their commitment to our success is overwhelming. I am inspired by the creativity and collaboration at work every day at Black Box. We really do deliver amazing results.

Within this enterprise, we have significant experience and expertise. We can build upon and leverage those resources in a way that will improve our leadership position in the markets we serve, and expand the great earnings power within our business. We are not far from that destination.

Looking Forward

As I meet with our clients, partners and team, I feel the momentum that is building. In Fiscal 2015, we will take important next steps on an exciting journey. We continue to demand excellent performance from ourselves and each other, and I am confident in the positive effect we will have on our results.

Thank you for your continued support and confidence in Black Box. I am looking forward to communicating with you on our performance in Fiscal 2015.



Michael McAndrew
President and Chief Executive Officer



Revenues

Black Box revenues are generated from a well-diversified global client base. Our solutions create value for companies of all sizes and in all industries.

Revenues by geography


North America
86%
International
14%

Revenues by client type


End-User
80%
Indirect
20%

Revenues by size of client


Large
60%
Small
20%
Medium
20%

Revenues by industry

Black Box serves a diversified client base in both the public and private sectors.



Government 25%
Business Services 12%
Healthcare 11%
Manufacturing 9%
Technology 9%
Retail 8%
Financial 5%
Construction 4%
Distribution 4%
Education 3%
Hospitality 2%
Transportation 2%
Other 6%

Revenues by business



Services
81%
Products
19%

Revenues by segment



International
Services 3%
International
Products 10%
North America
Products 9%
North America
Services 78%

An Indispensible Partner of the CIO



Black Box empowers our customers, from small- and mid-sized businesses to global enterprises, by aligning IT and communications solutions to their desired business outcomes. We help transform their operations with innovative technology products and services. More than 400 of the Fortune 500 rely on Black Box for their IT and communications services.

Customers think of Black Box as their indispensible IT and communications solutions partner. We work with them to objectively assess their business and identify products or services that best achieve those goals.

Black Box is dedicated to bringing the latest technologies to the forefront to help businesses of all sizes optimize their organizations. We guide our customers through the complex challenges of transitioning from traditional communications to dynamic and integrated IT technologies and services.

Our advantage is built upon two scalable and flexible platforms that allow us to provide our customers with the products and services that solve their challenges.

The Products platform includes global sales and distribution, free 24/7/365 technical support, same-day delivery, lifetime warranties, quality control and global product management. Our Products platform is the result of decades of investment and adaptation to changes in technology.

The Services platform includes engineering and design, remote and on-site service capabilities and broad technical certifications. Our Services platform provides clients with access to deep capabilities wherever their challenges exist.

Whether our customers' needs involve network infrastructure, unified communications, managed services or wireless communications, Black Box is the right product and service solution partner.

"What began as an insurance policy against wireless communication failure soon materialized into a remarkable amenity for the Mandarin and its guests."

Dave Heckaman, Regional Director of IT, Mandarin Oriental Hotel, NYC

Fort Hood, Texas

Black Box was awarded a US Army IMOD contract for the Ft. Hood Phase I Hospital and Voice Modernization Project. The modernization will include outside plant services, a new communications shelter and a UC capable voice switch with voice mail and audio conferencing capability.



Whether projects are large or small, Black Box has the unique ability to help our clients adapt to a rapidly changing technology environment. Here are some recent large contract awards.

USAG-Yongsan, South Korea: Base Relocation

One of our largest service deployments is in South Korea, where U.S. forces are being relocated from other sites, including USAG-Yongsan to USAG-Humphreys. As the prime contractor managing and deploying the modernization of communications technology and communications infrastructure, Black Box is proud to play a key role in this transformation.

Marine Corps Air Ground Combat Center, Twenty-Nine Palms, CA: UC Migration

Black Box was awarded a contract to install and migrate users to a Unified Capabilities (UC) platform consisting of a Voice over Internet Protocol (VoIP) telecommunications system, a Dense Wave Division Multiplexing (DWDM) and Synchronous Optical Network (SONET) transport backbone and a Gigabit Passive Optical Network (GPON) Assured Services LAN. This turn-key solution provides a hybrid UC architecture for existing and future voice, video, data and transport requirements.

Millennium Hotel, Minneapolis, MN: Wired/Wireless Infrastructure

During a top-to-bottom renovation of the Millennium Hotel, Black Box designed and installed the infrastructure for the hotel's new data/voice/video communications system as well as implemented the cable installation for complete wireless coverage.

Washington Metropolitan Area Transit Authority, Washington D.C.: Digital Video Security-Camera Network

To improve security at the second busiest rapid transit system in the country, Black Box installed a complete network infrastructure at 86 stations to support a complex digital video surveillance system.

City of Mesa, AZ: Unified IP Contact Center

Black Box is migrating 10 different departments to a new Unified IP Contact Center solution that will combine multiple advanced applications for improved customer service, enhanced quality, better compliance, simpler system administration and enriched management reporting.

U.S. Gas & Electric, Miramar, FL: Unified Communications

Black Box deploys and maintains a new unified communications system for the company's new headquarters. The system also includes a mobility solution.

Amphitheater Public Schools, Tuscon, AZ: VoIP, WLAN

Black Box was awarded a contract to maintain, upgrade and consolidate 22 telecommunication systems to enable communications over a WLAN for Amphitheater Public Schools.


Complete Life Cycle Services
Assess and Plan
Design
BBOX
Operate and Maintain
Implement and Secure

Comprehensive services for any system, anywhere, anytime.

Black Box offers advantages not found anywhere else in the industry: the broadest portfolio of solutions, a global footprint and deep technical resources.

Any system: Technology-independent portfolio of solutions.

- Independent, objective advice.
- Interoperable, best-of-breed technologies.
- Elite partner relationships.

With the broadest portfolio of manufacturer partnerships in the industry, we'll find the solution that's right for our customers.

Black Box recognizes that communication needs are dynamic and rapidly changing. That's why we constantly add new capabilities. Whether IT and communications initiatives include BYOD, cloud computing or other technologies, our team works with our clients and partners to engineer a solution. It could be a single-site, single-manufacturer solution or a complex, multi-site, cross-platform solution from multiple manufacturers.

Anywhere: Global footprint.

- Centralized management, local expertise.
- Local deployment, operations and maintenance.
- Offices worldwide.

Whether our customers have one office, a campus, a nationwide operation or a global enterprise, Black Box can help. With offices and resources serving approximately 150 countries, we're there. Why would a customer risk working with multiple vendors in multiple locations with multiple results? The solution for worry-free services is Black Box Network Services.

> *"We realized a significant reduction in the number of hours spent on wireless infrastructure maintenance—roughly 70 percent fewer hours."*
>
> *M.J. Ernie McKinley, CIO, University Medical Center of Southern Nevada*

Comprehensive IT and communications services.

Count on Black Box to help solve IT and communications challenges—large and small—from enterprise-wide systems and services to deploying customized technology products and solutions.

Unified Communications/UCaaS	Mobility	Service Dispatch
Traditional Telephony	Service Desk Support	DAS & High-Capacity Wi-Fi
Contact Centers	Managed Services	Wired and Wireless Infrastructure
Cloud Solutions	Remote Monitoring	Network Security

Anytime: Black Box technical team.

- Extensive 24/7 remote and on-site support, management and monitoring services.
- Technology partner Centers of Excellence.
- Network Operations Centers (NOCs).

With 38 years of experience in communications and networking solutions, Black Box customers can be assured of working with the best trained and most knowledgeable technical people in the business. Professional Black Box project managers oversee and manage every detail from start to finish and from site to site.

Black Box also boasts industry-experienced technical personnel, including engineers, RF engineers, Registered Communications Distribution Designers and certified technicians. Our technical personnel can help with engineering and design, remote system monitoring and on-site technical assistance with one system or multiple systems.

In addition, Black Box has attained ISO/IEC 20000-1:2011 (IT Service Management Standard) certification and ISO 9001:2008 certification.

Black Box maintains technology partner Centers of Excellence to better support our customers. They are staffed with partner-certified engineers and technicians and provide our clients with access to advanced communications system engineering, design and training resources. They also support our NOCs with partner-specific issue resolution capabilities.

When our customers need help, they get it, either on the phone or in person. The personnel in our NOCs answer approximately 34,000 calls a month, resolve more than 97% of calls without manufacturer assistance and remotely resolve 72% of trouble calls. In addition, we have the centralized management to quickly coordinate and deploy field experts for on-site problem resolution.

Communications solutions designed to make government more efficient.

Black Box Government Solutions delivers complete communications solutions to federal, state and local government agencies. We offer our government customers the ability to manage large enterprise projects with the agility to be responsive to their special needs. Black Box Government Solutions enables government customers to focus on their missions instead of the technologies that support them. Whether the mission is to serve the citizenry, protect our borders or defend our country from threats, both foreign and domestic, we serve those who serve.

Worldwide government solutions.

Black Box Government Solutions has one of the leading communications teams in the world, with technical personnel all over the globe. We offer government customers of all sizes the resources of a communications and IT services powerhouse and the responsiveness of local, readily-available support.

Black Box offers government customers:

- A deep understanding of federal, state and local government operations.
- Communications and infrastructure solutions that are reliable, available and secure, including enterprise network cores designed for 99.9999% availability—the best in the industry.
- The ability to build a complete communications infrastructure from the ground up to support environments ranging from small systems to 100,000 or more users.
- Enterprise security solutions for state and local governments, civilian agencies and Department of Defense federal clients.

Black Box serves:

United States Armed Forces

Black Box Government Solutions serves all branches of the military. We provide consultation, design, integration, managed services and more to military operations around the world.

Civilian agencies

The company has a long history of providing complete communications solutions to civilian agencies in the U.S. and around the world.

State and local governments

Black Box Government Solutions holds more than 25 state contracts in addition to its GSA contract, making it the partner of choice for state and local governments.



Government contracts.

Because government agencies are looking for easier, faster and more flexible ways to procure IT products and services, Black Box offers numerous contractual vehicles. The company holds prime and subcontract relationships with many federal government agencies, including:

–GSA Connections II
–Department of Homeland Security
–Intelligence Community
–ITES
–SPAWAR
–US Air Force
–US Army
–US Navy

GSA Contract Holder

In addition, Black Box services and technology products are listed on a number of GSA schedule contracts.

For a complete list of Black Box contracts, visit blackbox.com/Solutions/government-solutions/contract-vehicles/.

"I'm very pleased with our decision to go with the Black Box team. What started as a simple business relationship has turned into a real partnership and friendship. Black Box is always willing to assist us, and they're always glad to answer any questions we may have. This is just an affirmation that we made the right decision."

Mr. Kerry Smedley, IS Manager, The Amalgamated Sugar Company LLC



Solving today's complex IT challenges.

Black Box specializes in differentiated, value-added communications and networking solutions to help our customers around the world improve their IT environment, better manage communications and take their networks into the future.

IT Infrastructure

Black Box helps our customers make data centers greener, workspaces quieter and networks faster. IT professionals can improve infrastructure with standardized and custom-designed equipment including cabinets, carts and racks; copper and fiber cables; panels and connecting hardware; and cooling solutions for data centers and harsh environments.

Featured new product:

3-Series Lockable Patch Cables are a family of CAT5e/6/6A high-performance cables that give users the ability to secure network ports—only when they need to. The cables feature the patented, slimline LockPORT™ boot. blackbox.com/3Series.


9
11
4
6
8

Specialty Networking

Black Box offers the latest hardened, PoE, security and switch technologies to help customers extend the reach of their networks. Other solutions include media conversion, multi-site WAN encryption and Power over Ethernet devices. Industrial and military customers also come to Black Box for a full range of networking equipment designed for their special needs.

Featured new product:

Hardened Managed Ethernet Switches increase network reliability in harsh environments with temperature extremes of -40–75°C. They deliver high reliability for networks such as in traffic control, security, oil/gas drilling, military applications and more. blackbox.com/IndustrialSwitches.







High-Performance KVM

High-performance KVM and HD video switching and extension is typically used in control rooms and in broadcasting and command centers. It enables efficient transmission of video signals over short distances and over IP networks for longer distances. Black Box offers customers strong technical expertise, a deep product portfolio and the resources to custom-design complex video solutions.

Featured new product:

InvisaPC™ is an IP-based LAN/WAN solution that enables point-to-point KVM extension and cloud-based matrix switching for physical and virtualized CPUs. It also provides remote management and real-time HD video switching. blackbox.com/InvisaPC.

AV, Multimedia and Digital Signage

Broadcast professionals use Black Box's high-performance AV, multimedia and digital signage technologies to distribute and extend video over long distances and to distribute high-quality video over IP networks. For special and unique applications, Black Box's technical experts can design a one-of-a-kind solution.

Featured new product:

VideoPlex4 is a standalone display wall controller that gives users the ability to create unique, eye-catching video walls with four or more screens. Images are scaled across screens so proportions are preserved. Output can also include live feeds and animation. blackbox.com/VP4.


InvisaPC





"There was great preparation by Black Box in getting a parallel network built and functional before we deployed. The Black Box project management was excellent and was key to the success of the project."

Chris Benson
Information Technology Director
City of Redondo Beach

City of Redondo Beach

Project: Public safety network upgrade

The background.

Redondo Beach, California, is a laid-back, family-oriented beach town with a population of 67,000. Behind the scenes, the city's IT department has been busy updating its network infrastructure to support the "do-more-with-less" staffing model that many local governments and state agencies are turning to as a result of shrinking budgets.

"Our challenge in Redondo Beach is resources versus demand for services," explains Chris Benson, Information Technology Director for the City of Redondo Beach. "Budgets are tight in the state of California, and we're feeling the effects of cuts in staff and resources. But the demand for technology is steadily rising. We have to figure out ways to keep up with the demand without additional staff."

One strategy is the City's recent data network upgrade, implemented by Black Box, that provides the reliability and bandwidth to meet the needs of the City of Redondo Beach today and into the future.

Meeting the demand.

The Redondo Beach data network covers three primary sites, including the city hall, police station and fire station, as well as 12 smaller remote sites. It supports 14 City departments, including public safety, public works, recreation and community services, human resources, financial services and elected officials, each with its own distinct mission and function.

"Our end users are very tech savvy," says Benson. "For everything they want to do, there's a technology out there to help them do it better, and they want it. We have to do things that enable us to support all this technology without having to be constantly 'hands-on' with it," observes Benson.

Trusted partner.

Once the City had selected a technology for its new network infrastructure, Benson was mindful that he needed an IT system integrator with a solid depth of experience deploying and supporting networks of this size.

Black Box was chosen due to its expertise in designing, implementing and maintaining high-performance communications solutions, as well as Benson's previous positive experience working with the company in a successful deployment of unified communications for Redondo Beach.

"Black Box fit the criteria I was looking for," says Benson. "The phone system upgrade went without a hitch. That gave me a high level of confidence in the company and its ability to execute."

"I can't take big risks, especially with a mission-critical project and an expenditure of this size," comments Benson. "Failure in a network implementation means downtime, which means everybody stops working. When I decided to work with Black Box on this project, I was confident they could deliver."

Reliable network and public safety.

Public safety is the IT department's largest "customer." Police department technologies that rely on the new network include license plate recognition, mobile data computers in vehicles, on-person video, connections to state and national databases and the dispatch center supporting 911 calls.

"Our public safety users are relying on this technology in such a mission-critical way that the more sound and stable a network infrastructure we can offer, the better service they can provide to the community," says Benson. "We provide them with reliable service and connectivity because of the robust nature and stability of the network we have in place. This means they don't have to deal with outages, downtime, sites going up and down or unreliable service."

Saving time, providing better service.

"The biggest benefit we're seeing from the network upgrade is time savings," says Benson. "Our very lean IT staff now has more time to spend on other things because we're spending considerably less time managing the network."

The City was able to start enjoying its new network sooner than planned. "We were able to complete more installs in a shorter period of time than originally anticipated. Everything went in very well. I attribute that to the great preparation that Black Box did before the deployment," says Benson.



> *"We have a great partner with Black Box and had a comfort level with them from the very beginning. They have given us one system that covers our entire organization and the flexibility we need to grow."*
>
> *Jason Arena*
> *Managing Director*
> *OneKreate*

OneKreate

Project: Multi-site network and VoIP system

The background.

Headquartered in Hollywood, Florida, OneKreate is a creative studio specializing in omni-channel development and deployment of content for leading retailers, consumer products and fashion brands. Boasting an impressive client roster which includes the largest retailer in the world along with Chico's FAS, Inc., Newell Rubbermaid, Office Depot, The Limited, Petco and Lane Bryant, OneKreate has experienced significant growth that has facilitated the need to open seven offices spanning from Florida to California.

Supporting the expansion.

With a distributed workforce of more than 200, contracts now requiring technology audits and an increasing volume of work, OneKreate recognized the need to improve its existing data and network infrastructure, create redundancy across its offices and update its outdated phone systems to support its rapid expansion.

OneKreate sought out a communications and infrastructure solutions provider with a high level of integrity that would understand its unique needs. Through referral, OneKreate found Black Box. After explaining its goals and objectives and obtaining a comprehensive quote and plan of action, OneKreate felt confident that Black Box was the right choice for its multi-faceted project.

Black Box began by developing an integrated strategy which included installing a centralized data management platform and a network solution supporting OneKreate's needs for unified communications, ample bandwidth and improved data security. There was a concentrated focus on building scalability and flexibility within the solution. Installation also had to be strategically planned and executed to ensure that there was no interruption or delays in OneKreate's demanding production schedule.

Improving communications.

With analog phone systems being managed at the remote office level, OneKreate was also looking to Black Box to simplify and unify its telecommunications. OneKreate required more phones for its growing team and wanted to streamline its billing experience to get a clearer picture of monthly expenditures.

Black Box replaced the existing phone systems with a unified communications solution that included least-cost routing, four-digit dialing, centralized call accounting, unified messaging and unified mail. This solution has enabled OneKreate's small IT team to troubleshoot, maintain and manage all phones in every office from its headquarters in Florida. It is also supporting OneKreate's goal of achieving aggressive top-line revenue growth in 2014 and meeting scalability needs as it continues to add offices and staff. Designed in a mesh configuration, the new network has enabled OneKreate to have the redundancy it needs to maintain productivity, even if a failure occurs in one given area.

Future growth.

With the data, network and telecommunications solution now in place, OneKreate is looking to Black Box to add video conferencing capabilities at all seven offices. This will not only improve communications and productivity between OneKreate team members, it will also enhance relationships with clients.

OneKreate chose Black Box because of its partnership approach that involved taking the time to understand all of OneKreate's current needs, future plans and existing challenges. With this understanding, a comprehensive solution was planned out from every angle and implemented on schedule and on budget. With OneKreate now relying on its improved data system, networking capabilities and phone system, the company is well positioned to support its clients and continued growth.



"We reduced the need for multiple network engineers to support our hospital's wireless infrastructure, helping us continue to be efficient while advancing our wireless services."
Ed Lowell
Director of IT Infrastructure
Lucile Packard Children's Hospital

Lucile Packard Children's Hospital

Project: Life-critical wireless environment

The background.

Located in the heart of the Silicon Valley, Lucile Packard Children's Hospital at Stanford is a world-class, non-profit hospital devoted entirely to the care of infants, children and expectant women. With more than 650 physicians and 4750 staff and volunteers, Packard Children's provides specialty/sub-specialty pediatric care; is an academic medical center that trains and educates the finest pediatricians of the future; and develops research and innovation leading to life-changing pediatric and obstetrics breakthroughs.

As part of an ongoing renovation and expansion to the hospital facilities, Ed Lowell, Director of IT Infrastructure, made the decision to deploy a new wireless infrastructure for the organization. With smartphones, tablets and other mobile devices on the rise, Packard Children's realized that complete wireless coverage would be critical to the hospital's infrastructure, quality patient care, and staff, visitor and patient access.

Partnership.

Packard Children's ultimately chose the Black Box InnerWireless4G Distributed Antenna System (DAS) and WLAN solutions to realize its wireless vision. What made the Black Box system the right choice was that it supports all of the hospital's wireless services: 3G/4G, Wi-Fi, two-way radio, public safety communications, and Wireless Medical Telemetry Services. Packard Children's desire was for these services to be provided by one vendor, with the need for only a limited amount of IT staff support. The Black Box DAS solution was chosen as it provided ubiquitous coverage within the hospital for all necessary wireless systems for immediate needs and future growth.

Black Box was selected to manage the hospital's wireless services and provide a solution that enabled easy support of future wireless requirements.

Packard Children's also gained the benefit of needing less IT support. According to Mr. Lowell, "We reduced the need for multiple network engineers to support our hospital's wireless infrastructure, helping us continue to be efficient while advancing our wireless services."

Expansion.

Packard Children's continues to work with Black Box to deploy a 5-GHz WLAN network to provide dramatic increases in Wi-Fi capacity as the organization expands its digital and mobile offerings. Black Box will also monitor the wireless network and provide ongoing data on the overall health and operation of the WLAN.

Packard Children's is in an era of major expansion with the planned addition of a new 521,000-square-foot facility adjacent to the current hospital on the Stanford campus. This expansion will provide the finest modern clinical advancements and technology, taking pediatric and obstetric care to new levels. Black Box will be part of this expansion, as the wireless in the new facility is being integrated throughout the build plan and process.

Packard Children's Ed Lowell, who now serves as IT Infrastructure Lead on the new facility, explains, "When the hospital expansion opens, we will have a wireless infrastructure that will enable quality, efficient patient care through the expanded use of the mobile devices of today and into the future."



> *"We developed a great relationship with the Black Box team beginning with the preparation of their thorough and complete response to our RFP, and continuing through the support they provide. We could not have found a better team to work with us through the deployment at six different locations across Oregon and Idaho."*
>
> *Gene Thomas*
> *Factory Accounting Manager*
> *The Amalgamated Sugar Company LLC*

The Amalgamated Sugar Company LLC

Project: Partner and technology consolidation

The background.

The Amalgamated Sugar Company LLC, with roots reaching back to 1898, turns beets into sweets. As one of the nation's top sugar producers, the company processes sugar beets into sugar products marketed under the White Satin brand as well as under private-label grocery brands. Since 1997, Amalgamated Sugar has been owned by the Snake River Sugar Company, a cooperative that's comprised of sugar beet growers in Idaho, Oregon and Washington.

Six aging voice systems, four service providers.

The company is headquartered in Boise, Idaho, and has three processing facilities in Idaho and two distribution facilities in Oregon. While all one company, the six facilities had disparate, aging phone systems that were maintained by four different vendors, Black Box being one of the four.

A few years ago, Gene Thomas, Factory Accounting Manager at the Nampa, ID, facility and Kerry Smedley, IS Manager at the company's headquarters, decided it was time to upgrade the entire company to one system. The company was spending too much time and money trying to maintain aging equipment.

Moving to a multiple-location, single-system image.

The Amalgamated project team reached out to Black Box and other vendors for potential solutions, budgets and implementation strategies.

After a very extensive RFP and review process (and on the recommendation of an independent consultant), Amalgamated Sugar chose the system proposed by Black Box.

An important factor in selecting Black Box was its broad geographic footprint with an office near every Amalgamated Sugar site. As a result, all the service could be coordinated through one company, but the support would be done locally. This greatly simplifies service management.

"Timing was critical."

Because of the nature of Amalgamated Sugar's business, timing for the implementations was critical. They had to be coordinated around Amalgamated Sugar's "campaign." That's when the company harvests and processes the beets. Only one month after signing the contract, Black Box started the back-to-back installations, working around the day-to-day issues of the beet harvest and campaign.

To ensure the smooth implementation of all the sites, the same Black Box team did all the programming and management. Before the installations, the team traveled to each site to provide classroom training to the employees. The Black Box project management team also traveled to each site to oversee the installations. The actual installation was done by local Black Box technicians with excellent assistance from Amalgamated's Mr. Thomas, Mr. Smedley and its IT group.

The Black Box team also offered its assistance in helping Amalgamated Sugar do network assessments, upgrade some network equipment and replace cabling as necessary. In addition to providing the unified communications, Black Box provided PoE Ethernet switches, UPSs and VoIP monitoring.

All in all, Black Box installed over 400 VoIP phones, plus 67 PoE Ethernet switches, 40 UPSs and a VoIP monitoring solution for up to 5,000 interfaces.

Centralized management.

The Black Box installation team trained the Amalgamated Sugar IT staff, the telecom manager and various other key individuals in the administration and management of the system, which enables maintenance to be done from any location or at a single location.

"What could have been an extremely difficult and messy project, turned out to be a very successful implementation," said Mr. Smedley. "I'm glad we went with Black Box! If we had to do it all over, I'm confident we would make the same decision."



"The Black Box solution was the most cost-effective solution we found on the market that provides us with an enterprise solution that allowed our spry team to produce a show that normally requires big-league budgets and staff."

Steve Rohrer
Creative Technologist and Motion Graphics Designer
Mandalay Baseball Properties

Mandalay Baseball Properties

Project: Broadcast operations center upgrade

The Dayton Dragons are a Class A minor league baseball team based in Dayton, Ohio. As part of the Midwest division of Mandalay Baseball Properties, the team continues to aim at creating the best and most engaging content for a large, loyal fan base.

Mandalay Baseball Properties had quickly outgrown its old media equipment and wanted to upgrade its video, audio and control systems. The first goal was to produce two separate productions—in-house and broadcast—with two separate crews sharing core system components. The second goal was to enable its small but efficient team to work across multiple systems and produce a show that would normally require big-league budgets and staffing. Also vital was finding a solution that would grow with them. Being a broadcast facility, maintaining maximum uptime was key in the decision-making process.

Mandalay Baseball chose Black Box for the innovative and flexible unified HD video and KVM matrix switching solution, DKM FX with DVI-D and USB chassis-mounted transmitters and receivers.

Designed through a partnership between Mandalay Creative and Black Box Technical Support, the custom solution provides connectivity for up to 48 broadcast crew members and computers (they currently have 17 crew members and 24 computer stations).

"With this solution in place we were able to upgrade our entire broadcast operations center without having to overspend on a larger solution. The Black Box DKM system is very easy to scale up once we hit our limits," said Steve Rohrer, the Creative Technologist and Motion Graphics Designer at Mandalay Baseball Properties.

Rohrer adds, "With this install, less really is more. We have been able to reduce cabling, cooling requirements and time spent maintaining the system because the solution allows us to back rack everything and is very user intuitive. Our production team can now play small ball as well as hit the home runs!"

La Roche College

Project: Digital signage system

La Roche College in suburban Pittsburgh wanted to enhance and centralize campus communications with digital signage.

"Our goal was to use the system for communication with students, wayfinding information, emergency notifications and central management of information flow," said Terri Ballard, Director of Information Technology for La Roche College.

La Roche College chose Black Box's iCOMPEL™, an integrated hardware/software platform loaded with features often found only on higher-priced systems. These features included iCOMPEL support for the central management of content, the ability to override content for emergency notifications and its ease of use.

The college's public relations, food service management and athletics management departments will share the responsibility of uploading information and ensuring that content is accurate, fresh, timely and interesting.

Public relations is responsible for general content of screens not managed by food service and athletics. "This list is expected to grow as more signs are added to the system," Ballard explained. "This offers a great deal of flexibility in terms of timeliness. College academic deadlines, sports scores, weather cancellations and other up-to-the-minute news items can be uploaded and relayed quickly throughout the campus."

"The digital screens are ubiquitous and well integrated in campus buildings at prime locations," Ballard said. Students, faculty and other staff have come to expect them and rely on them for the latest information, "so much so that college departments and student groups are beginning to submit their relevant information to be posted on the signs," she said. "We hear complaints when they are turned off."

Ballard also said the digital signs have turned into an asset to the college in that they are now used to support various academic programs, college athletics and other events.

"We found Black Box pricing was very competitive. Of equal importance was that Black Box provided all of the features we were looking for."

Terri Ballard
Director of Information Technology
La Roche College

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2014

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number: 0-18706

Black Box Corporation

(Exact name of registrant as specified in its charter)

Delaware	**95-3086563**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1000 Park Drive, Lawrence, Pennsylvania	**15055**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **724-746-5500**

Securities registered pursuant to Section 12(b) of the Act:

(Title of each class)	(Name of each exchange on which registered)
Common Stock, $.001 par value	**The NASDAQ Global Market**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☑ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☑ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. *See* the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

The aggregate market value of the voting stock held by non-affiliates of the registrant as of September 27, 2013 (based on closing price of such stock as reported by NASDAQ on such date) was $482,869,330. For purposes of this calculation only, directors and executive officers of the registrant and their affiliates are deemed to be affiliates of the registrant.

As of April 25, 2014, there were 15,557,536 shares of common stock, par value $.001 (the "common stock"), outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Proxy Statement for 2014 Annual Meeting of Stockholders (the "Proxy Statement") – Part III

BLACK BOX CORPORATION
FOR THE FISCAL YEAR ENDED MARCH 31, 2014
INDEX

PART I

Item 1. Business.

Overview

Black Box Corporation ("Black Box," "we," the "Company," "our" or "us") is a leading technology solutions provider dedicated to helping customers design, build, manage, and secure their IT infrastructure. Our Service offerings include unified communications, data infrastructure and managed services. Our Product offerings include IT infrastructure, specialty networking, multimedia and keyboard/video/mouse ("KVM") switching. We employed 3,959 and 3,900 employees as of March 31, 2014 and March 31, 2013, respectively.

We participate in the worldwide communications and network infrastructure markets. Services are distributed to these markets primarily through value-added resellers, manufacturers, large system integrators and other technical services companies. Products similar to those sold by us are distributed through direct marketing manufacturers, mass merchandisers, "big box" retailers, web retailers and others. We believe that we compete well in both markets on the basis of our solution features, technical capabilities, service levels and price.

We conduct business globally and manage our business on a geographic-service type basis consisting of four operating segments which are (i) North America Products, (ii) North America Services, (iii) International Products and (iv) International Services. Revenues within our North America segments are primarily attributed to the United States while revenues within our International segments are attributed to countries in Europe, the Pacific Rim and Latin America. For the past several years and through Fiscal 2013, the Company was organized on a geographic-basis with the following three segments: (i) North America, (ii) Europe and (iii) All Other. As a result of this segment change, which was the result of a new management team and renewed business strategy and became effective on April 1, 2013 on a prospective basis, the Company has restated prior periods to conform to the current year's presentation. For revenues and other information (including large customers) regarding these reporting segments, *see* Note 16 of the Notes to the Consolidated Financial Statements. For information regarding backlog, *see* Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Products and Services Platforms

Since our founding in 1976, we have built robust operating platforms that allow us to identify customer needs, and then design, source, implement and support the appropriate solutions. Our two platforms for serving customers and generating growth are as follows:

<u>Products Platform</u>
Our Products Platform ("Products") is comprised of global sales and distribution, free 24/7/365 technical support, custom solutions, same-day delivery, lifetime warranties, quality control, global product management and sourcing. The current products offered through the platform include but are not limited to IT infrastructure, specialty networking, multimedia and KVM switching.

The Company generates Products revenues from the sale of data networking products through its catalog, Internet Web site and direct sales. In order to meet client demand, we keep a moderate level of inventory which consumes part of our working capital. The market for these products is a highly fragmented and competitive. The Company has participated in this market for 38-years and has earned a reputation for providing high quality products, rapid order fulfillment and free 24/7/365 technical support. With an average order size of less than one thousand dollars, the Company's Products revenue is primarily driven by general information technology spending rather than capital spending.

We utilize a network of original equipment manufacturers ("OEMs") and suppliers throughout the world. Each supplier is monitored for quality, delivery performance and cost through a well-established certification program. This network has manufacturing and engineering capabilities to customize products for specialized applications. Black Box operates its own manufacturing and assembly operation at its Lawrence, Pennsylvania location. The Company chooses to manufacture certain products in-house when outside sourcing is not economical. Sourcing decisions of in-house versus third-party suppliers are based upon a balance of quality, performance, delivery and cost factors.

Services Platform

Our Services Platform ("Services") is comprised of engineering and design, network operations centers, technical certifications, local and national sales teams, remote monitoring, on-site service teams and technology partner centers of excellence which includes dedicated sales and engineering resources. The primary services offered through this platform include but are not limited to communications lifecycle services, unified communications, structured cabling, video/AV services, in-building wireless and data center services.

The Company generates revenues in its Service business from the design, sale and/or installation of new communications and network infrastructure systems, the support of existing systems and moves, adds and changes ("MAC work"). We periodically generate revenues from contracts performed over time that may result in an asset on our balance sheet for multiple periods constituting part of our working capital. We have not experienced significant collectability issues related to such contracts. For the sale and implementation of new communications systems, or other major projects, most significant orders are subject to competitive bidding processes and, generally, competition can be significant for such new orders. The Company is continually bidding on new projects to maintain and grow service revenues. Projects account for the majority of Service revenues and are primarily driven by the overall economic environment and information technology capital spending. The Company also serves government clients whose revenues are not as dependent on the overall economic environment as commercial clients but are subject to governmental budgetary constraints.

The Company routinely competes against original equipment manufacturers, local or regional manufacturer-specific channel partners in the Services markets for enterprise clients. The Company believes that it favorably differentiates against this competition through its technology independent approach which draws the appropriate product from our portfolio of different partner solutions, broad geographic footprint and deep industry and technical expertise. Through its network of local offices and network operations centers, the Company can provide clients with both on-site and remote services.

Management has initiated programs that it believes will leverage these platforms, introduce the Company into new markets and increase the number of offerings that it can provide to its existing clients.

Key Differentiators

Our platforms introduce scale, flexibility and leverage to the business, and provide the following competitive advantages:

- A diversified client base: We have built a diversified client base that ranges from small organizations to many of the world's largest corporations and institutions. Black Box clients participate in many industries, including government, healthcare, business services, manufacturing, retail, technology and banking, among others. Revenues from our clients are segmented with approximately 60% from large companies (*i.e.*, revenues greater than $1 billion, including federal governments), approximately 20% from medium-sized companies (*i.e.*, revenues between $50 million and $1 billion, including state governments) and approximately 20% from small companies (*i.e.*, revenues less than $50 million, including local governments). We strive to develop extensive and long-term relationships with high-quality clients as we believe that satisfied clients will demand quality services and product offerings even in economic downturns. Also, we believe that our distinctive portfolio of products and services will allow us to introduce additional offerings to satisfied clients.

- Key relationships with leading technology partners: We have built long-term relationships with all major communications equipment manufacturers and we are a top partner with the market leaders.

- Broad geographic footprint: We have built a global footprint with offices throughout the world.

- Deep organic resources: We have approximately 4,000 team members world-wide, with the experience and certifications to serve our clients with on-site and remote capabilities.

- Dedicated sales force: We have a team of over 300 direct sales people world-wide.

- Strong financial position: We have a stable balance sheet and have generated positive cash flow for 38 consecutive years.

Strategic Focus

We believe that the services and products that we provide enable our clients to fully optimize their communications investment. Our strategy is based on the following core beliefs about our clients and the markets we serve:

- Enablement: Communication is an organization's most important process. When we enable it, we create value.

- Independence: Client-focused solutions are better than channel-focused solutions.
- Interoperability: Business leaders will choose best of breed solutions and require operational integration.
- Innovation: A dynamic communications market requires partners and process to adapt and transform.

Our overall business growth strategy includes the following four areas of focus:

- Strengthen and expand our portfolio of high-value communication solutions.
- Leverage centralized expertise with local skills and relationships.
- Realign organizational structure and incentives.
- Implement a consistent, comprehensive market penetration approach.

We are actively operating programs that reflect our commitment to this strategy. These programs will continue to diversify our offerings and will reflect client demand in the rapidly changing communications market

Our fiscal year ends on March 31. References to "Fiscal Year" or "Fiscal" mean our fiscal year ended March 31 for the year referenced. All dollar amounts are in thousands except for per share amounts or unless otherwise noted. We were incorporated in Delaware in 1976, and our headquarters is near Pittsburgh in Lawrence, Pennsylvania. Our mailing address is 1000 Park Drive, Lawrence, Pennsylvania 15055 and our phone number is (724) 746-5500. Our website is http://www.blackbox.com. Through the Investor Relations section of our website, we make available the following filings as soon as practicable after they are electronically filed with the Securities and Exchange Commission ("SEC"): our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. All such filings are available free of charge. Also available on our website is the Company's Code of Business Conduct and Ethics, Code of Ethics for Senior Financial Officers and the charter of each committee of the Company's Board of Directors (the "Board") each of which is available free of charge.

Item 1A. Risk Factors.

The following are some of the potential risk factors that could cause our actual results to differ materially from those projected in any forward-looking statements. You should carefully consider these factors, as well as the other information contained in this document, when evaluating your investment in our securities. The following list of important factors is not all-inclusive.

We are dependent upon certain key supply chain and distribution agreements. We have significant arrangements with a small number of technology suppliers. If we experience disruptions in our supply chain with these manufacturers for any reason or lose our distribution rights, we may not be able to fulfill client commitments with an acceptable alternative or we may not be able to obtain alternative solutions at similar costs.

We are dependent upon the demand for our products and services. We and our competitors in the industry are dependent on the demand for the products and services that we deliver. Changes in technology or other unforeseen developments within our industry could result in decreased demand for our products and services. We cannot guarantee that historical levels of demand will continue or increase in the future.

We face intense competition. We operate in a highly competitive industry. Our competitors, who include our technology suppliers and certain clients, may be able to deliver products and services at better prices or more quickly due to factors beyond our control. New competitors may also emerge in the future, which may threaten our ability to sustain or grow our market share. We cannot guarantee that we can continue to compete effectively in the future and still be able to sustain our historical levels of profit margin.

Our financial results are dependent on our economic environments. We, our clients or our vendors may experience economic hardships due to inflation or recession, changes in laws and regulations, business disruptions due to natural disasters, acts of terrorism or war or other factors that are beyond our control and that could negatively impact our financial condition or our ability to meet our future financial goals.

Our revenue is dependent upon repeat client business and generally is not subject to long-term contracts. A majority of our revenue is generated through individual sales of products and services and less than twenty (20%) of our revenue is generated from long-term maintenance contracts. We depend on repeat client business as well as our ability to develop new client business to sustain and grow our revenue. Although our focus on delivering high-quality sales and service has proven to be successful in the past, we cannot guarantee that we will be able to grow or even sustain our current level of revenue in the future.

A significant part of our business involves public sector clients which provides unique risks. Approximately 25% of our revenues is derived from sales to agencies and departments of federal, state and local governments. Legislatures typically appropriate funds for a given program annually. These appropriations may be influenced by, among other things, the state of the economy, competing priorities for appropriation, changes in administration or control of legislatures, the timing and amount of tax receipts and the overall level of government expenditures. A decrease in appropriations for certain programs could have a material adverse effect on our business.

In addition, our revenues from sales to these public sector clients are made through various direct contracts, through reseller agreements with government contractors and through open market sales. Government contracting is a highly-regulated area. Failure to comply with regulations or contracts could subject us to fines, penalties, suspension or debarment from doing business with such clients, which could have a material adverse effect on our business.

Our ability to experience organic growth is dependent upon successful execution of new initiatives. On April 1, 2013, we experienced a change in management, including a new Chief Executive Officer. In connection therewith, we re-aligned our organizational structure and introduced new programs in order to better capitalize on internal assets and expertise, which we believe will enable us to introduce new product and service offerings as well as to support additional offerings for our clients resulting in increased revenues (including organic growth) and profitability. The failure of these programs could have a material adverse effect on our ability to increase revenues and profitability.

We are dependent upon the retention of our key personnel. The success of our business depends on our ability to attract and retain quality employees, executives and directors. We offer comprehensive salary and benefit packages including long-term incentives as a means of attracting and retaining personnel. We face pressure to maintain our profit margins and remain competitive in our industry while we compete for personnel in our local markets with a variety of different businesses that may be able to offer more attractive incentives due to their individual financial situations. We cannot guarantee that we will continue to attract and retain personnel with our current incentives and at costs that are consistent with our projected profit margins.

We are dependent upon future mergers and acquisitions, including successful integration, for a portion of our growth. A key component of our long-term growth strategy is through strategic mergers and acquisitions and our future financial results are dependent upon the successful integration of those acquisitions. We may not continue to be successful in our search for potential acquisition candidates that are acceptable for our business model, or we may not be successful in our attempts to acquire new businesses that we have identified as attractive acquisition candidates. We cannot guarantee that we will meet our projected growth targets in the future if we are unsuccessful in our efforts to acquire additional businesses.

Our business operations could be disrupted if our information technology systems fail to perform adequately. The efficient operation of our business depends on our information technology systems. We rely on our information technology systems to effectively manage our business data, communications, order entry and fulfillment and other business processes. The failure of our information technology systems to perform as we anticipate could disrupt our business and could result in transaction errors, processing inefficiencies and the loss of sales and customers, causing our business and results of operations to suffer. In addition, our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, power outages, systems failures, security breaches and viruses. Any such damage or interruption could have a material adverse effect on our business.

We can provide no assurance that we will continue to have adequate liquidity. Although we generate positive cash flow and have access to a significant amount of additional credit, we cannot be certain that our current liquidity situation will be adequate in future periods. We cannot guarantee that we will be able to maintain our positive cash flow position, obtain additional credit or raise additional capital which may restrict our ability to operate or to pursue new business opportunities in the future.

We are subject to the risks of international operations. We operate in countries outside of the United States. Our operations or our financial condition may be negatively affected by events surrounding our international operations such as changes in laws and regulations, political or economic instability, currency fluctuations, supply chain disruptions, acts of terrorism, natural disasters or other political, economic or environmental factors. We cannot rely on the past results of our international operations as an indicator of future results or assure you that we will not be adversely affected by those factors inherent with international operations.

Our stock price fluctuates. Our stock price is affected by a number of factors, including quarterly variations in our financial results. As a result, our stock price is subject to volatility.

We have a significant amount of goodwill and could accumulate additional goodwill that could be subject to impairment. As a result of our past acquisition program and given the service nature of our business, we have accumulated goodwill. Part of our long-term growth strategy is to acquire strategic companies in high growth markets and given the service nature of those future acquisitions, we will accumulate additional goodwill. We conduct an impairment assessment of the carrying value of our goodwill at least annually and we monitor market conditions to determine if any additional interim review of goodwill is warranted. Deterioration in the market or under performance of past or future acquisitions could result in a future impairment. In the event that we determine that our goodwill is impaired in the future, we would need to recognize a non-cash impairment charge, which could have a material adverse effect on our consolidated balance sheet and results of operations. The information set forth under the caption "Goodwill" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of this Annual Report is incorporated herein by reference in order to supplement this information.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

The Company's worldwide headquarters and certain U.S. operations are located in Lawrence, Pennsylvania (located 20 miles south of Pittsburgh) in a 352,000 square foot owned facility on 84 acres.

The Company owns or leases additional offices or facilities throughout the world, none of which are material in nature to Black Box.

The Company believes that its properties are adequate for its present and foreseeable needs.

Item 3. Legal Proceedings.

The Company is involved in, or has pending, various legal proceedings, claims, suits and complaints arising out of the normal course of business. Based on the facts currently available to the Company, Company management ("Management") believes these matters are adequately provided for, covered by insurance, without merit or not probable that an unfavorable material outcome will result.

Item 4. Mine Safety Disclosures.

Not applicable.

Executive Officers of the Registrant

The executive officers of the Company and their respective ages and positions are as follows:

Name	Age	Position with the Company
Michael McAndrew	54	President and Chief Executive Officer
Timothy C. Huffmyer	40	Vice President, Chief Financial Officer and Treasurer (Principal Accounting Officer)
Kenneth P. Davis	50	Executive Vice President of North America Commercial Services
Ronald Basso	54	Executive Vice President of Business Development, General Counsel & Secretary

The following is a biographical summary of the experience of the executive officers of the Company:

MICHAEL MCANDREW, 54, was selected as a member of the Board on April 1, 2013 and was named Chief Executive Officer effective that same date. On October 2, 2012, he was promoted to President and Chief Operating Officer. On May 11, 2010, he was promoted to Executive Vice President. He had previously been promoted to the position of Vice President and Chief Financial Officer on December 13, 2002. He became Secretary and Treasurer on January 31, 2003. He was Manager of Corporate Planning and Analysis with the Company prior to December 13, 2002. Mr. McAndrew has been with the Company for 24 years.

TIMOTHY C. HUFFMYER, 40, was named Vice President, Chief Financial Officer and Treasurer (and, in those roles, he serves as the Company's principal financial officer and principal accounting officer) on October 2, 2012. Mr. Huffmyer was promoted to Director of Finance in February, 2008. He served as Corporate Controller from June, 2004 and in other finance roles prior thereto. Mr. Huffmyer has been with the Company for 10 years.

KENNETH P. DAVIS, 50, was named as Executive Vice President of North America Commercial Services on October 2, 2012. Mr. Davis was previously named Vice President - Voice Communications North, Europe and Latin America on November 1, 2010. Mr. Davis has served in a number of operating roles within the Company, including as Vice President and General Manager of the Northeast Region, Europe and Latin America. Mr. Davis has been with the Company for 14 years.

RONALD BASSO, 54, was named Executive Vice President of Business Development, General Counsel and Secretary on January 28, 2013. Mr. Basso was a shareholder of the law firm of Buchanan Ingersoll & Rooney PC, which he joined in 1985, where he served as the Company's lead engagement partner.

Directors of the Registrant

The following sets forth certain information concerning the members of the Board:

RICHARD L. CROUCH, 67, was elected as a director on August 10, 2004. Mr. Crouch was a General Partner with the firm of PricewaterhouseCoopers LLP from 1979 to 2004, having served as an Audit Partner principally assigned to public companies. He served in various capacities for the firm, including service as a regional accounting, auditing and SEC services consultant. He retired from the firm on July 2, 2004.

THOMAS W. GOLONSKI, 71, was selected to be a director on February 11, 2003 and was elected by our stockholders on August 12, 2003. Mr. Golonski served as Chairman, President and Chief Executive Officer of National City Bank of Pennsylvania and Executive Vice President of National City Corporation from 1996 to 2005. He retired from National City in 2005. He is a director of several educational and health care organizations and active in other charitable organizations.

THOMAS G. GREIG, 66, was elected as a director on August 10, 1999 and appointed as non-executive Chairman of the Board in May 2004. Mr. Greig has been a Senior Managing Director of Liberty Capital Partners, a private equity partnership, since 1998. He is also a director of publicly-held Rudolph Technologies, Inc. and a number of privately-held companies.

JOHN S. HELLER, 60, was selected to be a director on March 27, 2013 and was elected by our stockholders on August 6, 2013. Mr. Heller retired from Caterpillar Inc. (manufacturer of construction and mining equipment, diesel and natural gas engines, industrial gas turbines and diesel-electric locomotives) in February 2012. He held a number of positions of increasing responsibility at Caterpillar during a 38-year career, last serving as Vice President and Chief Information Officer for more than the last 5 years.

WILLIAM H. HERNANDEZ, 66, was selected to be a director on December 3, 2009 and was elected by our stockholders on August 10, 2010. Mr. Hernandez was the Senior Vice President, Finance and Chief Financial Officer of PPG Industries, Inc. ("PPG"), a global supplier of paints, coatings, optical products, specialty materials, chemicals, glass and fiber glass, from 1995 until October 15, 2009. Prior to assuming those duties in 1995, he served as PPG's Controller from 1990 to 1994 and as Vice President and Controller from 1994. From 1974 until 1990, he held a number of positions at Borg-Warner Corporation, a supplier of motor vehicle parts and systems. He is a Certified Management Accountant. He is a director of Albermarle Corporation, Northrop Grumman Corporation and USG Corporation, all publicly-held companies.

MICHAEL MCANDREW, 54, was selected to be a director effective April 1, 2013 in connection with his appointment as the Chief Executive Officer of the Company, which became effective on the same date. Mr. McAndrew has been with the Company for 24 years. In October 2012, he was named President and Chief Operating Officer of the Company. Prior to that, he served as Executive Vice President and Chief Financial Officer from May 2010 to October 2012, and Vice President and Chief Financial Officer, from December 2002 to May 2010. He also served as Secretary and Treasurer from January 2003 to October 2012. Prior to 2002, he held the position of Manager of Corporate Planning and Analysis.

EDWARD A. NICHOLSON, PH.D., 74, was elected as a director on August 10, 2004. Dr. Nicholson served as President of Robert Morris University from 1989 to 2005 and is presently a Professor of Management at Robert Morris University. He is also a director of Brentwood Bank and several regional economic, charitable and cultural organizations. He has served a number of businesses and government agencies as a consultant in the areas of long-range planning, organization design and labor relations.

JOEL T. TRAMMELL, 49, was selected to be a director on March 27, 2013 and was elected by our stockholders on August 6, 2013. Mr. Trammell is the founder and Chief Executive Officer of Khorus, Inc., a provider of software-based management systems, since 2013. He also has been a Managing Partner of Lone Rock Technology Group, a private equity firm, since 2011, and a Managing Partner of Lake Austin Advisors, a hedge fund, since 2013. He was a founder and the Chief Executive Officer of CacheIQ, Inc., a network computing company, from June 2010 until it was acquired by NetApp, Inc. in November 2012. Previously, he was a founder and served as the Chief Executive Officer of NetQoS, Inc., a network management software and services company, from June 2000 to November 2009.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Common Stock Information
The common stock is traded on NASDAQ under the symbol "BBOX" and has been assigned to the NASDAQ Global Select tier. As of March 31, 2014, 26,135,906 shares of the common stock were issued, of which 10,578,370 shares were held in treasury.

The following table sets forth the quarterly high and low sale prices of the common stock as reported by the NASDAQ Global Select Market during each of the Company's fiscal quarters indicated below.

	High	Low
Fiscal 2014		
1st Quarter	$ 27.86	$ 19.60
2nd Quarter	31.52	25.45
3rd Quarter	31.59	23.82
4th Quarter	30.52	22.00
Fiscal 2013		
1st Quarter	$ 28.87	$ 20.26
2nd Quarter	28.80	21.28
3rd Quarter	26.57	19.31
4th Quarter	26.85	21.63

On April 25, 2014, the last reported sale price of the common stock was $20.46 per share.

Dividend Policy
Cash dividends of $0.09 per share of common stock declared during Fiscal 2014 were paid on July 12, 2013, October 11, 2013, January 10, 2014 and April 11, 2014. Cash dividends of $0.08 per share of common stock declared during Fiscal 2013 were paid on July 13, 2012, October 12, 2012, January 11, 2013 and April 12, 2013. While the Company expects to continue to declare quarterly dividends, the payment of future dividends is at the discretion of the Board and the timing and amount of any future dividends will depend upon earnings, cash requirements and the financial condition of the Company.

Under the Company's Credit Agreement dated as of March 23, 2012 (the "Credit Agreement"), the Company is permitted to make any distribution or dividend or repurchase its common stock as long as no Event of Default or Potential Default (each as defined in the Credit Agreement) shall have occurred and is continuing or shall occur as a result thereof. In addition, no distribution or dividend on or repurchase of common stock is permitted under the Credit Agreement if such event would violate a consolidated leverage ratio other than regular quarterly dividends not exceeding $15,000 per year.

Stockholders

As of March 31, 2014, there were 886 holders of record of the common stock.

Equity Plan Compensation Information:

See the information set forth under the caption "Equity Plan Compensation Information" in the Proxy Statement, which is incorporated by reference into Item 12 of Part III of this Annual Report.

Issuance of Unregistered Securities:

There were no issuances of unregistered securities by the Company during the three-year period ended March 31, 2014.

Issuer Purchases of Equity Securities:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
December 29, 2013 to January 26, 2014	—	$ —	—	199,376
January 27, 2014 to February 23, 2014	112,870	$ 26.50	112,870	1,086,506
February 24, 2014 to March 31, 2014	—	$ —	—	1,086,506
Total	112,870	$ 26.50	112,870	1,086,506

As of March 31, 2014, 1,086,506 shares, which includes 1,000,000 shares approved for repurchase by the Board on January 27, 2014, were available under repurchase programs approved by the Board. The repurchase programs have no expiration date and no programs were terminated prior to the full repurchase of the authorized amount. Additional repurchases of common stock may occur from time to time depending upon factors such as the Company's cash flows and general market conditions. While the Company expects to continue to repurchase shares of common stock for the foreseeable future, there can be no assurance as to the timing or amount of such repurchases.

Item 6. Selected Financial Data.

The following tables set forth certain selected historical financial data for the Company (in thousands, except for per share amounts). This information should be read in conjunction with the Company's consolidated financial statements, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

	Fiscal				
	2014	2013	2012	2011	2010
Statements of Operations					
Revenues	$ 971,674	$ 997,786	$ 1,087,528	$ 1,068,229	$ 961,393
Gross profit	303,582	319,930	346,496	357,110	335,381
Operating income (loss)[1]	(108,392)	56,269	(239,673)	91,058	63,043
Net income (loss)[1]	(115,873)	28,806	(247,734)	52,862	34,503
Basic earnings (loss) per share	(7.33)	1.73	(13.98)	2.99	1.97
Diluted earnings (loss) per share	(7.33)	1.73	(13.98)	2.97	1.97
Dividends per share	0.36	0.32	0.28	0.24	0.24
Balance Sheet Data (at end of period)					
Working capital [2]	$ 175,692	$ 184,229	$ 166,167	$ 164,595	$ 126,585
Total assets	712,029	878,001	888,023	1,171,983	1,125,364
Long-term debt	160,429	187,648	179,621	181,127	210,873
Stockholders' equity	351,117	482,247	494,384	766,259	689,994

[1] Includes goodwill impairment loss of $154,429 and $317,797 for Fiscal 2014 and 2012, respectively.

[2] Working capital is computed as current assets minus current liabilities.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A").

The discussion and analysis for the fiscal years ended March 31, 2014, 2013 and 2012 as set forth below in this Item 7 should be read in conjunction with the consolidated financial statements of Black Box, including the related notes. The Company's fiscal year ends on March 31. References to "Fiscal Year" or "Fiscal" mean the Company's fiscal year ended March 31 for the year referenced. All dollar amounts are presented in thousands except for per share amounts or unless otherwise noted.

The Company

Black Box is a leading technology solutions provider dedicated to helping customers design, build, manage, and secure their IT infrastructure. The Company offers Products and Services that it distributes through two platforms that it has built over its 38-year history.

The Products Platform is comprised of global sales and distribution, free 24/7/365 technical support, custom solutions, same-day delivery, lifetime warranties, quality control, global product management and sourcing. The current products offered through the platform include but are not limited to IT infrastructure, specialty networking, multimedia and KVM switching.

The Company generates revenues in its Product business from the sale of technology products through its catalogs and Internet Web site. These products are sold in a highly fragmented and competitive market. The Company has been in this business for over 38 years and has developed a reputation for being a reliable provider of high-quality communications and infrastructure products. With an average order size of less than one thousand dollars, product revenues are less impacted by capital spending and more so by general information technology spending.

The Services Platform is comprised of engineering and design, network operations centers, technical certifications, local and national sales teams, remote monitoring, on-site service teams and technology partner centers of excellence which include dedicated sales and engineering resources. The primary services offered through this platform include but are not limited to communications lifecycle services, unified communications, structured cabling, video/AV services, in-building wireless and data center services.

The Company generates revenues in its Service business from the design, sale and/or installation of new communications and data infrastructure systems, the support of existing systems and MAC work. The Company's diverse portfolio of offerings allows it to service the needs of its clients independent of the technology that they choose, which it believes is a unique competitive advantage. For the sale and implementation of new communications systems, or other major projects, most significant orders are subject to competitive bidding processes and, generally, competition can be significant for such new orders. The Company is continually bidding on new projects to maintain and grow service revenues. Projects account for the majority of Service revenues and are primarily driven by the overall economic environment and information technology capital spending. The Company also serves government clients whose revenues are not as dependent on the overall economic environment as commercial clients but are subject to governmental budgetary constraints.

New communications systems orders often generate a post-implementation maintenance agreement to support the system, which generally ranges from 1-3 years for commercial clients and 3-5 years for government clients. Historically, such an agreement would result in a fixed fee earned ratably over the term of the contract. Recently, some of our clients have adopted a variable fee model based on time and materials per occurrence, similar to MAC work. While this shift decreases our contractually obligated revenues, the variable model also generates profitable revenues. Revenues from maintenance contracts generally are not dependent on the economy as clients contract for maintenance to extend the life of their existing equipment and delay capital spending on new communications systems. Maintenance and MAC work revenues are also dependent upon the Company's relationship with its clients and its long track record of providing high-quality service.

The Company's Services business generates backlog which is defined by the Company as orders and contracts considered to be firm. At March 31, 2014, the Company's total backlog, which relates primarily to Services, was $359,709, of which $246,008 is expected to be completed within the next twelve months.

The Company services a variety of clients within most major industries, with the highest concentration in the government, business services, manufacturing, banking, retail, healthcare and technology industry verticals. Factors that impact those verticals, therefore, could have an impact on the Company. While the Company generates most of its revenues in North America, the Company also generates revenues from around the world, primarily Europe, such that factors that impact European markets could impact the Company. Management strives to develop extensive and long-term relationships with high-quality clients as Management believes that satisfied clients will demand quality services and product offerings from us even in economic downturns.

In connection with a new management team and a renewed business strategy, the Company has realigned its organizational structure, which resulted in the identification of new operating segments (North America Products, North America Services, International Products and International Services) for the purpose of making operational decisions and assessing financial performance which was effective, on a prospective basis, beginning on April 1, 2013. See Note 5 and Note 16 to the Consolidated Financial Statements for additional information.

Fiscal 2014 vs Fiscal 2013 Summary

	FY14	FY13	% Change
Revenues	$ 971,674	$ 997,786	(3)%
Gross profit margin	31.2 %	32.1%	(3)%
Operating income (loss) margin	(11.2)%	5.6%	n/m
Diluted earnings (loss) per share	$ (7.33)	$ 1.73	n/m
Net cash provided by (used for) operating activities	$ 56,346	$ 46,701	21 %

n/m = not meaningful

Diluted loss per share was $7.33 compared to Diluted earnings per share of $1.73 in the same period last year as a result of:

- a $26,112 decrease in Revenues which includes a decrease in Product Revenues as of result of a decrease in North America Products due to reduced spending in both direct and indirect channels by our government clients as a result of the federal budget sequestration and a decrease in Service Revenues due to weaker than anticipated client adoption of rapidly changing communications technology in North America,
- a $16,348 decrease in Gross profit as a result of the decrease in Revenues noted above and a decrease in Gross profit margin,

- a $4,403 decrease in Selling, general and administrative expenses which were primarily the result of costs savings from restructuring activity in the prior year, a decrease in restructuring expenses of $5,005 and a decrease in stock-based compensation expense of $1,123 partially offset by current period investments for growth programs,
- a $154,429 increase in Goodwill impairment loss (*see* "Goodwill" below for additional reference),
- a $1,443 decrease in Interest expense (income), net resulting from the change in the fair value of the interest-rate swap of $1,438 (from a loss of $606 in Fiscal 2013 to a gain of $832 in Fiscal 2014),
- a $2,519 decrease in Other expenses (income), net as a result of a $1,848 decrease in non-cash losses related to the Company's non-controlling interest in Genesis Networks Integration Services, LLC ("GNIS").
- a $16,020 decrease in Provision for income taxes as a result of $14,241 of tax benefit associated with the goodwill impairment loss, a decrease in uncertain income tax positions (including interest and penalties) and the benefit associated with the Fiscal 2013 federal return to provision reconciliation partially offset by the write-off of certain deferred tax assets related to equity awards, and
- a 795,000 reduction in Diluted weighted-average common shares outstanding resulting from the Company's common stock repurchases.

Net cash provided by operating activities was $56,346, an increase of 21% compared to Net cash provided by operating activities of $46,701 in the same period last year primarily due to a $2,866 increase in Accounts receivable, net compared to a $10,047 decrease in Accounts receivable, net in the same period last year and a $11,767 decrease in Costs/estimated earnings in excess of billings on uncompleted contracts compared to a $13,928 increase in Costs/estimated earnings in excess of billings on uncompleted contracts in the same period last year. As a reminder, Costs/estimated earnings in excess of billings on uncompleted contracts includes contracts for which contract billing terms do not necessarily coincide with percentage-of-completion revenue recognition.

In Fiscal 2014, the Company invested in a number of key initiatives that impacted short-term profitability in an effort to generate revenue growth. For Products, the Company introduced a distributed direct sales team. For Services, the Company invested in programs to increase its market share with Cisco and in the expanding Wireless market. Each of these programs has generated revenue growth and a return on investment in Fiscal 2014. In the aggregate, we invested approximately $7,000 in new initiatives all of which generated positive contribution to operating income. Specifically:

- For Products, the Company increased its sales team by forty and generated approximately $20,000 of incremental revenue.
- For Services, Cisco revenue grew 10% and Wireless revenue grew 6%. The combined backlog from those practices grew to approximately $50,000 and the pipeline grew to approximately $170,000.

The Company views the results of these programs as confirmation that the strategy is sound and is generating positive results. Despite challenges during the year in our Federal and core commercial markets, stable revenues during the third and fourth quarter of Fiscal 2014 indicate that we may be reversing the organic revenue declines from the last few years.

Results of Operations

Segments

We conduct our business globally and manage our business by geographic-service type under the following four operating segments: North America Products, North America Services, International Products and International Services. The Revenues, Gross profit and Operating income amounts in the table below are presented on a basis consistent with accounting principles generally accepted in the United States. As a result of the segment change (discussed in Note 16 of the Notes to the Consolidated Financial Statements), the Company has restated prior period information to conform to the current year's presentation.

	FY14	FY13	% Change	FY13	FY12	% Change
Revenues						
North America Products	$ 82,833	$ 87,089	(5)%	$ 87,089	$ 92,781	(6)%
International Products	$ 99,320	$ 99,194	— %	$ 99,194	$ 105,859	(6)%
Total Products	**$ 182,153**	**$ 186,283**	**(2)%**	**$ 186,283**	**$ 198,640**	**(6)%**
North America Services	$ 753,525	$ 775,868	(3)%	$ 775,868	$ 850,936	(9)%
International Services	$ 35,996	$ 35,635	1 %	$ 35,635	$ 37,952	(6)%
Total Services	**$ 789,521**	**$ 811,503**	**(3)%**	**$ 811,503**	**$ 888,888**	**(9)%**
Total Revenues	**$ 971,674**	**$ 997,786**	**(3)%**	**$ 997,786**	**$1,087,528**	**(8)%**
Gross profit						
North America Products	$ 34,624	$ 38,367	(10)%	$ 38,367	$ 39,585	(3)%
% of Revenues	41.8 %	44.1%	(5)%	44.1%	42.7 %	3 %
International Products	$ 42,052	$ 44,040	(5)%	$ 44,040	$ 48,600	(9)%
% of Revenues	42.3 %	44.4%	(5)%	44.4%	45.9 %	(3)%
Total Products	**$ 76,676**	**$ 82,407**	**(7)%**	**$ 82,407**	**$ 88,185**	**(7)%**
% of Revenues	42.1 %	44.2%	(5)%	44.2%	44.4 %	— %
North America Services	$ 219,337	$ 228,503	(4)%	$ 228,503	$ 247,918	(8)%
% of Revenues	29.1 %	29.5%	(1)%	29.5%	29.1 %	1 %
International Services	$ 7,569	$ 9,020	(16)%	$ 9,020	$ 10,393	(13)%
% of Revenues	21.0 %	25.3%	(17)%	25.3%	27.4 %	(8)%
Total Services	**$ 226,906**	**$ 237,523**	**(5)%**	**$ 237,523**	**$ 258,311**	**(8)%**
% of Revenues	28.7 %	29.3%	(2)%	29.3%	29.1 %	1 %
Total Gross Profit	**303,582**	**319,930**	**(5)%**	**319,930**	**346,496**	**(8)%**
% of Revenues	**31.2 %**	**32.1%**	**(3)%**	32.1%	31.9 %	**1 %**
Operating income (loss)[1]						
North America Products	$ (36,099)	$ 8,995	n/m	$ 8,995	$ 8,599	5 %
% of Revenues	(43.6)%	10.3%	n/m	10.3%	9.3 %	11 %
International Products	$ (14,847)	$ 6,954	n/m	$ 6,954	$ (1,308)	n/m
% of Revenues	(14.9)%	7.0%	n/m	7.0%	(1.2)%	n/m
Total Products	**$ (50,946)**	**$ 15,949**	**n/m**	**$ 15,949**	**$ 7,291**	**119 %**
% of Revenues	(28.0)%	8.6%	n/m	8.6%	3.7 %	133 %
North America Services	$ (52,426)	$ 38,418	n/m	$ 38,418	$ (223,279)	n/m
% of Revenues	(7.0)%	5.0%	n/m	5.0%	(26.2)%	n/m
International Services	$ (5,020)	$ 1,902	n/m	$ 1,902	$ (23,685)	n/m
% of Revenues	(13.9)%	5.3%	n/m	5.3%	(62.4)%	n/m
Total Services	**$ (57,446)**	**$ 40,320**	**n/m**	**$ 40,320**	**$ (246,964)**	**n/m**
% of Revenues	(7.3)%	5.0%	n/m	5.0%	(27.8)%	n/m
Total Operating Income (loss)	**(108,392)**	**56,269**	**n/m**	**56,269**	**(239,673)**	**n/m**
% of Revenues	(11.2)%	5.6%	n/m	5.6%	(22)%	n/m

n/m = not meaningful

[1] Includes goodwill impairment loss of $42,613, $20,159, $86,904 and $4,753 for North America Products, International Products, North America Services and International Services, respectively, for Fiscal 2014, and $232, $13,724, $277,132 and $26,709 for North America Products, International Products, North America Services and International Services, respectively, for Fiscal 2012.

Fiscal 2014 vs Fiscal 2013

Total Revenues were $971,674, a decrease of 3% when compared to Total Revenues of $997,786 in the same period last year. Product Revenues were $182,153, a decrease of 2% compared to Product Revenues of $186,283 in the same period last year primarily as a result of a decrease in North America Products due to reduced spending in both direct and indirect channels by our government clients as a result of the federal budget sequestration, which the Company believes may impact Product Revenues, relative to historic levels, for the foreseeable future, and a decrease in demand for International Products, partially offset by a large order in International Products sold through integrators within business services whose end-users were government clients. The decrease in Product Revenues was partially offset by an approximate $20,000 of incremental revenue that was generated by a new direct sales team focused on larger opportunities. Service Revenues were $789,521, a decrease of 3% compared to Service Revenues of $811,503 in the same period last year primarily due to a decrease in commercial revenues in North America Services resulting from weaker than anticipated economic recovery and sluggish client adoption of the rapidly changing communications technology along with relatively stable government revenues in North America Services. The decrease in North America Services was partially offset by the success of its Cisco and wireless solutions practices which grew 10% and 6%, respectively, over the prior year.

Total Gross profit margin was 31.2%, a decrease of 3% compared to Total Gross profit margin of 32.1% in the same period last year. Product Gross profit margin was 42.1%, a decrease of 5% compared to Product Gross profit margin of 44.2% in the same period last year, primarily due to lower gross profit margins on the large order noted above, competitive pricing pressures and product mix. Service Gross profit margin was 28.7%, a decrease of 2% compared to Service Gross profit margin of 29.3% in the same period last year, primarily due to project mix and client-type mix. The selling prices for our services and the resulting gross profit margins continue to be impacted by competition for lower priority budget dollars.

Total Operating loss margin was 11.2% compared to Total Operating income margin of 5.6% in the same period last year. Product Operating loss margin was 28.0% compared to Product Operating income margin of 8.6% in the same period last year, primarily due to goodwill impairment loss of $62,772 ($42,613 for North America Products and $20,159 for International Products), the lower gross profit margins noted above and current period investments for growth programs. Service Operating loss margin was 7.3% compared to Service Operating income margin of 5.0% in the same period last year, primarily due to goodwill impairment loss of $91,657 ($86,904 for North America Services and $4,753 for International Services), lower gross profit margins noted above and current period investments for growth programs.

The Company anticipates it will continue its investment in longer-term programs designed to accelerate the growth in revenue and market penetration which are expected to result in its Operating income margin, excluding the effect of the goodwill impairment loss, remaining at or near current levels for Fiscal 2015.

Fiscal 2013 vs Fiscal 2012

Total Revenues were $997,786, a decrease of 8% when compared to Total Revenues of $1,087,528 in the same period last year. Product Revenues were $186,283, a decrease of 6% compared to Product Revenues of $198,640 in the same period last year primarily as a result of slower than expected economic recovery and lower IT infrastructure spend and investment levels by our end customers. Service Revenues were $811,503, a decrease of 9% compared to Service Revenues of $888,888 in the same period last year primarily due to a decrease in government revenues, primarily caused by delays in funding as well as project and task order initiation and a decrease in commercial revenues primarily as a result of weaker than expected economic recovery and sluggish client adoption of the rapidly changing communications technology.

Total Gross profit margin was 32.1%, an increase of 1% compared to Total Gross profit margin of 31.9% in the same period last year. Product Gross profit margin was 44.2%, consistent with Product Gross profit margin of 44.4% in the same period last year as a result of continued competitive market conditions. Service Gross profit margin was 29.3%, an increase of 1% compared to Service Gross profit margin of 29.1% in the same period last year, primarily due to continued competitive market conditions.

Total Operating income margin was 5.6% compared to Total Operating loss margin of 22.0% in the same period last year. Product Operating income margin was 8.6%, an increase of 133% compared to Product Operating income margin of 3.7% in the same period last year primarily as a result of the goodwill impairment loss of $13,956 ($232 for North America Products and $13,724 in International Products) during Fiscal 2012. Service Operating income margin was 5.0% compared to Service Operating loss margin of 27.8% in the same period last year primarily as a result of the goodwill impairment loss of $303,841 ($277,132 for North America Services and $26,709 for International Services) during Fiscal 2012.

Interest expense, Other expense and Income Taxes

	FY14	FY13	% Change	FY13	FY12	% Change
Interest expense	$ 4,647	$ 6,090	(24)%	$ 6,090	$ 5,148	18%
% of Revenues	0.5 %	0.6%	(17)%	0.6%	0.5 %	20%
Income taxes	$ 1,637	$ 17,657	(91)%	$ 17,657	$ 1,668	959%
Effective income tax rate	(1.4)%	38.0%	n/m	38.0%	(0.7)%	n/m

n/m = not meaningful

Fiscal 2014 vs Fiscal 2013

Interest expense was $4,647, a decrease of 24% compared to Interest expense of $6,090 in the same period last year primarily as a result of a change in the fair value of the interest-rate swap of $1,438 (from a loss of $606 in Fiscal 2013 to a gain of $832 in Fiscal 2014). Interest expense as a percent of Revenues was 0.5%, a decrease of 17% compared to Interest expense as a percent of Revenues of 0.6% in the same period last year. The weighted-average outstanding debt and weighted-average interest rate was $190,015 and 1.5%, respectively, compared to $203,072 and 1.5% in the same period last year.

Income taxes was $1,637 compared to Income taxes of $17,657 in the same period last year. The effective income tax rate was (1.4)% compared to the effective income tax rate of 38.0% in the same period last year. The effective income tax rate decrease from 38.0% to (1.4)% was primarily due to $114,920 of non-deductible goodwill impairment loss, a decrease in uncertain income tax positions (including interest and penalties) and the benefit associated with the Fiscal 2013 federal return to provision reconciliation partially offset by the write-off of certain deferred tax assets related to equity awards.

Fiscal 2013 vs Fiscal 2012

Interest expense was $6,090, an increase of 18% compared to Interest expense of $5,148 in the same period last year primarily as a result of a change in the fair value of the interest-rate swap of $1,136 (from a gain of $530 in Fiscal 2012 to a loss of $606 in Fiscal 2013). Interest expense as a percent of Revenues was 0.6%, an increase of 20% compared to Interest expense as a percent of Revenues of 0.5% in the same period last year. The weighted-average outstanding debt and weighted-average interest rate was $203,072 and 1.5%, respectively, compared to $194,055 and 1.1% in the same period last year.

Income taxes was $17,657 compared to Income taxes of $1,668 in the same period last year. The effective income tax rate was 38.0% compared to the effective income tax rate of (0.7)% in the same period last year. The effective income tax rate increase from (0.7)% to 38.0% was primarily due to $262,703 of non-deductible goodwill impairment loss resulting from the goodwill impairment in the third quarter of Fiscal 2012 and a reduction in reserves of $1,579 during second quarter of Fiscal 2012 related to the settlement of an Internal Revenue Service audit for Fiscal 2007 through Fiscal 2010.

Liquidity and Capital Resources

Overview

A majority of our revenue is generated through individual sales of products and services. Less than 20% of our revenue is generated from long-term support contracts. We depend on repeat client business, as well as our ability to develop new client business, to sustain and grow our revenue. Most significant orders are subject to a competitive bidding process and, generally, competition can be significant for such new orders. Our business model provides us with flexibility in terms of capital expenditures and other required operating expenses. For the foreseeable future, we expect to continue to generate net cash provided by operating activities that exceeds our capital expenditures and other required operating expenses and will be available for discretionary investments.

We seek to allocate the net cash provided by our operating activities in a manner that will enhance per share results. Our historical discretionary investments include: strategic acquisitions of high quality growth-oriented companies, a return to our stockholders through dividends and common stock repurchases and repaying our debt.

Liquidity Position

The following is a summary of our capitalization and liquidity position.

		FY14		FY13		FY12
Cash and cash equivalents	$	30,810	$	30,720	$	22,444
Working capital	$	175,692	$	184,229	$	166,167
Long-term debt	$	160,429	$	187,648	$	179,621
Stockholders' equity	$	351,117	$	482,247	$	494,384
Unused portion of the Credit Agreement	$	235,595	$	208,340	$	215,873

We expect that our cash, the unused portion of our Credit Agreement and net cash provided by operating activities should be sufficient to cover the Company's working capital requirements, capital expenditures, dividend program, potential stock repurchases, potential future acquisitions or strategic investments and other cash needs for at least the next 12 months.

Sources and Uses of Cash

The following is a summary of our sources and uses of cash.

		FY14		FY13		FY12
Net cash provided by (used for) operating activities	$	56,346	$	46,701	$	65,821
Net cash provided by (used for) investing activities	$	(8,101)	$	(8,305)	$	(48,418)
Net cash provided by (used for) financing activities	$	(52,021)	$	(29,463)	$	(23,744)

<u>Net cash provided by (used for) operating activities</u>

Net cash provided by operating activities for Fiscal 2014 was $56,346, due primarily to Net loss of $115,873, inclusive of non-cash charges, including $154,429 goodwill impairment loss, and a decrease in Costs/estimated earnings in excess of billings on uncompleted contracts of $11,767, partially offset by a decrease in All other liabilities of $12,385. Net cash provided by operating activities for Fiscal 2013 was $46,701, due primarily to Net income of $28,806, inclusive of non-cash charges and a decrease in trade accounts receivable of $10,047, partially offset by an increase in Costs/estimated earnings in excess of billings on uncompleted contracts of $13,928 and a decrease in All other liabilities of $9,480. Net cash provided by operating activities for Fiscal 2012 was $65,821, due primarily to Net loss of $247,734, inclusive of non-cash charges, including $317,797 goodwill impairment loss, and a decrease in Costs/estimated earnings in excess of billings on uncompleted contracts of $19,133 partially offset by a decrease in All other liabilities of $19,119 and an increase in deferred taxes of $18,398 (primarily related to the tax deductible portion of the goodwill impairment loss). Changes in the above accounts are based on average Fiscal 2014, Fiscal 2013 and Fiscal 2012 exchange rates, as applicable.

Changes in working capital, and particularly changes in accounts receivable, costs in excess of billings and billings in excess of cost, can have a significant impact on net cash provided by operating activities, largely due to the timing of payments and receipts. The Company expects that its cash provided by operating activities and the availability under its credit facility will be sufficient to fund the Company's working capital requirements, capital expenditures, dividend program, potential stock repurchases, potential future acquisitions or strategic investments and other cash needs for the next twelve months.

<u>Net cash provided by (used for) investing activities</u>

Capital expenditures

The Company made investments of $7,338 compared to $6,323 and $7,633 for Fiscal 2013 and Fiscal 2012, respectively, which related primarily to information technology infrastructure, computer hardware and software and vehicles.

Acquisitions

The Company made investments of $779 compared to $2,371 and $41,065 for Fiscal 2013 and Fiscal 2012, respectively.

See Note 14 of the Notes to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report for additional details regarding these acquisitions.

Net cash provided by (used for) financing activities

Long-term debt

Repayment of long-term debt was $27,382, funded by cash flow provided by operations, compared to proceeds from long-term debt of $7,735, used to fund common stock repurchases, and repayment of long-term debt of $1,911, funded by cash flow provided by operations, for Fiscal 2013 and Fiscal 2012, respectively.

Common stock repurchases

The Company made discretionary investments in the form of common stock repurchases of $20,274 compared to $36,231 and $13,771 for Fiscal 2013 and Fiscal 2012, respectively. The Company also made tax payments of $1,520 compared to $983 and $1,521 for Fiscal 2013 and Fiscal 2012, respectively, related to share withholding to satisfy employee income taxes due as a result of the vesting of certain restricted stock units and performance shares.

Since the inception of the repurchase program in April 1999 through March 31, 2014, the Company has repurchased 10,413,494 shares of common stock for an aggregate purchase price of $393,373, or an average purchase price per share of $37.78. These shares do not include the treasury shares withheld for tax payments due upon the vesting of certain restricted stock units and performance shares. As of March 31, 2014, 1,086,506 shares were available under repurchase programs. Additional repurchases of common stock may occur from time to time depending upon factors such as the Company's cash flows and general market conditions. There can be no assurance as to the timing or amount of such repurchases. Under the Credit Agreement, the Company is permitted to repurchase its common stock as long as no Event of Default or Potential Default (as defined in the Credit Agreement) shall have occurred and is continuing or shall occur as a result thereof. In addition, no repurchase of common stock is permitted under the Credit Agreement if such event would violate a consolidated leverage ratio required to be maintained under the Credit Agreement.

Dividends

The Company made discretionary investments in the form of dividends to its shareholders of $5,576 compared to $5,206 and $4,798 for Fiscal 2013 and Fiscal 2012, respectively. While the Company expects to continue to declare quarterly dividends, the payment of future dividends is at the discretion of the Board and the timing and amount of any future dividends will depend upon earnings, cash requirements and the financial condition of the Company. Under the Credit Agreement, the Company is permitted to make any distribution or dividend as long as no Event of Default or Potential Default (as defined in the Credit Agreement) shall have occurred and is continuing or shall occur as a result thereof. In addition, no distribution or dividend is permitted under the Credit Agreement if such event would violate a consolidated leverage ratio required to be maintained under the Credit Agreement other than regular quarterly dividends not exceeding $15,000 per year.

Credit Agreement

On March 23, 2012, the Company entered into a Credit Agreement with Citizens Bank of Pennsylvania, as administrative agent, and certain other lender parties. The Credit Agreement expires on March 23, 2017. Borrowings under the Credit Agreement are permitted up to a maximum amount of $400,000, which includes up to $25,000 of swing-line loans and $25,000 of letters of credit. The Credit Agreement may be increased by the Company up to an additional $100,000 with the approval of the lenders and may be unilaterally and permanently reduced by the Company to not less than the then outstanding amount of all borrowings. Interest on outstanding indebtedness under the Credit Agreement accrues, at the Company's option, at a rate based on either: (a) the greater of (i) the prime rate per annum of the agent then in effect and (ii) 0.50% plus the rate per annum announced by the Federal Reserve Bank of New York as being the weighted-average of the rates on overnight Federal funds transactions arranged by Federal funds brokers on the previous trading day, in each case plus 0% to 0.75% (determined by a leverage ratio based on the Company's consolidated Earnings Before Interest Taxes Depreciation and Amortization ("EBITDA")) or (b) a rate per annum equal to the LIBOR rate plus 0.875% to 1.75% (determined by a leverage ratio based on the Company's consolidated EBITDA). The Credit Agreement requires the Company to maintain compliance with certain non-financial and financial covenants such as leverage and fixed-charge coverage ratios, which could limit the Company's ability to borrow the full amount of the credit facility. As of March 31, 2014, the Company was in compliance with all covenants under the Credit Agreement.

Contractual Obligations

The Company has various contractual obligations and commitments to make future payments including those arising under its debt agreements, operating and capital lease obligations and discounted lease rental commitments.

The following table summarizes significant contractual obligations and commitments of the Company as of March 31, 2014. Except as set forth in the following table, the Company does not have any material long-term purchase obligations or other long-term liabilities that are reflected on its balance sheet as of March 31, 2014:

	Payments Due by Period [1]				
	Less than 1 year	**1-3 years**	**3-5 years**	**More than 5 years**	**Total**
Long-term debt obligations	$ —	$ 160,355	$ —	$ —	$ 160,355
Interest expense on long-term debt	2,458	4,863	—	—	7,321
Capital lease obligations	203	46	28	—	277
Operating lease obligations	12,078	13,099	5,650	2,110	32,937
Total contractual obligations	$ 14,739	$ 178,363	$ 5,678	$ 2,110	$ 200,890

[1] Not included in the above table are potential cash obligations of $12,963 associated with an unfunded pension liability due to the high degree of uncertainty regarding the timing of future cash outflows associated with such obligation.

The estimated interest expense payments on long-term debt reflected in the table above are based on both the amount outstanding under the Company's credit facility and the weighted-average interest rate in effect as of March 31, 2014.

As of March 31, 2014, the Company had commercial commitments of $4,050, which are generally due within the next twelve months.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, other than those disclosed above, that are material to investors.

Inflation

The overall effects of inflation on the Company have been nominal. Although long-term inflation rates are difficult to predict, the Company continues to strive to minimize the effect of inflation through improved productivity and cost reduction programs as well as price adjustments within the constraints of market competition.

Critical Accounting Policies

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require the Company to make estimates and assumptions that affect the reported financial condition and results of operations. Such estimates and assumptions may differ from actual results. The Company bases its estimates and assumptions on the best available information and believes them to be reasonable for the circumstances. The Company's significant accounting policies are described in Note 2 of the Notes to the Consolidated Financial Statements. The Company believes that of its significant accounting policies, the following may involve a higher degree of judgment and complexity.

Allowance for doubtful accounts receivable

The Company records an allowance for doubtful accounts receivable as an offset to accounts receivable in order to present the net balance that the Company believes will be collected. This allowance is based on both recent trends in certain accounts receivable ("specific reserve") estimated to be a greater credit risk as well as general trends in the entire accounts receivable pool ("general reserve"). The Company computes a specific reserve by identifying specifically at-risk accounts receivable and applying historic reserve factors to the outstanding balance. The Company computes a general reserve by reviewing the accounts receivable aging and applying reserve factors based upon the age of the account receivable. If the estimate of uncollectible accounts receivable should prove inaccurate at some future date, the results of operations reported for the period could be materially affected by any necessary correction to the allowance for doubtful accounts.

Inventories

The Company's inventory is valued at the lower of cost or market value and has been reduced by an allowance for excess and obsolete inventories. The Company records an estimate for slow moving and obsolete inventory ("inventory reserve") based upon our product knowledge, physical inventory observation, future demand, market conditions and an aging analysis of the inventory on hand. For "convenience," we reduce inventory cost through a contra asset rather than through a new cost basis. If actual market conditions are less favorable than those projected by Management at some future date, the results of operations reported for the period could be materially affected by any necessary correction to the inventory reserve.

Deferred Income Taxes

The Company records deferred income tax assets and liabilities in its Consolidated Balance Sheets related to events that impact the Company's financial statements and tax returns in different periods. Deferred tax asset and liability balances are computed by identifying differences between the book basis and tax basis of assets and liabilities ("temporary differences") which are multiplied by the current tax rate. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the asset will not be realized. If the Company's estimate of the realizable deferred tax assets should prove inaccurate at some future date, the results of operations reported for the period could be materially affected by any necessary correction to the deferred tax asset allowance.

Goodwill

The Company conducts its annual goodwill impairment assessment during the third quarter of its fiscal year, using data as of the end of the second quarter of its fiscal year. Goodwill is tested using a two-step process. The first step of the goodwill impairment assessment, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill ("net book value"). If the fair value of a reporting unit exceeds its net book value, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary. If net book value of a reporting unit exceeds its fair value, the second step of the goodwill impairment test will be performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment assessment, used to measure the amount of impairment loss, if any, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. The implied fair value of reporting unit goodwill is determined as the residual between the fair value of the reporting unit and the fair value of its assets (including any unrecognized intangible assets) and liabilities. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess.

In the first step of the goodwill impairment assessment, the Company uses an income approach to derive a present value of the reporting unit's projected future annual cash flows and the present residual value of the reporting unit. The Company uses the income approach because it believes that the discounted future cash flows provide greater detail and opportunity to reflect facts, circumstances and economic conditions for each reporting unit. In addition, the Company believes that this valuation approach is a proven valuation technique and methodology for its industry and is widely accepted by investors. The Company uses a variety of underlying assumptions to estimate these future cash flows, which vary for each of the reporting units and include (i) future revenue growth rates, (ii) future operating profitability, (iii) the weighted-average cost of capital and (iv) a terminal growth rate. If the Company's estimates and assumptions used in the discounted future cash flows should change at some future date, the Company could incur an impairment charge which could have a material adverse effect on the results of operations reported for the period in which the impairment occurs.

Fiscal 2014

As previously disclosed, the Company realigned its organizational structure as a result of a new management team and a renewed business strategy. In connection with this reorganization, the Company evaluated its historical geographic-based operating segments (North America, Europe, Latin America and Pacific Rim) in relation to Generally Accepted Accounting Principles and identified the following new operating segments: (i) North America Products, (ii) North America Services, (iii) International Products and (iv) International Services. The new operating segments became effective, on a prospective basis, beginning on April 1, 2013. Note that the Company's operating segments are also its reporting units (for goodwill assessment purposes) and reporting segments (for financial reporting purposes). In connection with the identification of the new operating segments, the Company allocated goodwill from the historical geographic-based reporting units to the new reporting units using a relative fair market value approach.

Also, as of April 1, 2013, the Company conducted an interim goodwill impairment assessment because data, relevant to a goodwill impairment assessment, was readily available through the reassignment of goodwill to the Company's new business segments using the relative fair market value approach. The first step of the goodwill impairment assessment, used to identify potential impairment, resulted in a surplus of fair value over carrying amount for each of our new reporting units, thus the new reporting units were considered not impaired as of April 1, 2013 and the second step of the impairment test was not necessary.

Consistent with prior years, the Company conducted its annual goodwill impairment assessment as of the end of the second quarter of its fiscal year (September 28, 2013 for Fiscal 2014). Historically, this assessment was completed during the third quarter. However, given the reduced revenue and profitability outlook for Fiscal 2014 in each reporting unit announced in November 2013 with the second fiscal quarter financial results and changes in outlook as a result of the Company's efforts to transform into a more relevant and effective solution provider, the Company determined it was necessary to extend completion of its assessment process in order to take into account a contemporary outlook for the Company's business units that are being developed in connection with Fiscal 2015 planning.

During the fourth quarter, the Company determined that the carrying value of its reporting units exceeded the fair value of its reporting units, which included a contemporary outlook for each unit that had been developed in connection with Fiscal 2015 planning. As such, the Company proceeded to the second step of the goodwill impairment assessment. The Company, after consultation by Management with the Audit Committee (the "Audit Committee") of the Board, concluded that the Company will record a non-cash, pre-tax goodwill impairment loss of $154,429, (consisting of $42,613, $86,904, $20,159 and $4,753 in its North America Products, North America Services, International Products and International Services reporting units, respectively) during the fourth quarter of Fiscal 2014 as a result of its annual goodwill assessment conducted as of September 28, 2013. The impairment charge did not impact the Company's business operations, compliance with debt covenants, future cash flows nor result in any cash expenditures.

The primary factors contributing to the goodwill impairment loss were actual and projected revenue and profitability for Fiscal 2014 and Fiscal 2015, and the corresponding impact beyond those periods. Fiscal 2014 revenues and profitability on a consolidated basis were at or near their lowest levels in the past 6 years. Product revenues in Fiscal 2014 were impacted by reduced spending in both direct and indirect channels by our government clients as a result of the federal budget sequestration, which the Company believes may continue to impact North America Product Revenues, relative to recent historic levels, for the foreseeable future. Service Revenues were impacted by weaker than anticipated client adoption of the rapidly changing communications technology in our core markets. Product and Service Operating income margin were impacted by historically low gross profit margins as a result of continued competitive pricing pressures and current period investments for growth programs which, it is expected, will continue in Fiscal 2015. The Company believes that these short-term investments will enable it to grow revenue profitably in the longer term. Also contributing to the goodwill impairment loss was an increased weighted-average cost of capital for all of our reporting units (primarily driven by debt-related components of the weighted-average cost of capital).

The Company then adjusted the carrying value of its reporting units to reflect the goodwill impairment loss and compared that adjusted carrying value to the fair value of the reporting units. The excess of the fair value over this adjusted carrying value was $24,909, $51,957, $16,430 and $1,859 for North America Products, North America Services, International Products and International Services, respectively. A 100 basis point increase in the weighted-average cost of capital, which, holding all other assumptions constant, would have a significant impact on the fair value of a reporting unit, would decrease the fair value of the reporting units by $8,911, $39,375, $3,333 and $1,402 for North America Products, North America Services, International Products and International Services, respectively.

Fiscal 2013
The Company conducted its annual goodwill impairment assessment using data as of September 29, 2012. The first step of the goodwill impairment assessment, used to identify potential impairment, resulted in a surplus of fair value over carrying amount for each of our reporting units, thus the reporting units are considered not impaired and the second step of the impairment test was not necessary.

Fiscal 2012
As a result of its annual goodwill assessment conducted as of October 1, 2011, the Company, after consultation by Management with the Audit Committee, recorded a non-cash, pre-tax goodwill impairment charge of $317,797 during the third quarter of Fiscal 2012. The impairment charge did not impact the Company's business operations, compliance with debt covenants or future cash flows, or result in any cash expenditures. All of out reporting units continued to operate profitably and generate positive cash flow from operations. However, the fair value of the North America Products, North America Services, International Products and International Services reporting units did not support the book value of goodwill recorded from historical acquisitions. The primary factors contributing to the difference in fair value to book value were an increased weighted-average cost of capital for North America Products and North America Services (primarily driven by an increase in the risk premium associated with the Company's industry segment relative to a control group) and lower profitability as a result of competitive market conditions for North America Products, North America Services, International Products and International Services.

<u>Long-Lived Assets other than Goodwill</u>
The Company reviews long-lived assets including property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the estimated future cash flows (undiscounted) expected to result from the use and eventual disposition of an asset is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss is based on the fair value of the asset. No impairments of long-lived assets have been identified during any of the periods presented.

Loss Contingencies
The Company becomes subject to contingencies as a normal part of its business operations, such as future warranty obligations and potential liabilities relating to legal or regulatory matters. The Company accrues for contingent obligations when a loss is probable and the amount can be reasonably estimated.

Revenue Recognition
Product revenues are recognized when title to products sold passes to the client, which generally occurs upon shipment from the Company's location.

Services revenues are recognized from maintenance service contracts, MAC work and network integration services when the services are provided. Service contracts are generally pre-billed, recorded in Deferred revenue within the Company's Consolidated Balance Sheets and are generally recognized over the service period on a straight-line basis. Revenues from the sale and installation of products and systems are recognized using the percentage-of-completion method based upon the proportion of actual costs incurred to estimated total costs. At the time a loss on a contract becomes known, the entire amount of the estimated loss is recognized immediately in the financial statements. The Company has historically made reasonably accurate estimates of the extent of progress towards completion, contract revenues and contract costs on its long-term contracts. However, due to uncertainties inherent in the estimation process, actual results could differ materially from those estimates.

Impact of Recently Issued Accounting Pronouncements

There have been no accounting pronouncements adopted during Fiscal 2014, Fiscal 2013 or Fiscal 2012 that had a material impact on the Company's consolidated financial statements. There have been no new accounting pronouncements issued but not yet adopted that are expected to have a material impact on the Company's consolidated financial statements.

Cautionary Forward Looking Statements
When included in this Annual Report or in documents incorporated herein by reference, the words "should," "expects," "intends," "anticipates," "believes," "estimates," "approximates," "targets," "plans" and analogous expressions are intended to identify forward-looking statements. One can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. Such statements are inherently subject to a variety of risks and uncertainties that could cause actual results to differ materially from those projected. Although it is not possible to predict or identify all risk factors, such risks and uncertainties may include, among others, levels of business activity and operating expenses, expenses relating to corporate compliance requirements, cash flows, global economic and business conditions, successful integration of acquisitions, the timing and costs of restructuring programs, successful marketing of the Company's product and services offerings, successful implementation of the Company's M&A program including identifying appropriate targets, consummating transactions and successfully integrating the businesses, successful implementation of the Company's government contracting programs, competition, changes in foreign, political and economic conditions, fluctuating foreign currencies compared to the U.S. dollar, rapid changes in technologies, client preferences, the Company's arrangements with suppliers of voice equipment and technology, government budgetary constraints and various other matters, many of which are beyond the Company's control. Additional risk factors are included in this Annual Report. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and speak only as of the date of this Annual Report. The Company expressly disclaims any obligation or undertaking to release publicly any updates or any changes in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based and cautions you not to unduly rely on any such forward-looking statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The Company is exposed to market risks in the ordinary course of business that include interest-rate volatility and foreign currency exchange rates volatility. Market risk is measured as the potential negative impact on earnings, cash flows or fair values resulting from a hypothetical change in interest rates or foreign currency exchange rates over the next year. The Company does not hold or issue any financial derivative instruments (other than those specifically noted below) nor does it engage in speculative trading of financial derivatives.

Interest-rate Risk
The Company's primary interest-rate risk relates to its long-term debt obligations. As of March 31, 2014, the Company had total long-term obligations of $160,355 under the Credit Agreement. Of the outstanding debt, $125,000 was in variable rate debt that was effectively converted to a fixed rate through an interest-rate swap agreement (discussed in more detail below) and $35,355 was in variable rate obligations. As of March 31, 2014, an instantaneous 100 basis point increase in the interest rate of the variable rate debt would increase the Company's net loss in the subsequent fiscal year by $87 ($53 net of tax) assuming the Company employed no intervention strategies.

To mitigate the risk of interest-rate fluctuations associated with the Company's variable rate long-term debt, the Company has implemented an interest-rate risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings caused by interest-rate volatility. The Company's goal is to manage interest-rate sensitivity by modifying the re-pricing characteristics of certain balance sheet liabilities so that the net-interest margin is not, on a material basis, adversely affected by the movements in interest rates.

On November 15, 2011, the Company entered into a three-year floating-to-fixed interest-rate swap, with an effective start date of July 26, 2012, that is based on a three-month LIBOR rate versus a 1.25% fixed rate and has a notional value of $125,000. Changes in the fair market value of the interest-rate swap are recorded as an asset or liability within the Company's Consolidated Balance Sheets and Interest expense (income) within the Company's Consolidated Statements of Operations.

Foreign Exchange Rate Risk
The Company has operations, clients and suppliers worldwide, thereby exposing the Company's financial results to foreign currency fluctuations. In an effort to reduce this risk of foreign currency fluctuations, the Company generally sells and purchases inventory based on prices denominated in U.S. dollars. Intercompany sales to subsidiaries are generally denominated in the subsidiaries' local currency. The Company has entered into and will continue to enter into, on a selective basis, foreign currency contracts to reduce the foreign currency exposure related to certain intercompany transactions, primarily trade receivables and loans. All of the foreign currency contracts have been designated and qualify as cash flow hedges. The effective portion of any changes in the fair value of the derivative instruments is recorded in Accumulated Other Comprehensive Income ("AOCI") until the hedged forecasted transaction occurs or the recognized currency transaction affects earnings. Once the forecasted transaction occurs or the recognized currency transaction affects earnings, the effective portion of any related gains or losses on the cash flow hedge is reclassified from AOCI to the Company's Consolidated Statements of Operations. In the event it becomes probable that the hedged forecasted transaction will not occur, the ineffective portion of any gain or loss on the related cash flow hedge would be reclassified from AOCI to the Company's Consolidated Statements of Operations.

As of March 31, 2014, the Company had open foreign currency contracts in Australian and Canadian dollars, Danish krone, Euros, Mexican pesos, Norwegian kroner, British pounds sterling, Swedish krona, Swiss francs and Japanese yen. The open contracts have contract rates ranging from 1.10 to 1.14 Australian dollar, 1.04 to 1.13 Canadian dollar, 5.41 to 5.53 Danish krone, 0.72 to 0.76 Euro, 13.75 to 13.75 Mexican peso, 5.92 to 6.33 Norwegian kroner, 0.60 to 0.62 British pound sterling, 6.46 to 6.69 Swedish krona, 0.88 to 0.90 Swiss franc and 98.23 to 102.88 Japanese yen, all per U.S. dollar. The total open contracts had a notional amount of $53,031 and will expire within nine months.

Item 8. Financial Statements and Supplementary Data.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Black Box Corporation
Lawrence, Pennsylvania

We have audited the accompanying consolidated balance sheets of Black Box Corporation as of March 31, 2014 and 2013 and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended March 31, 2014. In connection with our audits of the financial statements, we have also audited Schedule II - Valuation and Qualifying Accounts. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Black Box Corporation at March 31, 2014 and 2013, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Black Box Corporation's internal control over financial reporting as of March 31, 2014, based on criteria established in *Internal Control - Integrated Framework 1992* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated May 16, 2014, expressed an unqualified opinion thereon.

/s/ BDO USA, LLP

Chicago, Illinois
May 16, 2014

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

Board of Directors and Stockholders
Black Box Corporation
Lawrence, Pennsylvania

We have audited Black Box Corporation's internal control over financial reporting as of March 31, 2014, based on criteria established in *Internal Control - Integrated Framework 1992* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Item 9A, Management's Report on Internal Control Over Financial Reporting." Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2014, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Black Box Corporation as of March 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2014 and our report dated May 16, 2014 expressed an unqualified opinion thereon.

/s/ BDO USA, LLP

Chicago, Illinois
May 16, 2014

BLACK BOX CORPORATION
CONSOLIDATED BALANCE SHEETS

In thousands, except par value	March 31, 2014	March 31, 2013
Assets		
Cash and cash equivalents	$ 30,810	$ 30,720
Accounts receivable, net of allowance for doubtful accounts of $6,004 and $6,300	156,549	152,967
Inventories, net	52,211	55,469
Costs/estimated earnings in excess of billings on uncompleted contracts	89,789	101,458
Other assets	26,974	26,068
Total current assets	**356,333**	**366,682**
Property, plant and equipment, net	29,052	27,720
Goodwill, net	192,954	345,397
Intangibles, net	98,645	110,668
Other assets	35,045	27,534
Total assets	**$ 712,029**	**$ 878,001**
Liabilities		
Accounts payable	$ 64,603	$ 66,236
Accrued compensation and benefits	26,075	25,186
Deferred revenue	33,847	33,869
Billings in excess of costs/estimated earnings on uncompleted contracts	15,932	13,386
Income taxes	3,169	6,650
Other liabilities	37,015	37,126
Total current liabilities	**180,641**	**182,453**
Long-term debt	160,429	187,648
Other liabilities	19,842	25,653
Total liabilities	**360,912**	**395,754**
Stockholders' equity		
Preferred stock authorized 5,000, par value $1.00, none issued	—	—
Common stock authorized 100,000, par value $.001, 15,558 and 16,133 shares outstanding, 26,136 and 25,898 issued	26	26
Additional paid-in capital	492,427	486,075
Retained earnings	249,217	370,775
Accumulated other comprehensive income	7,327	1,457
Treasury stock, at cost 10,578 and 9,765 shares	(397,880)	(376,086)
Total stockholders' equity	**351,117**	**482,247**
Total liabilities and stockholders' equity	**$ 712,029**	**$ 878,001**

***See* Notes to the Consolidated Financial Statements**

BLACK BOX CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands, except per share amounts	Year Ended March 31, 2014	2013	2012
Revenues			
Products	$ 182,153	$ 186,283	$ 198,640
Services	789,521	811,503	888,888
Total	971,674	997,786	1,087,528
Cost of sales *			
Products	105,477	103,876	110,455
Services	562,615	573,980	630,577
Total	668,092	677,856	741,032
Gross profit	303,582	319,930	346,496
Selling, general & administrative expenses	245,521	249,924	255,347
Goodwill impairment loss	154,429	—	317,797
Intangibles amortization	12,024	13,737	13,025
Operating income (loss)	(108,392)	56,269	(239,673)
Interest expense (income), net	4,647	6,090	5,148
Other expenses (income), net	1,197	3,716	1,245
Income (loss) before provision for income taxes	(114,236)	46,463	(246,066)
Provision (benefit) for income taxes	1,637	17,657	1,668
Net income (loss)	$ (115,873)	$ 28,806	$ (247,734)
Earnings (loss) per common share			
Basic	$ (7.33)	$ 1.73	$ (13.98)
Diluted	$ (7.33)	$ 1.73	$ (13.98)
Weighted-average common shares outstanding			
Basic	15,813	16,627	17,725
Diluted	15,813	16,689	17,725
Dividends per share	$ 0.36	$ 0.32	$ 0.28

* Exclusive of depreciation and intangibles amortization.

See Notes to the Consolidated Financial Statements

BLACK BOX CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended March 31,		
In thousands	**2014**	**2013**	**2012**
Net income (loss)	**$ (115,873)**	**$ 28,806**	**$ (247,734)**
Other comprehensive income (loss)			
Foreign currency translation adjustment	4,288	(4,237)	(6,868)
Pension			
Actuarial gain (loss), net of taxes of $962, ($692) and ($2,091)	1,386	(1,823)	(5,503)
Amounts reclassified into results of operations, net of taxes of $185, $104 and $39	283	273	99
Derivative instruments			
Net change in fair value of cash flow hedges, net of taxes of ($744), ($142) and ($54)	(1,212)	(375)	(143)
Amounts reclassified into results of operations, net of taxes of $692, $136 and $59	1,125	357	154
Other comprehensive income (loss)	**$ 5,870**	**$ (5,805)**	**$ (12,261)**
Comprehensive income (loss)	**$ (110,003)**	**$ 23,001**	**$ (259,995)**

See **Notes to the Consolidated Financial Statements**

BLACK BOX CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Treasury Stock			Accumulated Other Comprehensive Income				
In thousands	Shares	$.001 par	Shares	$	Additional Paid-in Capital	Foreign Currency Translation Adjustment	Derivative Instruments	Defined Benefit Pension	Retained Earnings	Total
March 31, 2011	**25,561**	**$ 26**	**7,643**	**$ (323,580)**	**$ 470,367**	**$ 23,914**	**$ (164)**	**$ (4,227)**	**$ 599,923**	**$ 766,259**
Net income (loss)									(247,734)	(247,734)
Foreign currency translation adjustment						(6,868)				(6,868)
Pension, net of taxes										
Actuarial gain (loss)								(5,503)		(5,503)
Actuarial gain (loss) reclassified into results of operations								99		99
Derivative Instruments, net of taxes										
Net change in fair value of cash flow hedges							(143)			(143)
Amounts reclassified into results of operations							154			154
Stock compensation expense					9,296					9,296
Dividends declared									(4,947)	(4,947)
Issuance of common stock	169	—			—					—
Repurchases of common stock			607	(15,292)						(15,292)
Tax impact from equity awards					(937)					(937)
March 31, 2012	**25,730**	**$ 26**	**8,250**	**$ (338,872)**	**$ 478,726**	**$ 17,046**	**$ (153)**	**$ (9,631)**	**$ 347,242**	**$ 494,384**
Net income (loss)									28,806	28,806
Foreign currency translation adjustment						(4,237)				(4,237)
Pension, net of taxes										
Actuarial gain (loss)								(1,823)		(1,823)
Actuarial gain (loss) reclassified into results of operations								273		273
Derivative Instruments, net of taxes										
Net change in fair value of cash flow hedges							(375)			(375)
Amounts reclassified into results of operations							357			357
Stock compensation expense					7,712					7,712
Dividends declared									(5,273)	(5,273)
Issuance of common stock	168	—			—					—
Repurchases of common stock			1,515	(37,214)						(37,214)
Tax impact from equity awards					(363)					(363)
March 31, 2013	**25,898**	**$ 26**	**9,765**	**$ (376,086)**	**$ 486,075**	**$ 12,809**	**$ (171)**	**$ (11,181)**	**$ 370,775**	**$ 482,247**
Net income (loss)									(115,873)	(115,873)
Foreign currency translation adjustment						4,288				4,288
Pension, net of taxes										
Actuarial gain (loss)								1,386		1,386
Actuarial gain (loss) reclassified into results of operations								283		283
Derivative Instruments, net of taxes										
Net change in fair value of cash flow hedges							(1,212)			(1,212)
Amounts reclassified into results of operations							1,125			1,125
Stock compensation expense					6,589					6,589
Dividends declared									(5,685)	(5,685)
Issuance of common stock	238	—			—					—
Repurchases of common stock			813	(21,794)						(21,794)
Proceeds from the exercise of stock options					988					988
Tax impact from equity awards					(1,225)					(1,225)
March 31, 2014	**26,136**	**$ 26**	**10,578**	**$ (397,880)**	**$ 492,427**	**$ 17,097**	**$ (258)**	**$ (9,512)**	**$ 249,217**	**$ 351,117**

***See* Notes to the Consolidated Financial Statements**

BLACK BOX CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands	Year Ended March 31, 2014	2013	2012
Operating Activities			
Net income (loss)	$ (115,873)	$ 28,806	$ (247,734)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities			
Intangibles amortization and depreciation	18,211	19,123	18,459
Loss (gain) on sale of property	92	(105)	(253)
Deferred taxes	(8,672)	4,144	(18,398)
Stock compensation expense	6,589	7,712	9,296
Change in fair value of interest-rate swaps	(832)	606	(530)
Goodwill impairment loss	154,429	—	317,797
Joint venture investment loss	822	2,670	—
Changes in operating assets and liabilities (net of acquisitions)			
Accounts receivable, net	(2,866)	10,047	135
Inventories, net	3,299	1,231	(3,540)
Costs/estimated earnings in excess of billings on uncompleted contracts	11,767	(13,928)	19,133
All other assets	(778)	(3,217)	(2,822)
Billings in excess of costs/estimated earnings on uncompleted contracts	2,543	(908)	(6,603)
All other liabilities	(12,385)	(9,480)	(19,119)
Net cash provided by (used for) operating activities	**$ 56,346**	**$ 46,701**	**$ 65,821**
Investing Activities			
Capital expenditures	$ (7,338)	$ (6,323)	$ (7,633)
Capital disposals	16	389	280
Acquisition of businesses (payments)/recoveries	—	17	(39,770)
Prior merger-related (payments)/recoveries	(779)	(2,388)	(1,295)
Net cash provided by (used for) investing activities	**$ (8,101)**	**$ (8,305)**	**$ (48,418)**
Financing Activities			
Proceeds (repayments) from long-term debt	$ (27,382)	$ 7,735	$ (1,911)
Proceeds (repayments) from short-term debt	2,267	4,005	—
Deferred financing costs	—	(20)	(1,743)
Purchase of treasury stock	(21,794)	(37,214)	(15,292)
Proceeds from the exercise of stock options	988	—	—
Payment of dividends	(5,576)	(5,206)	(4,798)
Increase (decrease) in cash overdrafts	(524)	1,237	—
Net cash provided by (used for) financing activities	**$ (52,021)**	**$ (29,463)**	**$ (23,744)**
Foreign currency exchange impact on cash	$ 3,866	$ (657)	$ (2,427)
Increase/(decrease) in cash and cash equivalents	**$ 90**	**$ 8,276**	**$ (8,768)**
Cash and cash equivalents at beginning of period	$ 30,720	$ 22,444	$ 31,212
Cash and cash equivalents at end of period	**$ 30,810**	**$ 30,720**	**$ 22,444**
Supplemental cash flow			
Cash paid for interest	$ 5,527	$ 5,092	$ 6,557
Cash paid for income taxes	13,651	10,097	29,437
Non-cash financing activities			
Dividends payable	1,400	1,291	1,223
Capital leases	260	33	36

***See* Notes to the Consolidated Financial Statements**

BLACK BOX CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Business and Basis of Presentation

Business

Black Box Corporation ("Black Box," or "the Company") is a leading technology solutions provider dedicated to helping customers design, build, manage, and secure their IT infrastructure. The Company offers Products and Services that it distributes through two platforms it has built over its 38-year history. The Products Platform is comprised of global sales and distribution, free 24/7/365 technical support, custom solutions, same-day delivery, lifetime warranties, quality control, global product management and sourcing. The current product categories offered through this platform include: (i) IT infrastructure, (ii) specialty networking, (iii) multimedia and (iv) keyboard/video/mouse ("KVM") switching. The Services Platform is comprised of engineering and design, network operations centers, technical certifications, local and national sales teams, remote monitoring, on-site service teams and technology partner centers of excellence which includes dedicated sales and engineering resources. The primary services offered through this platform include but are not limited to: (i) communications lifecycle services, (ii) unified communications, (iii) structured cabling, (iv) video/AV services, (v) in-building wireless and (vi) data center services. Founded in 1976, Black Box, a Delaware corporation, is headquartered near Pittsburgh in Lawrence, Pennsylvania.

In connection with a new management team and a renewed business strategy, the Company has realigned its organizational structure which resulted in the identification of new operating segments (North America Products, North America Services, International Products and International Services) for the purpose of making operational decisions and assessing financial performance effective, on a prospective basis, beginning on April 1, 2013. See Note 5 and Note 16 for additional information.

Basis of Presentation

References herein to "Fiscal Year" or "Fiscal" mean the Company's fiscal year ended March 31 for the year referenced. All references to dollar amounts herein are presented in thousands, except per share amounts, unless otherwise noted.

The consolidated financial statements include the accounts of the parent company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain items in the consolidated financial statements of prior years have been reclassified to conform to the current year's presentation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Company management ("Management") to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in these financial statements include project progress towards completion to estimated budget, allowances for doubtful accounts receivable, sales returns, net realizable value of inventories, loss contingencies, warranty reserves, intangible assets and goodwill. Actual results could differ from those estimates. Management believes the estimates made are reasonable.

Note 2: Significant Accounting Policies

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are stated at cost, which approximates fair value.

Allowance for doubtful accounts receivable

An allowance for doubtful accounts is recorded as an offset to accounts receivable in order to present the net balance that the Company believes will be collected. This allowance is based on both recent trends in certain accounts receivable ("specific reserve") estimated to be a greater credit risk as well as general trends in the entire accounts receivable pool ("general reserve"). The Company computes a specific reserve by identifying specifically at-risk accounts receivable and applying historic reserve factors to the outstanding balance. The Company computes a general reserve by reviewing the accounts receivable aging and applying reserve factors based upon the age of the account receivable. Additions to the allowance for doubtful accounts are charged to Selling, general & administrative expense within the Company's Consolidated Statements of Operations, and deductions from the allowance are recorded when specific accounts receivable are written off as uncollectible. The provision for doubtful accounts expense was $4,324, $3,556 and $3,006 for Fiscal 2014, Fiscal 2013 and Fiscal 2012, respectively.

Inventories

Inventories are valued at the lower of cost or market. The Company uses the first-in, first-out average cost method to value the majority of its inventory. However, several locations within the Company use other valuation methods, including first-in, first-out ("FIFO"). The Company records an estimate for slow moving and obsolete inventory ("inventory reserve") based upon our product knowledge, physical inventory observation, future demand, market conditions and an aging analysis of the inventory on hand. For "convenience," we reduce inventory cost through a contra asset rather than through a new cost basis. Upon a subsequent sale or disposal of the impaired inventory, the corresponding reserve is relieved to ensure the cost basis of the inventory reflects any reductions.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation. Maintenance, repairs and minor renewals are charged to operations as incurred. Major renewals and betterments, which substantially extend the useful life of the property, are capitalized at cost. Upon sale or other disposition of assets, the costs and related accumulated depreciation are removed from the accounts and the resulting gain or loss, if any, is reflected in the Consolidated Statements of Operations.

Depreciation is computed using the straight-line method based on the estimated useful lives of 30 to 40 years for buildings and improvements and 3 to 5 years for equipment and computer hardware and software. Leasehold improvements are depreciated over their lease terms, or useful lives, if shorter. The Company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the estimated future cash flows (undiscounted) expected to result from the use and eventual disposition of an asset is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss is based on the fair value of the asset. No impairment of property, plant and equipment has been identified during any of the periods presented.

Goodwill

Goodwill is the excess of purchase price over the value of net assets acquired in acquisitions. The Company conducts its annual goodwill impairment assessment during the third quarter of its fiscal year, using data as of the end of the second quarter of its fiscal year. Goodwill is tested using a two-step process. The first step of the goodwill impairment assessment, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill ("net book value"). If the fair value of a reporting unit exceeds its net book value, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary. If net book value of a reporting unit exceeds its fair value, the second step of the goodwill impairment test will be performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment assessment, used to measure the amount of impairment loss, if any, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. The implied fair value of reporting unit goodwill is determined as the residual between the fair value of the reporting unit and the fair value of its assets (including any unrecognized intangible assets) and liabilities. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess.

In the first step of the goodwill impairment assessment, the Company uses an income approach to derive a present value of the reporting unit's projected future annual cash flows and the present residual value of the reporting unit. The Company uses the income approach because it believes that the discounted future cash flows provide greater detail and opportunity to reflect facts, circumstances and economic conditions for each reporting unit. In addition, the Company believes that this valuation approach is a proven valuation technique and methodology for its industry and is widely accepted by investors. The Company uses a variety of underlying assumptions to estimate these future cash flows, which vary for each of the reporting units and include (i) future revenue growth rates, (ii) future operating profitability, (iii) the weighted-average cost of capital and (iv) a terminal growth rate. If the Company's estimates and assumptions used in the discounted future cash flows should change at some future date, the Company could incur an impairment charge which could have a material adverse effect on the results of operations reported for the period in which the impairment occurs.

Intangible Assets

Definite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives of 3 to 5 years for non-compete agreements, one year for backlog and 4 to 20 years for customer relationships. Indefinite-lived intangible assets not subject to amortization consist solely of the Company's trademark portfolio and are reviewed for impairment annually. The Company reviews definite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the estimated future cash flows (undiscounted) expected to result from the use and eventual disposition of an asset is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss is based on the fair value of the asset. No impairments of intangible assets have been identified during any of the periods presented.

Derivative Instruments and Hedging Activities

Foreign Currency Contracts
The Company has operations, clients and suppliers worldwide, thereby exposing the Company's financial results to foreign currency fluctuations. In an effort to reduce this risk of foreign currency fluctuations, the Company generally sells and purchases inventory based on prices denominated in U.S. dollars. Intercompany sales to subsidiaries are generally denominated in the subsidiaries' local currency. The Company has entered and will continue in the future, on a selective basis, to enter into foreign currency contracts to reduce the foreign currency exposure related to certain intercompany transactions, primarily trade receivables and loans. All of the foreign currency contracts have been designated and qualify as cash flow hedges. The effective portion of any changes in the fair value of the derivative instruments is recorded in Accumulated Other Comprehensive Income ("AOCI") until the hedged forecasted transaction occurs or the recognized currency transaction affects earnings. Once the forecasted transaction occurs or the recognized currency transaction affects earnings, the effective portion of any related gains or losses on the cash flow hedge is reclassified from AOCI to the Company's Consolidated Statements of Operations. In the event it becomes probable that the hedged forecasted transaction will not occur, the ineffective portion of any gain or loss on the related cash flow hedge would be reclassified from AOCI to the Company's Consolidated Statements of Operations.

Interest-rate Swap
To mitigate the risk of interest-rate fluctuations associated with the Company's variable rate long-term debt, the Company has implemented an interest-rate risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings caused by interest-rate volatility. The Company's goal is to manage interest-rate sensitivity by modifying the re-pricing characteristics of certain balance sheet liabilities so that the net-interest margin is not, on a material basis, adversely affected by the movements in interest rates. The interest-rate swap (defined below) is recognized on the consolidated balance sheets at fair value. It does not meet the requirements for hedge accounting and is marked to market through Interest expense (income) within the Company's Consolidated Statements of Operations.

Foreign Currency Translation
The financial statements of the Company's foreign subsidiaries, except those subsidiaries in Brazil and Mexico, are recorded in the local currency, which is the functional currency. Foreign currency assets and liabilities are translated into U.S. dollars at the rate of exchange existing at the year-end date. Revenues and expenses are translated at the average monthly exchange rates. Adjustments resulting from these translations are recorded in AOCI within the Company's Consolidated Balance Sheets and will be included in the Company's Consolidated Statements of Operations upon sale or liquidation of the foreign investment. Gains and losses from foreign currency transactions, denominated in a currency other than the functional currency, are insignificant to the Consolidated Statement of Operations and are recorded in Other expenses (income) within the Company's Consolidated Statements of Operations. The U.S. dollar is the functional currency for those subsidiaries located in Brazil and Mexico.

Revenue
Product revenues are recognized when title to products sold passes to the client, which generally occurs upon shipment from the Company's location.

Services revenues are recognized from maintenance service contracts, moves, adds and changes and network integration services when the services are provided. Service contracts are generally pre-billed, recorded in Deferred revenue within the Company's Consolidated Balance Sheets and are generally recognized over the service period on a straight-line basis. Revenues from the sale and installation of products and systems are recognized using the percentage-of-completion method based upon the proportion of actual costs incurred to estimated total costs. At the time a loss on a contract becomes known, the entire amount of the estimated loss is recognized immediately in the financial statements. The Company has historically made reasonably accurate estimates of the extent of progress towards completion, contract revenues and contract costs on its long-term contracts. However, due to uncertainties inherent in the estimation process, actual results could differ materially from those estimates.

Sales returns - At the time of sale, an estimate for sales returns is recorded based on historical experience.

Warranties - Estimated future warranty costs related to certain products are charged to operations in the period the related revenue is recognized based on historical experience.

Shipping and handling fees and costs - All fees billed to clients for shipping and handling are classified as a component of Revenues. All costs associated with shipping and handling are classified as a component of Cost of sales.

Sales tax and other tax presentation - Sales taxes and other taxes are collected from clients on behalf of governmental authorities at the time of sale. These taxes are accounted for on a net basis and are not included in Revenues or Cost of sales.

Stock-Based Compensation

Stock options: The Company records expense for those stock awards, vesting during the period, for which the requisite service period is expected to be rendered. The Company uses historical data in order to project the future employee turnover rates used to estimate the number of stock options for which the requisite service period will not be rendered. The fair value of stock options is determined on the grant date using a Black-Scholes option pricing model which includes several subjective assumptions. The Company recognizes the fair value of these awards into expense ratably over the requisite service periods associated with the award. The assumptions are summarized as follows:

Expected volatility: The Company estimates the volatility of its common stock, par value $.001 per share (the "common stock"), at the date of grant based on the historical volatility of its common stock.

Dividend yield: The Company estimates the dividend yield assumption based on the Company's historical and projected dividend payouts.

Risk-free interest rate: The Company derives its risk-free interest rate on the observed interest rates appropriate for the term of the Company's employee stock options.

Expected holding period: The Company estimates the expected holding period based on historical experience.

Restricted stock units: The Company records expense for those stock awards, vesting during the period, for which the requisite service period is expected to be rendered. The Company uses historical data in order to project the future employee turnover rates used to estimate the number of restricted stock units for which the requisite service period will not be rendered. The fair value of restricted stock units is determined based on the number of restricted stock units granted and the closing market price of the common stock on the date of grant. The Company recognizes the fair value of awards into expense ratably over the requisite service periods associated with the award.

Performance share awards: The Company records expense for those stock awards, vesting during the period, for which the requisite service period is expected to be rendered. The Company uses historical data in order to project the future employee turnover rates used to estimate the number of performance shares for which the requisite service period will not be rendered. The fair value of performance share awards subject to a cumulative Adjusted EBITDA target (as defined in the performance share award agreement) is determined based on the number of performance shares granted and the closing market price of the common stock on the date of grant. The Company recognizes the fair value of awards into expense ratably over the requisite service periods associated with the award. The probability of vesting of the award and the applicable number of shares of common stock to be issued are reassessed at each period end. The fair value of performance share awards subject to the Company's total shareholder return ranking relative to the total shareholder return of the common stock (or its equivalent) of the companies in a peer group (the "Company's Relative TSR Ranking") is determined on the grant date using a Monte-Carlo simulation valuation method which includes several subjective assumptions. The Company recognizes the fair value of these awards into expense ratably over the requisite service periods associated with the award. The assumptions are summarized as follows:

Expected volatility. The Company estimates the volatility of its common stock at the date of grant based on the historical volatility of its common stock.

Risk-Free rate. The Company derives its risk-free interest rate on the observed interest rates with an equivalent remaining term equal to the expected life of the award.

Dividend yield. The Company estimates the dividend yield assumption based on the Company's historical and projected dividend payouts.

Marketing and Advertising Expenses

Catalogs and other direct marketing pieces are capitalized and amortized over their expected period of future benefit ranging from one to two-years, which is recorded in Prepaid and other assets within the Company's Consolidated Balance Sheets. All other advertising costs are expensed as incurred.

Advertising expense was $4,778, $4,636 and $5,224 for Fiscal 2014, Fiscal 2013 and Fiscal 2012, respectively, and is recorded in Selling, general & administrative expenses within the Company's Consolidated Statements of Operations.

Income Taxes

The Company accounts for income taxes using an asset and liability approach, which requires the recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income tax assets and liabilities are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the asset will not be realized.

The Company requires that the realization of an uncertain income tax position must be "more likely than not" (*i.e.*, greater than 50% likelihood of receiving a benefit) before it can be recognized in the financial statements. The benefit to be recorded in the financial statements is the amount most likely to be realized assuming a review by tax authorities having all relevant information and applying current conventions. The Company includes interest and penalties related to uncertain tax positions within the Provision (benefit) for income taxes within the Company's Consolidated Statements of Operations.

Per share information

Basic earnings (loss) per common share ("basic EPS") is computed by dividing Net income (loss) by the weighted-average number of shares of the common stock outstanding during the period. Diluted earnings (loss) per share of the common stock is computed similarly to that of basic EPS, except that the weighted-average number of shares of the common stock outstanding during the period is adjusted to include the number of additional shares of the common stock that would have been outstanding if the potential number of dilutive shares of the common stock had been issued.

Fair Value

The Company's assets and liabilities recorded at fair value are categorized based upon a fair value hierarchy that ranks the quality and reliability of the information used to determine fair value. The levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (*e.g.*, interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are both significant to the fair value measurement and unobservable.

Assets and liabilities measured at fair value are based on one or more of the valuation techniques. The valuation techniques are described below.

Market approach: The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Cost approach: The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (current replacement cost).

Income approach: The income approach uses valuation techniques to convert future amounts to a single present amount.

The fair value of foreign currency contracts is determined using the market approach and primarily based on observable foreign exchange forward rates. The fair value of the interest-rate swaps (as defined below) is determined using the income approach and is predominately based on observable interest rates and yield curves. The fair value of certain of the Company's financial instruments, including Accounts receivable and Accounts payable, approximates the carrying value due to the relatively short maturity of such instruments. The fair value of the Company's Long-term debt approximates carrying value because the interest rate is subject to change with market interest rates. There have been no changes in the Company's valuation techniques used to measure fair values during Fiscal 2014. *See* Note 9 for further reference.

Recently Issued Accounting Standards

There have been no accounting pronouncements adopted during Fiscal 2014, Fiscal 2013 or Fiscal 2012 that had a material impact on the Company's consolidated financial statements. There have been no new accounting pronouncements issued but not yet adopted that are expected to have a material impact on the Company's Consolidated Financial Statements.

Note 3: Inventories

The Company's Inventories consist of the following:

	March 31, 2014	March 31, 2013
Raw materials	$ 1,294	$ 1,231
Finished goods	68,303	72,278
Inventory, gross	**69,597**	**73,509**
Excess and obsolete inventory reserves	(17,386)	(18,040)
Inventories, net	**$ 52,211**	**$ 55,469**

Note 4: Property, Plant and Equipment

The Company's Property, plant and equipment consist of the following:

	March 31, 2014	March 31, 2013
Land	$ 2,396	$ 2,396
Building and improvements	31,384	30,823
Equipment and computer hardware and software	71,366	67,651
Property, plant and equipment, gross	**105,146**	**100,870**
Accumulated depreciation	(76,094)	(73,150)
Property, plant and equipment, net	**$ 29,052**	**$ 27,720**

Depreciation expense was $6,187, $5,386 and $5,434 for Fiscal 2014, Fiscal 2013 and Fiscal 2012, respectively.

Note 5: Goodwill

As previously disclosed, the Company realigned its organizational structure as a result of a new management team and a renewed business strategy. In connection with this reorganization, the Company evaluated its historical geographic-based operating segments (North America, Europe, Latin America and Pacific Rim) in relation to GAAP and identified the following new operating segments: (i) North America Products, (ii) North America Services, (iii) International Products and (iv) International Services. The new operating segments became effective, on a prospective basis, beginning on April 1, 2013. Note that the Company's operating segments are also its reporting units (for goodwill assessment purposes) and reporting segments (for financial reporting purposes). In connection with the identification of the new operating segments, the Company allocated goodwill from the historical geographic-based reporting units to the new reporting units using a relative fair market value approach. See Note 1 and Note 16 for additional information.

The following table summarizes Goodwill at the Company's reporting segments, which has been allocated from the historical geographic-based reporting segments using a relative fair market value approach:

		North America Products		North America Services		International Products		International Services		Total
Goodwill (gross) at March 31, 2012	**$**	**79,766**	**$**	**506,205**	**$**	**38,791**	**$**	**39,473**	**$**	**664,235**
Accumulated impairment losses at March 31, 2012	$	(232)	$	(277,132)	$	(13,724)	$	(26,709)	$	(317,797)
Goodwill (net) at March 31, 2012	**$**	**79,534**	**$**	**229,073**	**$**	**25,067**	**$**	**12,764**	**$**	**346,438**
Foreign currency translation adjustment	**$**	**(3)**	**$**	**17**	**$**	**(270)**	**$**	**(788)**	**$**	**(1,044)**
Current period acquisitions (see Note 14)	$	—	$	—	$	3	$	—	$	3
Goodwill (gross) at March 31, 2013	**$**	**79,763**	**$**	**506,222**	**$**	**38,524**	**$**	**38,685**	**$**	**663,194**
Accumulated impairment losses at March 31, 2013		**(232)**		**(277,132)**		**(13,724)**		**(26,709)**		**(317,797)**
Goodwill (net) at March 31, 2013	**$**	**79,531**	**$**	**229,090**	**$**	**24,800**	**$**	**11,976**	**$**	**345,397**
Foreign currency translation adjustment		(14)		59		500		1,441		1,986
Goodwill impairment loss		(42,613)		(86,904)		(20,159)		(4,753)		(154,429)
Goodwill (gross) at March 31, 2014	**$**	**79,749**	**$**	**506,281**	**$**	**39,024**	**$**	**40,126**	**$**	**665,180**
Accumulated impairment losses at March 31, 2014		(42,845)		(364,036)		(33,883)		(31,462)		(472,226)
Goodwill (net) at March 31, 2014	**$**	**36,904**	**$**	**142,245**	**$**	**5,141**	**$**	**8,664**	**$**	**192,954**

Also, as of April 1, 2013, the Company conducted an interim goodwill impairment assessment because data, relevant to a goodwill impairment assessment, was readily available through the reassignment of goodwill to the Company's new business segments using the relative fair market value approach. The first step of the goodwill impairment assessment, used to identify potential impairment, resulted in a surplus of fair value over carrying amount for each of our new reporting units, thus the new reporting units were considered not impaired as of April 1, 2013 and the second step of the impairment test was not necessary.

Consistent with prior years, the Company conducted its annual goodwill impairment assessment as of the end of the second quarter of its fiscal year (September 28, 2013 for Fiscal 2014). Historically, this assessment was completed during the third quarter. However, given the reduced revenue and profitability outlook for Fiscal 2014 in each reporting unit announced in November 2013 with the second fiscal quarter financial results and changes in outlook as a result of the Company's efforts to transform into a more relevant and effective solution provider, the Company determined it was necessary to extend completion of its assessment process in order to take into account a contemporary outlook for the Company's business units that are being developed in connection with Fiscal 2015 planning.

During the fourth quarter, the Company determined that the carrying value of its reporting units exceeded the fair value of its reporting units, which included a contemporary outlook for each unit that had been developed in connection with Fiscal 2015 planning. As such, the Company proceeded to the second step of the goodwill impairment assessment. The Company, after consultation by Management with the Audit Committee (the "Audit Committee") of the Company's Board of Directors (the "Board"), concluded that the Company will record a non-cash, pre-tax goodwill impairment loss of $154,429, (consisting of $42,613, $86,904, $20,159 and $4,753 in its North America Products, North America Services, International Products and International Services reporting units, respectively) during the fourth quarter of Fiscal 2014 as a result of its annual goodwill assessment conducted as of September 28, 2013. The impairment charge did not impact the Company's business operations, compliance with debt covenants, future cash flows nor result in any cash expenditures.

The primary factors contributing to the goodwill impairment loss were actual and projected revenue and profitability for Fiscal 2014 and Fiscal 2015, and the corresponding impact beyond those periods. Fiscal 2014 revenues and profitability on a consolidated basis were at or near their lowest levels in the past 6 years. Product revenues in Fiscal 2014 were impacted by reduced spending in both direct and indirect channels by our government clients as a result of the federal budget sequestration, which the Company believes may continue to impact North America Product Revenues, relative to recent historic levels, for the foreseeable future. Service Revenues were impacted by weaker than anticipated client adoption of the rapidly changing communications technology in our core markets. Product and Service Operating income margin were impacted by historically low gross profit margins as a result of continued competitive pricing pressures and current period investments for growth programs which, it is expected, will continue in Fiscal 2015. The Company believes that these short-term investments will enable it to grow revenue profitably in the longer term. Also contributing to the goodwill impairment loss was an increased weighted-average cost of capital for all of our reporting units (primarily driven by debt-related components of the weighted-average cost of capital).

The Company then adjusted the carrying value of its reporting units to reflect the goodwill impairment loss and compared that adjusted carrying value to the fair value of the reporting units. The excess of the fair value over this adjusted carrying value was $24,909, $51,957, $16,430 and $1,859 for North America Products, North America Services, International Products and International Services, respectively. A 100 basis point increase in the weighted-average cost of capital, which, holding all other assumptions constant, would have a significant impact on the fair value of a reporting unit, would decrease the fair value of the reporting units by $8,911, $39,375, $3,333 and $1,402 for North America Products, North America Services, International Products and International Services, respectively.

Future events that could result in an interim assessment of goodwill impairment and/or a potential impairment loss include, but are not limited to, (i) significant underperformance relative to historical or projected future operating results, (ii) significant changes in the manner of or use of the assets or the strategy for the Company's overall business or (iii) significant negative industry or economic trends.

Fiscal 2013

The Company conducted its annual goodwill impairment assessment during the third quarter of Fiscal 2013 using data as of September 29, 2012. The first step of the goodwill impairment assessment, used to identify potential impairment, resulted in a surplus of fair value over carrying amount for each of our reporting units, thus the reporting units are considered not impaired and the second step of the impairment test was not necessary.

Fiscal 2012

As a result of its annual goodwill assessment conducted as of October 1, 2011, the Company, after consultation by Management with the Audit Committee, recorded a non-cash, pre-tax goodwill impairment charge of $317,797 during the third quarter of Fiscal 2012. The impairment charge did not impact the Company's business operations, compliance with debt covenants or future cash flows, or result in any cash expenditures. All of out reporting units continued to operate profitably and generate positive cash flow from operations. However, the fair value of the North America Products, North America Services, International Products and International Services reporting units did not support the book value of goodwill recorded from historical acquisitions. The primary factors contributing to the difference in fair value to book value were an increased weighted-average cost of capital for North America Products and North America Services (primarily driven by an increase in the risk premium associated with the Company's industry segment relative to a control group) and lower profitability as a result of competitive market conditions for North America Products, North America Services, International Products and International Services.

Note 6: Intangible Assets

The following table summarizes the gross carrying amount, accumulated amortization and net carrying amount by intangible asset class:

	March 31,					
	2014			2013		
	Gross Carrying Amount	Accum. Amort.	Net Carrying Amount	Gross Carrying Amount	Accum. Amort.	Net Carrying Amount
Definite-lived						
Non-compete agreements	$ 12,261	$ 11,577	$ 684	$ 12,189	$ 10,906	$ 1,283
Customer relationships	137,267	68,644	68,623	137,267	58,092	79,175
Acquired backlog	20,838	19,239	1,599	20,838	18,367	2,471
Total	**$ 170,366**	**$ 99,460**	**$ 70,906**	**$ 170,294**	**$ 87,365**	**$ 82,929**
Indefinite-lived						
Trademarks	35,992	8,253	27,739	35,992	8,253	27,739
Total	**$ 206,358**	**$ 107,713**	**$ 98,645**	**$ 206,286**	**$ 95,618**	**$ 110,668**

The Company's indefinite-lived intangible assets consist solely of the Company's trademark portfolio. The Company's definite-lived intangible assets are comprised of employee non-compete agreements, customer relationships and backlog obtained through business acquisitions.

The following table summarizes the changes to the net carrying amounts by Intangible asset class:

	Trademarks	Non-Competes and Backlog	Customer Relationships	Total
March 31, 2012	$ 27,739	$ 5,359	$ 93,443	$ 126,541
Intangibles amortization	—	(1,609)	(12,128)	(13,737)
Foreign Currency Translation Adjustment	—	4	—	4
Other [1]	—	—	(2,140)	(2,140)
March 31, 2013	**$ 27,739**	**$ 3,754**	**$ 79,175**	**$ 110,668**
Intangibles amortization	—	(1,472)	(10,552)	(12,024)
Foreign Currency Translation Adjustment	—	1	—	1
March 31, 2014	**$ 27,739**	**$ 2,283**	**$ 68,623**	**$ 98,645**

[1] Primarily represents the write-off of the net book value of intangible assets due to the probable divestiture of our non-controlling interest in Genesis Networks Integration Services, LLC, a joint venture company which was formed in conjunction with Genesis Networks Enterprises, LLC.

Intangibles amortization was $12,024, $13,737 and $13,025 for Fiscal 2014, Fiscal 2013 and Fiscal 2012, respectively.

The following table details the estimated intangibles amortization expense for the next five years.

Fiscal	
2015	$ 10,547
2016	10,281
2017	9,325
2018	7,948
2019	6,967
Thereafter	25,838
Total	**$ 70,906**

Note 7: Indebtedness

The Company's long-term debt consists of the following:

	March 31,	
	2014	2013
Revolving credit agreement	$ 160,355	$ 187,610
Other	277	142
Total debt	**$ 160,632**	**$ 187,752**
Less: current portion (included in Other liabilities)	(203)	(104)
Long-term debt	**$ 160,429**	**$ 187,648**

On March 23, 2012, the Company entered into a Credit Agreement (the "Credit Agreement") with Citizens Bank of Pennsylvania, as administrative agent, and certain other lender parties. The Credit Agreement expires on March 23, 2017. Borrowings under the Credit Agreement are permitted up to a maximum amount of $400,000, which includes up to $25,000 of swing-line loans and $25,000 of letters of credit. The Credit Agreement may be increased by the Company up to an additional $100,000 with the approval of the lenders and may be unilaterally and permanently reduced by the Company to not less than the then outstanding amount of all borrowings. Interest on outstanding indebtedness under the Credit Agreement accrues, at the Company's option, at a rate based on either: (a) the greater of (i) the prime rate per annum of the agent then in effect and (ii) 0.50% plus the rate per annum announced by the Federal Reserve Bank of New York as being the weighted-average of the rates on overnight Federal funds transactions arranged by Federal funds brokers on the previous trading day, in each case plus 0% to 0.75% (determined by a leverage ratio based on the Company's consolidated Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA")) or (b) a rate per annum equal to the LIBOR rate plus 0.875% to 1.750% (determined by a leverage ratio based on the Company's consolidated EBITDA). The Credit Agreement requires the Company to maintain compliance with certain non-financial and financial covenants such as leverage and fixed-charge coverage ratios. As of March 31, 2014, the Company was in compliance with all covenants under the Credit Agreement.

The maximum amount of debt outstanding under the Credit Agreement, the weighted-average balance outstanding under the Credit Agreement and the weighted-average interest rate on all outstanding debt for Fiscal 2014 was $208,730, $190,015 and 1.5%, respectively, compared to $220,470, $203,072 and 1.5%, respectively, for Fiscal 2013, and $216,180, $194,055 and 1.1%, respectively, for Fiscal 2012.

As of March 31, 2014, the Company had $4,050 outstanding in letters of credit and $235,595 in unused commitments under the Credit Agreement.

At March 31, 2014, scheduled maturities or required payments of total debt for each of the five succeeding fiscal years were as follows:

Fiscal	
2015	$ 203
2016	25
2017	160,376
2018	20
2019	8
Total	**$ 160,632**

Note 8: Derivative Instruments and Hedging Activities

The Company is exposed to certain market risks, including the effect of changes in foreign currency exchange rates and interest rates. The Company uses derivative instruments to manage financial exposures that occur in the normal course of business. It does not hold or issue derivatives for speculative trading purposes. The Company is exposed to non-performance risk from the counterparties in its derivative instruments. This risk would be limited to any unrealized gains on current positions. To help mitigate this risk, the Company transacts only with counterparties that are rated as investment grade or higher and all counterparties are monitored on a continuous basis. The fair value of the Company's derivatives reflects this credit risk.

Foreign currency contracts

The Company enters into foreign currency contracts to hedge exposure to variability in expected fluctuations in foreign currencies. As of March 31, 2014, the Company had open contracts in Australian and Canadian dollars, Danish krone, Euros, Mexican pesos, Norwegian kroner, British pounds sterling, Swedish krona, Swiss francs and Japanese yen which have been designated as cash flow hedges. These contracts had a notional amount of $53,031 and will expire within nine months. There was no hedge ineffectiveness during Fiscal 2014, Fiscal 2013 or Fiscal 2012. *See* Note 2 for additional information.

Interest-rate Swaps

On November 15, 2011, the Company entered into a three-year floating-to-fixed interest-rate swap, with an effective start date of July 26, 2012, that is based on a three-month LIBOR rate versus a 1.25% fixed rate and has a notional value of $125,000. This interest-rate swap does not qualify for hedge accounting and is hereinafter referred to as the "interest-rate swap." *See* Note 2 for additional information.

The following tables summarize the carrying amounts of derivative assets/liabilities and the impact on the Company's Consolidated Statements of Operations:

		Asset Derivatives		Liability Derivatives	
		March 31,			
	Classification	2014	2013	2014	2013
Derivatives designated as hedging instruments					
Foreign currency contracts	Other liabilities (current)			$ 358	$ 615
Foreign currency contracts	Other assets (current)	$ 478	$ 409		
Derivatives not designated as hedging instruments					
Interest-rate swaps	Other liabilities (non-current)			1,547	2,379

	Classification	Fiscal 2014	Fiscal 2013	Fiscal 2012
Derivatives designated as hedging instruments				
Gain (loss) recognized in other comprehensive income (effective portion), net of taxes	Other comprehensive income	$ (1,212)	$ (375)	$ 143
Amounts reclassified from AOCI into results of operations (effective portion), net of taxes	Selling, general & administrative expenses	1,125	357	154
Derivatives not designated as hedging instruments				
Gain (loss) recognized in results of operations	Interest expense (income), net	832	(606)	530

Note 9: Fair Value Disclosures

Recurring fair value measurements

The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis as of March 31, 2014, and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value.

	Assets at Fair Value as of March 31, 2014			
	Level 1	Level 2	Level 3	Total
Foreign currency contracts	$ —	$ 478	$ —	$ 478

	Liabilities at Fair Value as of March 31, 2014			
	Level 1	Level 2	Level 3	Total
Foreign currency contracts	$ —	$ 358	$ —	$ 358
Interest-rate swap	—	1,547	—	1,547
Total	**$ —**	**$ 1,905**	**$ —**	**$ 1,905**

Non-recurring fair value measurements

The Company's assets and liabilities that are measured at fair value on a non-recurring basis include non-financial assets and liabilities initially measured at fair value in a business combination, Goodwill and the defined benefit pension plan assets. As disclosed in Note 14, the Company completed acquisitions during Fiscal 2012 which included operating assets, liabilities and certain intangible assets. The Company utilized level 3 inputs to measure the fair value of these items. As disclosed in Note 5, the Company reduced the book value of Goodwill to the implied fair value. The Company utilized level 3 inputs to measure the fair value of Goodwill. See Note 13 for reference to fair value inputs of the Company's defined benefit pension plan assets.

Note 10: Income Taxes

The domestic and foreign components of Income (loss) before provision (benefit) for income taxes are as follows:

	Fiscal		
	2014	2013	2012
Domestic	$ (100,786)	$ 34,597	$ (224,993)
Foreign	(13,450)	11,866	(21,073)
Consolidated	**$ (114,236)**	**$ 46,463**	**$ (246,066)**

The provision/(benefit) for income taxes consists of the following:

	Fiscal		
	2014	2013	2012
Current			
Federal	$ 6,376	$ 8,877	$ 14,166
State	2,112	2,203	2,962
Foreign	1,821	2,433	2,938
Total current	**10,309**	**13,513**	**20,066**
Deferred	(8,672)	4,144	(18,398)
Total provision (benefit) for income taxes	**$ 1,637**	**$ 17,657**	**$ 1,668**

Reconciliations between income taxes computed using the federal statutory income tax rate and the Company's effective tax rate are as follows:

	Fiscal		
	2014	2013	2012
Federal statutory tax rate	35.0 %	35.0%	35.0 %
Foreign taxes, net of foreign tax credits	(0.7)	(2.9)	(5.5)
Non-deductible expenses	0.3	(0.9)	0.3
State income taxes, net of federal benefit	(0.2)	2.9	0.2
Valuation allowance	—	—	—
Non-deductible goodwill impairment loss	(35.2)	—	(31.5)
Equity awards	(1.4)	3.3	(0.3)
Other, net	0.8	0.6	1.1
Effective tax rate	**(1.4)%**	**38.0%**	**(0.7)%**

The effective tax rate of (1.4)% for Fiscal 2014 was primarily due to $114,920 of non-deductible goodwill impairment loss (see Note 5), a decrease in uncertain income tax positions (including interest and penalties) and the benefit associated with the Fiscal 2013 federal return to provision reconciliation partially offset by the write-off of certain deferred tax assets related to equity awards. The effective tax rate of (0.7)% for Fiscal 2012 was primarily due to $262,703 of non-deductible goodwill impairment loss (see Note 5) and a reduction in reserves of $1,579 related to the settlement of an Internal Revenue Service ("IRS") audit for Fiscal 2007 through Fiscal 2010 and a state audit for Fiscal 2005 through Fiscal 2011.

The components of current and long-term deferred tax liabilities/assets are as follows:

	March 31, 2014	March 31, 2013
Deferred Tax Liabilities		
Goodwill and intangibles	$ 17,251	$ 29,206
Unremitted earnings of foreign subsidiaries	397	213
Other	256	534
Gross deferred tax liabilities	**17,904**	**29,953**
Deferred Tax Assets		
Net operating losses	29,455	29,631
Basis of finished goods inventory	6,299	7,714
Reserve for bad debts	1,193	1,169
Foreign tax credit carry-forwards	195	938
Accrued employee costs	8,609	10,211
Stock-based compensation	8,712	10,966
Other	2,836	2,530
Gross deferred tax assets	**57,299**	**63,159**
Valuation allowance	(3,518)	(3,518)
Net deferred tax assets	**53,781**	**59,641**
Net deferred tax assets/(liabilities)	**$ 35,877**	**$ 29,688**

The net deferred tax asset of $35,877 in the table above is classified as either current or non-current under Other assets within the Company's Consolidated Balance Sheets. At March 31, 2014, the Company had $47,099, $107,498 and $25,115 of federal, state and foreign gross net operating loss carry-forwards, respectively. As a result of the Company's acquisitions of InnerWireless and ACS Communications, Inc., Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), limits the amount of net operating losses available to the Company to approximately $6,178 per year. The federal gross net operating loss carry-forwards expire in Fiscal 2031. The state gross net operating loss carry-forwards expire at various times through Fiscal 2034 and the foreign gross net operating loss carry-forwards expire at various times through Fiscal 2024, with the exception of $208 for Austria, $744 for Belgium and $9,488 for Brazil, which have no expirations.

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has recorded a valuation allowance of $3,518 for certain state and foreign net operating loss carry-forwards anticipated to produce no tax benefit.

In general, except for certain earnings associated with inter-company loan balances, it is the Company's intention to reinvest all undistributed earnings of non-U.S. subsidiaries for an indefinite period of time. Therefore, except for the exceptions noted above, no deferred U.S. income taxes have been provided on undistributed earnings of non-U.S. subsidiaries, which aggregate approximately $7,589 based on exchange rates at March 31, 2014, thus there is no unrealized currency translation adjustments related to translation of foreign denominated balance sheets.

A reconciliation of the change in the tax liability for unrecognized tax benefits is as follows:

	Fiscal		
	2014	2013	2012
Balance at beginning of year	$ 5,340	$ 5,204	$ 8,318
Additions for tax positions related to the current year	193	465	801
Additions for tax positions related to prior years	209	213	804
Reductions for tax positions related to prior years	(896)	(542)	(4,235)
Settlements	(462)	—	(484)
Balance at end of year	$ 4,384	$ 5,340	$ 5,204

Unrecognized tax benefits are classified as either current or non-current under Other liabilities within the Company's Consolidated Balance Sheets. Of the $4,384 noted above, the Company expects that $234 will reverse in the next twelve-months. As of March 31, 2014, 2013 and 2012, the Company recorded $1,114, $1,001 and $1,812, respectively, of interest and penalties related to uncertain tax positions in current liabilities within Income taxes, all of which impacted the Company's effective tax rate.

During Fiscal 2013 the IRS commenced an examination of the Company's United States federal income tax return for Fiscal 2011 and 2012. During Fiscal 2014, the IRS concluded its examination with no proposed adjustments for Fiscal 2011 and Fiscal 2012.

Fiscal 2013 remains open to examination by the IRS and Fiscal 2009 through Fiscal 2013 remain open to examination by certain state and foreign taxing jurisdictions.

Note 11: Stockholder's Equity

Dividends

The following table presents information about the Company's dividend program:

Period	Record Date	Payment Date	Rate	Aggregate Value
4Q14	March 31, 2014	April 11, 2014	$ 0.09	$ 1,400
3Q14	December 27, 2013	January 10, 2014	$ 0.09	$ 1,410
2Q14	September 27, 2013	October 11, 2013	$ 0.09	$ 1,430
1Q14	June 28, 2013	July 12, 2013	$ 0.09	$ 1,445
4Q13	March 29, 2013	April 12, 2013	$ 0.08	$ 1,291
3Q13	December 28, 2012	January 11, 2013	$ 0.08	$ 1,304
2Q13	September 28, 2012	October 12, 2012	$ 0.08	$ 1,323
1Q13	June 29, 2012	July 13, 2012	$ 0.08	$ 1,355
4Q12	March 30, 2012	April 13, 2012	$ 0.07	$ 1,223
3Q12	December 30, 2011	January 12, 2012	$ 0.07	$ 1,223
2Q12	September 30, 2011	October 13, 2011	$ 0.07	$ 1,238
1Q12	July 1, 2011	July 14, 2011	$ 0.07	$ 1,263

While the Company expects to continue to declare quarterly dividends, the payment of future dividends is at the discretion of the Company's Board and the timing and amount of any future dividends will depend upon earnings, cash requirements and the financial condition of the Company. Under the Credit Agreement, the Company is permitted to make any distribution or dividend as long as no Event of Default or Potential Default (as defined in the Credit Agreement) shall have occurred and is continuing or shall occur as a result thereof. In addition, no distribution or dividend is permitted under the Credit Agreement if such event would violate a consolidated leverage ratio other than regular quarterly dividends not exceeding $15,000 per year.

Common Stock Repurchases

The following table presents information about the Company's common stock repurchases:

	Fiscal	
	2014	**2013**
Common stock purchased	**813,180**	**1,515,445**
Aggregate purchase price	$ 21,794	$ 37,214
Average purchase price	**$ 26.80**	**$ 24.56**

During Fiscal 2014, the Company made tax payments of $1,520 and withheld 57,913 shares of common stock, which were designated as treasury shares, at an average price per share of $26.24, in order to satisfy employee income taxes due as a result of the vesting of certain restricted stock units and performance shares. During Fiscal 2013, the Company made tax payments of $983 and withheld 44,697 shares of common stock, which were designated as treasury shares, at an average price per share of $21.98, in order to satisfy employee income taxes due as a result of the vesting of certain restricted stock units.

Since the inception of the repurchase program in April 1999 through March 31, 2014, the Company has repurchased 10,413,494 shares of common stock for an aggregate purchase price of $393,373, or an average purchase price per share of $37.78. These shares do not include the treasury shares withheld for tax payments resulting from the vesting of certain restricted stock units and performance shares. As of March 31, 2014, 1,086,506 shares were available under repurchase programs approved by the Board. This includes 1,000,000 shares approved for repurchase by the Board on each of October 2, 2012 and January 27, 2014. Additional repurchases of common stock may occur from time to time depending upon factors such as the Company's cash flows and general market conditions. There can be no assurance as to the timing or amount of such repurchases. Under the Credit Agreement, the Company is permitted to repurchase its common stock as long as no Event of Default or Potential Default (as defined in the Credit Agreement) shall have occurred and is continuing or shall occur as a result thereof. In addition, no repurchase of common stock is permitted under the Credit Agreement if such event would violate a consolidated leverage ratio required to be maintained under the Credit Agreement.

Note 12: Operating Leases

The Company leases offices, facilities, equipment and vehicles throughout the world. While most of the leases are operating leases that expire over the next three years, certain vehicles and equipment are leased under capital leases that also expire over the next three years. As leases expire, it can be expected that, in the normal course of business, certain leases will be renewed or replaced.

Certain lease agreements include renewal options and escalating rents over the lease terms. Generally, the Company expenses rent on a straight-line basis over the life of the lease which commences on the date the Company has the right to control the property. The cumulative expense recognized on a straight-line basis in excess of the cumulative payments is included in Accrued expenses and Other liabilities within the Company's Consolidated Balance Sheets. Rent expense was $18,883, $19,717 and $22,912 for Fiscal 2014, Fiscal 2013 and Fiscal 2012, respectively.

The future minimum lease payments under non-cancelable capital and operating leases with initial or remaining terms of one year or more as of March 31, 2014 are as follows:

Fiscal	
2015	$ 12,078
2016	7,955
2017	5,144
2018	3,559
2019	2,091
Thereafter	2,110
Total minimum lease payments	**$ 32,937**

Note 13: Incentive Compensation Plans

Performance Bonus

The Company has variable compensation plans covering certain team members. These plans provide a bonus contingent on the attainment of certain annual or quarterly performance targets. The Company recorded expense of $3,777, $3,697 and $7,388 under its variable compensation plans for Fiscal 2014, Fiscal 2013 and Fiscal 2012, respectively.

Profit Sharing and Savings Plans ("the savings plans")

The Company has multiple profit sharing and savings plans which qualify as deferred salary arrangements under Section 401(k) of the Code. Participants may elect to contribute a portion of their eligible compensation, subject to limits imposed by the savings plans, which are partially matched by the Company. The Company recorded expense of $2,452, $2,504 and $2,639 for these plans during Fiscal 2014, Fiscal 2013 and Fiscal 2012, respectively.

Pension Plans

The Company has multiple defined benefit pension plans for which a majority of benefits have been "frozen" (*i.e.,* no new employees will be admitted and those employees currently in the plan will not earn additional benefits based on service) and a multi-employer plan. The Company made contributions of $2,973, $3,406 and $3,349 during Fiscal 2014, Fiscal 2013 and Fiscal 2012, respectively, to the pension plans. The defined benefit pension plan had assets of $34,229, $29,884 and $25,770, a projected benefit obligation of $47,192, $48,016 and $43,110 and a resulting unfunded liability of $12,963, $18,132 and $17,340 for the periods ended March 31, 2014, 2013 and 2012, respectively. The assets held by the pension plan consist of $14,803 and $14,187 of mutual funds measured using level 1 inputs and $19,426 and $15,697 of common collective trusts measured using level 2 inputs for the periods ended March 31, 2014 and 2013, respectively.

Stock-based compensation plans

On August 12, 2008 (the "Effective Date"), the Company's stockholders approved the 2008 Long-Term Incentive Plan (the "Incentive Plan") which is designed to advance the Company's interests and the interests of the Company's stockholders by providing incentives to certain employees, directors, consultants, independent contractors and persons to whom an offer of employment has been extended by the Company (hereinafter referred to as "Eligible Persons"). The Incentive Plan replaced the 1992 Stock Option Plan, as amended (the "Employee Plan"), and the 1992 Director Stock Option Plan, as amended (the "Director Plan"), on the Effective Date. Stock option grants under the Employee Plan and the Director Plan, prior to the Effective Date, remain outstanding and will continue to be administered in accordance with the terms of their respective plans and plan agreements.

Awards (as defined below) under the Incentive Plan may include, but need not be limited to, one or more of the following types, either alone or in any combination thereof: (i) stock options, (ii) stock appreciation rights, (iii) restricted stock, (iv) restricted stock units, (v) performance grants, (vi) other share-based awards and (vii) any other type of award deemed by the Compensation Committee (the "Compensation Committee") of the Board or any successor thereto, or such other committee of the Board as is appointed by the Board to administer the Incentive Plan, in its sole discretion, to be consistent with the purposes of the Incentive Plan (hereinafter referred to as "Awards").

The maximum aggregate number of shares of common stock available for issuance under Awards granted under the Incentive Plan is 900,000 plus the number of shares that were available for the grant of stock options under the Employee Plan and the Director Plan on the Effective Date, plus the number of shares subject to stock options outstanding under the Employee Plan and the Director Plan on the Effective Date that are forfeited or cancelled prior to exercise. The following table details the shares of common stock available for grant under the Incentive Plan as of March 31, 2014.

	Shares
Shares authorized under the incentive plan on August 12, 2008	**900,000**
Shares authorized under the incentive plan on August 6, 2013 [1]	1,000,000
Number of shares that were available for the grant of stock options under the Employee Plan and the Director Plan on August 12, 2008, the Effective Date	**888,087**
Number of shares subject to stock options outstanding under the Employee Plan and the Director Plan on August 12, 2008, the Effective Date, that were forfeited or cancelled, prior to exercise, through March 31, 2014	2,020,824
Shares authorized for grant under the Incentive Plan as of March 31, 2014	**4,808,911**
Shares available for grant under the Incentive Plan as of March 31, 2014 [2]	**1,839,870**

[1] On August 6, 2013, the Company's Stockholders approved amendments to the Incentive Plan, including an increase to the number of shares available for grant under the Incentive Plan by 1,000,000.

[2] The aggregate number of shares available for issuance is reduced by 1.87 shares for each issuance of a full value award (*e.g.*, restricted stock units and performance share awards). The shares available for grant assume a 100% payout on outstanding performance share awards. Actual payout could range from 0% - 150% or 200% depending on performance goal resulting in shares available for grant from 2,317,588 to 1,490,230.

The Company recognized stock-based compensation expense of $6,589, $7,712 and $9,296 during Fiscal 2014, Fiscal 2013 and Fiscal 2012, respectively. The Company recognized total income tax benefit for stock-based compensation arrangements of $2,404, $2,814 and $3,417 during Fiscal 2014, Fiscal 2013 and Fiscal 2012, respectively. Stock-based compensation expense is recorded in Selling, general & administrative expense within the Company's Consolidated Statements of Operations.

Stock options

Stock option awards are granted with an exercise price equal to the closing market price of the common stock on the date of grant; such stock options generally become exercisable in equal amounts over a three-year period and have a contractual life of ten-years from the grant date. The fair value of stock options is estimated on the grant date using the Black-Scholes option pricing model which includes the following weighted-average assumptions.

	Fiscal		
	2014	**2013**	**2012**
Expected life (in years)	6.8	7.0	4.8
Risk free interest rate	1.3%	0.8%	1.7%
Annual forfeiture rate	2.5%	2.0%	2.1%
Expected Volatility	42.3%	44.6%	45.3%
Dividend yield	1.3%	1.0%	0.7%

The following table summarizes the Company's stock option activity:

	Shares (in 000's)		Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)		Intrinsic Value (000's)
Outstanding at March 31, 2013	**2,535**	**$**	**34.02**			
Granted	158		26.19			
Exercised	(35)		28.35			
Forfeited or cancelled	(641)		35.94			
Outstanding at March 31, 2014	**2,018**	**$**	**32.89**	**3.7**	**$**	**283**
Exercisable at March 31, 2014	**1,760**	**$**	**33.93**	**2.9**	**$**	**127**

The weighted-average grant-date fair value of options granted during Fiscal 2014, Fiscal 2013 and Fiscal 2012 was $10.06, $9.02 and $12.42, respectively. The intrinsic value of options exercised during Fiscal 2014, Fiscal 2013 and Fiscal 2012 was $25, $0 and $0, respectively. The aggregate intrinsic value in the preceding table is based on the closing stock price of the common stock on March 31, 2014 of $24.34.

The following table summarizes certain information regarding the Company's non-vested stock options:

	Shares (in 000's)		Weighted-Average Grant-Date Fair Value
March 31, 2013	**348**	**$**	**10.57**
Granted	158		10.06
Vested	(179)		11.04
Forfeited	(69)		10.08
March 31, 2014	**258**	**$**	**10.07**

As of March 31, 2014, there was $1,433 of total unrecognized pre-tax stock-based compensation expense related to non-vested stock options which is expected to be recognized over a weighted-average period of 1.8 years.

<u>Restricted stock units</u>

Restricted stock unit awards are subject to a service condition and typically vest in equal amounts over a three-year period from the grant date. The fair value of restricted stock units is determined based on the number of restricted stock units granted and the closing market price of the common stock on the date of grant.

The following table summarizes the Company's restricted stock unit activity:

	Shares (in 000's)		Weighted-Average Grant-Date Fair Value
March 31, 2013	**335**	**$**	**26.48**
Granted	169		26.19
Vested	(183)		27.57
Forfeited	(32)		25.47
March 31, 2014	**289**	**$**	**25.73**

The total fair value of shares that vested during Fiscal 2014, Fiscal 2013 and Fiscal 2012 was $4,772, $3,674 and $3,921, respectively.

As of March 31, 2014, there was $3,799 of total unrecognized pre-tax stock-based compensation expense related to non-vested restricted stock units which is expected to be recognized over a weighted-average period of 1.8 years.

Performance share awards

Performance share awards are subject to one of the performance goals - the Company's Relative TSR Ranking or cumulative Adjusted EBITDA - over a three-year period. The Company's Relative TSR Ranking metric is based on the three-year cumulative return to shareholders from the change in stock price and dividends paid between the starting and ending dates. The fair value of performance share awards (subject to cumulative Adjusted EBITDA) is determined based on the number of performance shares granted and the closing market price of the common stock on the date of grant. The fair value of performance share awards (subject to the Company's Relative TSR Ranking) is estimated on the grant date using the Monte-Carlo simulation valuation method which includes the following weighted-average assumptions.

	Fiscal		
	2014	2013	2012
Risk free interest rate	0.4%	0.4%	0.9%
Expected Volatility	41.1%	41.3%	50.8%
Dividend yield	1.3%	1.0%	0.7%

The following table summarizes the Company's performance share award activity:

	Shares (in 000's)	Weighted-Average Grant-Date Fair Value
March 31, 2013	275	$ 29.39
Granted	92	28.92
Vested	(21)	30.72
Forfeited	(91)	30.67
March 31, 2014	255	$ 28.66

The total fair value of shares that vested during Fiscal 2014, Fiscal 2013 and Fiscal 2012 was $570, $0 and $1,679, respectively.

As of March 31, 2014, there was $1,069 of total unrecognized pre-tax stock-based compensation expense related to non-vested performance share awards which is expected to be recognized over a weighted-average period of 1.8 years.

Note 14: Acquisitions

Fiscal 2014

There were no acquisitions during Fiscal 2014.

Fiscal 2013

There were no acquisitions during Fiscal 2013.

Fiscal 2012

During the fourth quarter of Fiscal 2012, the Company acquired InnerWireless, Inc. ("InnerWireless"), a privately-held company headquartered in Richardson, TX. InnerWireless is the first Black Box acquisition in the rapidly-growing in-building wireless market and services clients in every industry from healthcare to Fortune 500 enterprises.

During the second quarter of Fiscal 2012, the Company acquired PS Technologies, LLC ("PS Tech"), a privately-held company headquartered in Dayton, OH. PS Tech is the first Black Box acquisition in the rapidly-growing enterprise video communications market and services clients in the healthcare and government verticals.

The acquisition of InnerWireless and PS Tech, both individually and in the aggregate, did not have a material impact on the Company's consolidated financial statements.

Note 15: Earnings (loss) Per Share

The following table details the computation of basic and diluted earnings (loss) per common share from continuing operations for the periods presented (share numbers in thousands):

	Fiscal		
	2014	2013	2012
Net income (loss)	**$ (115,873)**	**$ 28,806**	**$ (247,734)**
Weighted-average common shares outstanding (basic)	15,813	16,627	17,725
Effect of dilutive securities from equity awards	**—**	**62**	**—**
Weighted-average common shares outstanding (diluted)	15,813	16,689	17,725
Basic earnings (loss) per common share	**$ (7.33)**	**$ 1.73**	**$ (13.98)**
Dilutive earnings (loss) per common share	**$ (7.33)**	**$ 1.73**	**$ (13.98)**

The Weighted-average common shares outstanding (diluted) computation is not impacted during any period where the exercise price of a stock option is greater than the average market price. There were 2,017,805, 2,648,137 and 2,870,784 non-dilutive equity awards outstanding during Fiscal 2014, Fiscal 2013 and Fiscal 2012, respectively, that are not included in the corresponding period Weighted-average common shares outstanding (diluted) computation.

Note 16: Segment Reporting

The Company conducts business globally and is managed on a geographic-service type basis consisting of four operating segments which are (i) North America Products, (ii) North America Services, (iii) International Products and (iv) International Services. These operating segments are also the Company's reporting units for purposes of testing goodwill for impairment and its reporting segments for financial reporting purposes. Revenues within our North America segments are primarily attributed to the United States while revenues within our International segments are attributed to countries in Europe, the Pacific Rim and Latin America. For the past several years and through Fiscal 2013, the Company was organized on a geographic-basis with the following three segments: (i) North America, (ii) Europe and (iii) All Other. As a result of this segment change, which became effective on April 1, 2013 on a prospective basis, the Company has restated prior periods to conform to the current year's presentation.

The accounting policies of the operating segments are the same as those of the Company. The Company allocates resources to its operating segments and evaluates the performance of the operating segments based upon operating income.

The financial results for the Company's reporting segments are as follows:

	North America Products	North America Services	International Products	International Services	Total
FY14					
Revenues	$ 82,833	$ 753,525	$ 99,320	$ 35,996	$ 971,674
Gross profit	34,624	219,337	42,052	7,569	303,582
Operating income (loss) [1]	(36,099)	(52,426)	(14,847)	(5,020)	(108,392)
Depreciation expense	1,910	3,501	598	178	6,187
Intangibles amortization	—	12,006	—	18	12,024
Capital expenditures	2,899	3,820	443	176	7,338
Assets (as of March 31)	92,704	532,756	52,432	34,137	712,029
FY13					
Revenues	87,089	775,868	99,194	35,635	997,786
Gross profit	38,367	228,503	44,040	9,020	319,930
Operating income (loss) [2]	8,995	38,418	6,954	1,902	56,269
Depreciation expense	1,237	3,466	526	157	5,386
Intangibles amortization	—	13,713	—	24	13,737
Capital expenditures	2,824	2,310	1,017	172	6,323
Assets (as of March 31)	131,762	646,119	70,238	29,882	878,001
FY12					
Revenues	92,781	850,936	105,859	37,952	1,087,528
Gross profit	39,585	247,918	48,600	10,393	346,496
Operating income (loss) [3]	8,599	(223,279)	(1,308)	(23,685)	(239,673)
Depreciation expense	1,291	3,626	399	118	5,434
Intangibles amortization	—	12,980	—	45	13,025
Capital expenditures	2,696	4,396	429	112	7,633
Assets (as of March 31)	133,538	656,539	66,973	30,973	888,023

[1] Includes restructuring expense of $3,440 ($308 for North America Products, $1,958 for North America Services, $594 for International Products and $580 for International Services) and goodwill impairment loss of $154,429 ($42,613 for North America Products, $86,904 for North America Services, $20,159 for International Products and $4,753 for International Services) recorded during Fiscal 2014.

[2] Includes restructuring expense of $8,445 ($688 for North America Products, $5,578 for North America Services, $1,879 for International Products and $300 for International Services) recorded during Fiscal 2013.

[3] Includes restructuring expense of $2,142 ($1,886 for North America Services, $43 for International Products and $213 for International Services) and goodwill impairment loss of $317,797 ($232 for North America Products, $277,132 for North America Services, $13,724 for International Products and $26,709 for International Services) recorded during Fiscal 2012.

The Company generated revenues of $161,154, $159,438 and $184,833 with the United States Federal Government during Fiscal 2014, Fiscal 2013 and Fiscal 2012, respectively, all of which is included within the Company's North America reportable segment.

Note 17: Quarterly Data (Unaudited)

The following tables represent summary Quarterly (Unaudited) Consolidated Statements of Operations for Fiscal 2014 and Fiscal 2013. Earnings (loss) per common share may not compute due to the use of different quarterly/annual basic and diluted shares.

	Fiscal 2014				
Unaudited	**1Q**	**2Q**	**3Q**	**4Q**	**FY**
Revenues					
Products	$ 48,208	$ 43,191	$ 44,528	$ 46,226	$ 182,153
Services	198,689	203,619	195,161	192,052	789,521
Total	246,897	246,810	239,689	238,278	971,674
Cost of sales					
Products	28,495	24,249	25,754	26,979	105,477
Services	141,371	145,433	140,151	135,660	562,615
Total	169,866	169,682	165,905	162,639	668,092
Gross profit	**77,031**	**77,128**	**73,784**	**75,639**	**303,582**
Selling, general & administrative expenses [1]	61,270	60,490	60,366	63,395	245,521
Goodwill impairment loss	—	—	—	154,429	154,429
Intangibles amortization	3,309	3,109	2,923	2,683	12,024
Operating income (loss)	**12,452**	**13,529**	**10,495**	**(144,868)**	**(108,392)**
Interest expense (income), net	923	1,378	1,230	1,116	4,647
Other expenses (income), net [2]	**116**	**910**	**84**	**87**	**1,197**
Income (loss) before provision for income taxes	11,413	11,241	9,181	(146,071)	(114,236)
Provision (benefit) for income taxes	**4,508**	**5,656**	**2,523**	**(11,050)**	**1,637**
Net income (loss)	**$ 6,905**	**$ 5,585**	**$ 6,658**	**$ (135,021)**	**$ (115,873)**
Earnings (loss) per common share					
Basic	**$ 0.43**	**$ 0.35**	**$ 0.42**	**$ (8.65)**	**$ (7.33)**
Diluted	**$ 0.43**	**$ 0.35**	**$ 0.42**	**$ (8.65)**	**$ (7.33)**

[1] Includes restructuring expense of $139, $734, $833 and $1,734 for 1Q14, 2Q14, 3Q14 and 4Q14, respectively.

[2] Includes a loss of $822 during the second quarter of Fiscal 2014 due to the probable divestiture of our non-controlling interest in GNIS, a joint venture company which was formed in conjunction with Genesis Networks Enterprises, LLC.

Unaudited	Fiscal 2013 1Q	2Q	3Q	4Q	FY
Revenues					
Products	$ 45,353	$ 47,653	$ 48,068	$ 45,209	$ 186,283
Services	202,484	212,508	204,021	192,490	811,503
Total	247,837	260,161	252,089	237,699	997,786
Cost of sales					
Products	24,823	26,667	27,407	24,979	103,876
Services	143,740	153,440	142,950	133,850	573,980
Total	168,563	180,107	170,357	158,829	677,856
Gross profit	79,274	80,054	81,732	78,870	319,930
Selling, general & administrative expenses [1]	63,950	62,596	60,542	62,836	249,924
Intangibles amortization	3,464	3,474	3,478	3,321	13,737
Operating income (loss)	11,860	13,984	17,712	12,713	56,269
Interest expense (income), net	1,930	1,893	1,133	1,134	6,090
Other expenses (income), net [2]	361	588	2,839	(72)	3,716
Income (loss) before provision for income taxes	9,569	11,503	13,740	11,651	46,463
Provision (benefit) for income taxes	3,637	4,370	5,222	4,428	17,657
Net income (loss)	$ 5,932	$ 7,133	$ 8,518	$ 7,223	$ 28,806
Earnings (loss) per common share					
Basic	$ 0.34	$ 0.43	$ 0.52	$ 0.45	$ 1.73
Diluted	$ 0.34	$ 0.43	$ 0.52	$ 0.44	$ 1.73

[1] Includes restructuring expense of $1,980, $2,051, $1,442 and $2,972 for 1Q13, 2Q13, 3Q13 and 4Q13, respectively.

[2] Includes a loss of $2,670 during the third quarter of Fiscal 2013 due to the probable divestiture of our non-controlling interest in GNIS, a joint venture company which was formed in conjunction with Genesis Networks Enterprises, LLC.

Note 18: Commitments and Contingencies

The Company is involved in, or has pending, various legal proceedings, claims, suits and complaints arising out of the normal course of business. Based on the facts currently available to the Company, Management believes these matters are adequately provided for, covered by insurance, without merit or not probable that an unfavorable material outcome will result.

Product Warranties

Estimated future warranty costs related to certain products are charged to expense during the period the related revenue is recognized. The product warranty liability reflects the Company's best estimate of probable obligations under those warranties. As of March 31, 2014 and 2013, the Company has recorded a warranty reserve of $1,520 and $1,937, respectively.

There has been no other significant or unusual activity during Fiscal 2014.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Conclusions Regarding the Effectiveness of Disclosure Controls and Procedures
Management, including the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), is responsible for establishing and maintaining adequate disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) for the Company. Management assessed the effectiveness of the Company's disclosure controls and procedures as of March 31, 2014. Based upon this assessment, Management has concluded that the Company's disclosure controls and procedures were effective as of March 31, 2014 to provide reasonable assurance that information required to be disclosed by the Company in the reports filed or submitted by it under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and to provide reasonable assurance that information required to be disclosed by the Company in such reports is accumulated and communicated to Management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting
Management, including the Company's CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) for the Company. Management assessed the effectiveness of the Company's internal control over financial reporting as of March 31, 2014 based on the framework described in "Internal Control – Integrated Framework 1992," issued by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission. Based on this assessment, Management has concluded that the Company's internal control over financial reporting was effective, as of March 31, 2014, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. Management of the Company reviewed the results of its assessment with the Audit Committee of the Board.

BDO USA, LLP, the Company's independent registered public accounting firm, has issued an attestation report on the Company's internal control over financial reporting, which is included in this Annual Report.

Changes in Internal Control Over Financial Reporting
There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15 (f) and 15d-15(f) of the Exchange Act) during the most recent fiscal quarter that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

Limitations on the Effectiveness of Controls
All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitations, the Company's internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.
Certain of the information required by this item is incorporated herein by reference to the information set forth under Part I of this Annual Report under the captions "Executive Officers of the Registrant" and "Directors of the Registrant." The other information required by this item is incorporated herein by reference to the information set forth under the captions "Policies and Procedures Related to the Approval of Transactions with Related Persons,"Annual Meeting Matters - Proposal 1 - Election of Directors" and "Board of Directors and Board Committees" in the Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act.

Item 11. Executive Compensation.
The information required by this item is incorporated herein by reference to the information under the captions "Compensation of Directors" and "Executive Compensation and Other Information" in the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners And Management And Related Stockholder Matters.

The information required by this item is incorporated herein by reference to the information set forth under the captions "Equity Plan Compensation Information," "Security Ownership of Certain Beneficial Owners" and "Security Ownership of Management" in the Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is incorporated herein by reference to the information set forth under the captions "Annual Meeting Matters - Proposal 1 - Election of Directors," "Board of Directors and Board Committees," "Policies and Procedures Related to the Approval of Transactions with Related Persons" and "Executive Compensation and Other Information" in the Proxy Statement.

Item 14. Principal Accounting Fees and Services.

The information required by this item is incorporated herein by reference to the information set forth under the caption "Independent Public Accountants" in the Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

Financial statements, financial statement schedules and exhibits not listed below have been omitted where the required information is included in the consolidated financial statements or notes thereto, or is not applicable or required. Documents filed as part of this report include:

(a)(1) Financial Statements - no financial statements have been filed in this Form 10-K other than those in Item 8

(a)(2) Financial Statement Schedule (Schedule II - Valuation and Qualifying Accounts)

SCHEDULE II

BLACK BOX CORPORATION

Valuation and Qualifying Accounts
(Dollars in thousands)

Description	Balance at Beginning of Period	Additions Charged to Expense	Additions from Acquisitions	Reductions from Reserves	Other	Balance at End of Period
March 31, 2014						
Excess and obsolete inventory reserves	$ 18,040	$ 2,522	$ —	$ (3,176)	$ (2)	$ 17,384
Allowance for doubtful accounts	6,300	4,324	—	(4,674)	(1)	5,949
March 31, 2013						
Excess and obsolete inventory reserves	$ 18,900	$ 3,586	$ —	$ (4,392)	$ (54)	$ 18,040
Allowance for doubtful accounts	6,273	3,556	—	(3,531)	2	6,300
March 31, 2012						
Excess and obsolete inventory reserves	$ 19,859	$ 1,648	$ 32	$ (2,639)	$ —	$ 18,900
Allowance for doubtful accounts	7,121	3,006	12	(3,866)	—	6,273

(a)(3) Exhibits

EXHIBITS

Exhibit Number	Description
3(i)	Second Restated Certificate of Incorporation of the Company, as amended [(1)]
3(ii)	Amended and Restated By-laws of the Company, as amended [(2)]
10.1	Credit Agreement dated as of March 23, 2012 by and among Black Box Corporation, the Guarantors, the Lenders parties thereto and Citizens Bank of Pennsylvania, as Administrative Agent (the "Credit Agreement") [(3)]
10.2	Guaranty and Suretyship Agreement dated as of March 23, 2012 [(3)]
10.3	Amended and Restated Agreement between the Company and Michael McAndrew [(4)]
10.4	Amended and Restated Agreement between the Company and R. Terry Blakemore [(5)]
10.5	1992 Stock Option Plan, as amended through August 9, 2007 [(6)]
10.6	1992 Director Stock Option Plan, as amended through August 9, 2007 [(6)]
10.7	Form of Black Box Corporation Non-Qualified Stock Option Agreement (pursuant to the 1992 Director Stock Option Plan; form of agreement in effect prior to August 10, 2004) [(7)]
10.8	Form of Black Box Corporation Non-Qualified Stock Option Agreement (pursuant to the 1992 Director Stock Option Plan; form of agreement in effect as of August 10, 2004) [(7)]
10.9	Form of Black Box Corporation Non-Qualified Stock Option Agreement (pursuant to the 1992 Director Stock Option Plan; form of agreement in effect as of October 31, 2005) [(8)]
10.10	Form of Black Box Corporation Non-Qualified Stock Option Agreement (pursuant to the 1992 Stock Option Plan) [(7)]
10.11	Form of Black Box Corporation Non-Qualified Stock Option Agreement (pursuant to the 1992 Stock Option Plan; form of agreement in effect as of October 31, 2005) [(8)]
10.12	2008 Long-Term Incentive Plan [(9)]
10.13	Form of Black Box Corporation Non-Qualified Stock Option Agreement (pursuant to the 2008 Long-Term Incentive Plan) [(10)]
10.14	Form of Black Box Corporation Restricted Stock Unit Agreement (pursuant to the 2008 Long-Term Incentive Plan) [(10)]
10.15	Form of Black Box Corporation Restricted Stock Unit Agreement for Non-Employee Directors (pursuant to the 2008 Long-Term Incentive Plan) [(10)]
10.16	Form of Black Box Corporation Performance Share Award Agreement (pursuant to the 2008 Long-Term Incentive Plan) [(10)]
10.17	Summary of Director Compensation [(11)]
10.18	Description of Fiscal 2011 Annual Incentive Plan [(12)]
10.19	Agreement between the Company and Kenneth P. Davis [(13)]
10.20	Description of Fiscal 2012 Annual Incentive Plan [(14)]
10.21	Form of Black Box Corporation Performance Share Award Agreement (pursuant to the 2008 Long-Term Incentive Plan; form of agreement in effect as of May 17, 2011) [(14)]
10.22	Description of Fiscal 2013 Annual Incentive Plan [(15)]
10.23	Agreement between the Company and Timothy C. Huffmyer [(16)]
10.24	Agreement between the Company and R. Terry Blakemore [(16)]
10.25	Agreement between the Company and Ronald Basso [(18)]
10.26	Agreement between the Company and Michael McAndrew [(17)]
21.1	Subsidiaries of the Registrant [(1)]
23.1	Consent of Independent Registered Accounting Firm [(1)]
31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended, and Section 302 of the Sarbanes-Oxley Act of 2002 [(1)]
31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended, and Section 302 of the Sarbanes-Oxley Act of 2002 [(1)]

32.1 Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities and Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (1)

101 Interactive Data File

(1) Filed herewith.

(2) Filed as Exhibit 3(ii) to the Current Report on Form 8-K of the Company, file number 0-18706, filed with the SEC on May 17, 2010, and incorporated herein by reference.

(3) Filed as an exhibit to the Current Report on Form 8-K of the Company, file number 0-18706, filed with the SEC on March 26, 2012, and incorporated herein by reference.

(4) Filed as an exhibit to the Quarterly Report on Form 10-Q of the Company, file number 0-18706, filed with the SEC on February 5, 2009, and incorporated herein by reference.

(5) Filed as an exhibit to the Current Report on Form 8-K of the Company, file number 0-18706, filed with the SEC on October 18, 2007, and incorporated herein by reference.

(6) Filed as an exhibit to the Quarterly Report on Form 10-Q of the Company, file number 0-18706, filed with the SEC on August 16, 2007, and incorporated herein by reference.

(7) Filed as an exhibit to the Quarterly Report on Form 10-Q of the Company, file number 0-18706, filed with the SEC on November 12, 2004, and incorporated herein by reference.

(8) Filed as an exhibit to the Quarterly Report on Form 10-Q of the Company, file number 0-18706, filed with the SEC on November 10, 2005, and incorporated herein by reference.

(9) Filed as Exhibit I to the Proxy Statement for the 2013 Annual Meeting of Stockholders filed on Schedule 14A, file number 0-18706, filed with the SEC on June 21, 2013.

(10) Filed as an exhibit to the Quarterly Report on Form 10-Q of the Company, file number 0-18706, filed with the SEC on August 6, 2009, and incorporated herein by reference.

(11) Filed as an exhibit to the Annual Report on Form 10-K of the Company, file number 0-18706, filed with the SEC on May 30, 2013, and incorporated herein by reference.

(12) Filed as an exhibit to the Quarterly Report on Form 10-Q of the Company, file number 0-18706, filed with the SEC on August 12, 2010, and incorporated herein by reference.

(13) Filed as an exhibit to the Quarterly Report on Form 10-Q of the Company, file number 0-18706, filed with the SEC on February 10, 2011, and incorporated herein by reference.

(14) Filed as an exhibit to the Quarterly Report on Form 10-Q of the Company, file number 0-18706, filed with the SEC on August 10, 2011, and incorporated herein by reference.

(15) Filed as an exhibit to the Quarterly Report on Form 10-Q of the Company, file number 0-18706, filed with the SEC on August 8, 2012, and incorporated herein by reference.

(16) Filed as an exhibit to the Current Report on Form 8-K of the Company, file number 0-18706, filed with the SEC on October 9, 2012, and incorporated herein by reference.

(17) Filed as an exhibit to the Current Report on Form 8-K of the Company, file number 0-18706, filed with the SEC on April 2, 2013, and incorporated herein by reference.

(18) Filed as an exhibit to the Quarterly Report on Form 10-Q of the Company, file number 0-18706, filed with the SEC on August 7, 2013, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLACK BOX CORPORATION

Date: May 16, 2014

/s/ TIMOTHY C. HUFFMYER

Timothy C. Huffmyer
Vice President, Chief Financial Officer and
Treasurer (Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Capacity	Date
/s/ RICHARD L. CROUCH Richard L. Crouch	Director	May 16, 2014
/s/ THOMAS W. GOLONSKI Thomas W. Golonski	Director	May 16, 2014
/s/ THOMAS G. GREIG Thomas G. Greig	Director and Chairman of the Board	May 16, 2014
/s/ JOHN S. HELLER John S. Heller	Director	May 16, 2014
/s/ WILLIAM H. HERNANDEZ William H. Hernandez	Director	May 16, 2014
/s/ TIMOTHY C. HUFFMYER Timothy C. Huffmyer	Vice President, Chief Financial Officer and Treasurer (Principal Accounting Officer)	May 16, 2014
/s/ MICHAEL MCANDREW Michael McAndrew	Director, President and Chief Executive Officer	May 16, 2014
/s/ EDWARD A. NICHOLSON Edward A. Nicholson	Director	May 16, 2014
/s/ JOEL T. TRAMMELL Joel T. Trammell	Director	May 16, 2014

EXHIBIT INDEX

Exhibit Number	Description
3(i)	Second Restated Certificate of Incorporation of the Company, as amended (1)
3(ii)	Amended and Restated By-laws of the Company, as amended (2)

10.1	Credit Agreement dated as of March 23, 2012 by and among Black Box Corporation, the Guarantors, the Lenders parties thereto and Citizens Bank of Pennsylvania, as Administrative Agent (the "Credit Agreement") (3)
10.2	Guaranty and Suretyship Agreement dated as of March 23, 2012 (3)
10.3	Amended and Restated Agreement between the Company and Michael McAndrew (4)
10.4	Amended and Restated Agreement between the Company and R. Terry Blakemore (5)
10.5	1992 Stock Option Plan, as amended through August 9, 2007 (6)
10.6	1992 Director Stock Option Plan, as amended through August 9, 2007 (6)
10.7	Form of Black Box Corporation Non-Qualified Stock Option Agreement (pursuant to the 1992 Director Stock Option Plan; form of agreement in effect prior to August 10, 2004) (7)
10.8	Form of Black Box Corporation Non-Qualified Stock Option Agreement (pursuant to the 1992 Director Stock Option Plan; form of agreement in effect as of August 10, 2004) (7)
10.9	Form of Black Box Corporation Non-Qualified Stock Option Agreement (pursuant to the 1992 Director Stock Option Plan; form of agreement in effect as of October 31, 2005) (8)
10.10	Form of Black Box Corporation Non-Qualified Stock Option Agreement (pursuant to the 1992 Stock Option Plan) (7)
10.11	Form of Black Box Corporation Non-Qualified Stock Option Agreement (pursuant to the 1992 Stock Option Plan; form of agreement in effect as of October 31, 2005) (8)
10.12	2008 Long-Term Incentive Plan (9)
10.13	Form of Black Box Corporation Non-Qualified Stock Option Agreement (pursuant to the 2008 Long-Term Incentive Plan) (10)
10.14	Form of Black Box Corporation Restricted Stock Unit Agreement (pursuant to the 2008 Long-Term Incentive Plan) (10)
10.15	Form of Black Box Corporation Restricted Stock Unit Agreement for Non-Employee Directors (pursuant to the 2008 Long-Term Incentive Plan) (10)
10.16	Form of Black Box Corporation Performance Share Award Agreement (pursuant to the 2008 Long-Term Incentive Plan) (10)
10.17	Summary of Director Compensation (11)
10.18	Description of Fiscal 2011 Annual Incentive Plan (12)
10.19	Agreement between the Company and Kenneth P. Davis (13)
10.20	Description of Fiscal 2012 Annual Incentive Plan (14)
10.21	Form of Black Box Corporation Performance Share Award Agreement (pursuant to the 2008 Long-Term Incentive Plan; form of agreement in effect as of May 17, 2011) (14)
10.22	Description of Fiscal 2013 Annual Incentive Plan (15)
10.23	Agreement between the Company and Timothy C. Huffmyer (16)
10.24	Agreement between the Company and R. Terry Blakemore (16)
10.25	Agreement between the Company and Ronald Basso (18)
10.26	Agreement between the Company and Michael McAndrew (17)
21.1	Subsidiaries of the Registrant (1)
23.1	Consent of Independent Registered Accounting Firm (1)
31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended, and Section 302 of the Sarbanes-Oxley Act of 2002 (1)
31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended, and Section 302 of the Sarbanes-Oxley Act of 2002 (1)
32.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities and Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (1)
101	Interactive Data File

(1) Filed herewith.

(2) Filed as Exhibit 3(ii) to the Current Report on Form 8-K of the Company, file number 0-18706, filed with the SEC on May 17, 2010, and incorporated herein by reference.

(3) Filed as an exhibit to the Current Report on Form 8-K of the Company, file number 0-18706, filed with the SEC on March 26, 2012, and incorporated herein by reference.

(4) Filed as an exhibit to the Quarterly Report on Form 10-Q of the Company, file number 0-18706, filed with the SEC on February 5, 2009, and incorporated herein by reference.

(5) Filed as an exhibit to the Current Report on Form 8-K of the Company, file number 0-18706, filed with the SEC on October 18, 2007, and incorporated herein by reference.

(6) Filed as an exhibit to the Quarterly Report on Form 10-Q of the Company, file number 0-18706, filed with the SEC on August 16, 2007, and incorporated herein by reference.

(7) Filed as an exhibit to the Quarterly Report on Form 10-Q of the Company, file number 0-18706, filed with the SEC on November 12, 2004, and incorporated herein by reference.

(8) Filed as an exhibit to the Quarterly Report on Form 10-Q of the Company, file number 0-18706, filed with the SEC on November 10, 2005, and incorporated herein by reference.

(9) Filed as Exhibit I to the Proxy Statement for the 2013 Annual Meeting of Stockholders filed on Schedule 14A, file number 0-18706, filed with the SEC on June 21, 2013.

(10) Filed as an exhibit to the Quarterly Report on Form 10-Q of the Company, file number 0-18706, filed with the SEC on August 6, 2009, and incorporated herein by reference.

(11) Filed as an exhibit to the Annual Report on Form 10-K of the Company, file number 0-18706, filed with the SEC on May 30, 2013, and incorporated herein by reference.

(12) Filed as an exhibit to the Quarterly Report on Form 10-Q of the Company, file number 0-18706, filed with the SEC on August 12, 2010, and incorporated herein by reference.

(13) Filed as an exhibit to the Quarterly Report on Form 10-Q of the Company, file number 0-18706, filed with the SEC on February 10, 2011, and incorporated herein by reference.

(14) Filed as an exhibit to the Quarterly Report on Form 10-Q of the Company, file number 0-18706, filed with the SEC on August 10, 2011, and incorporated herein by reference.

(15) Filed as an exhibit to the Quarterly Report on Form 10-Q of the Company, file number 0-18706, filed with the SEC on August 8, 2012, and incorporated herein by reference.

(16) Filed as an exhibit to the Current Report on Form 8-K of the Company, file number 0-18706, filed with the SEC on October 9, 2012, and incorporated herein by reference.

(17) Filed as an exhibit to the Current Report on Form 8-K of the Company, file number 0-18706, filed with the SEC on April 2, 2013, and incorporated herein by reference.

(18) Filed as an exhibit to the Quarterly Report on Form 10-Q of the Company, file number 0-18706, filed with the SEC on August 7, 2013, and incorporated herein by reference.

SECOND RESTATED CERTIFICATE OF INCORPORATION OF BLACK BOX CORPORATION AS AMENDED (through September 5, 2000)

FIRST: The name of the Corporation is: BLACK BOX CORPORATION.

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, State of Delaware. The name of the registered agent of the Corporation in the State of Delaware at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL, as from time to time amended.

FOURTH: (a) The total number of shares of all classes of stock which the Corporation shall have authority to issue is 105,000,000 shares, consisting of

(i) 5,000,000 shares of Preferred Stock, par value $1.00 per share, and

(ii) 100,000,000 shares of Common Stock, having a par value of $.001 per share.

The holders of shares of Common Stock shall have one (1) vote for each share of Common Stock held of record on each matter submitted to the holders of shares of Common Stock.

(b) Except as otherwise provided by law, the shares of stock of the Corporation, regardless of class, may be issued by the Corporation from time to time in such amounts, for such consideration and for such corporate purposes as the Board of Directors may from time to time determine.

(c) Shares of Preferred Stock may be issued from time to time in one or more series of any number of shares as may be determined from time to time by the Board of Directors, provided that the aggregate number of shares issued and not cancelled of any and all such series shall not exceed the total number of shares of Preferred Stock authorized by this Certificate of Incorporation. Each series of Preferred Stock shall be distinctly designated. Except in respect of the particulars fixed for series by the Board of Directors as permitted hereby, all shares shall be alike in every particular, except that shares of any one series issued at different times may differ as to the dates from which dividends thereon shall be cumulative. The voting powers, if any, of each such series and the preferences and relative, participating, optional and other special rights of each such series and the qualifications, limitations and restrictions thereof, if any, may differ from those of any and all other series at any time outstanding; and the Board of Directors is hereby expressly granted authority to fix, in the resolution or resolutions providing for the issue of a particular series of Preferred Stock, the voting powers, if any, of each such series and the designations, preferences and relative, participating, optional and other special rights of each such series and the qualifications, limitations and restrictions thereof to the full extent now or hereafter permitted by this Certificate of Incorporation and the laws of the State of Delaware.

(d) Subject to the provisions of applicable law or of the by-laws with respect to the closing of the transfer books or the fixing of a record date for the determination of stockholders entitled to vote, and except as otherwise provided by law or by the resolution or resolutions providing for the issue of any series of Preferred Stock, the holders of outstanding shares of Common Stock shall exclusively possess the voting power for the election of directors and for all other purposes, each holder of record of shares of Common Stock being entitled to one vote for each share of Common Stock standing in his name on the books of the Corporation.

FIFTH: In furtherance and not in limitation of the powers conferred by law, subject to any limitations contained elsewhere in this Restated Certificate of Incorporation, the by-laws of the Corporation may be adopted, amended or repealed by a majority of the board of directors of the Corporation, but any by-laws adopted by the board of directors may be amended or repealed by the stockholders entitled to vote thereon. Election of directors need not be by written ballot.

SIXTH: (a) A director of the Corporation shall not be personally liable either to the Corporation or to any stockholder for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, or (ii) for acts or omissions which are not in good faith or which involve intentional misconduct or knowing violation of the law, or (iii) for any matter in respect of which such director shall be liable under Section 174 of Title 8 of the General Corporation Law of the State of Delaware or any amendment thereto or successor provision thereto, or (iv) for any transaction from which the director shall have derived an improper personal benefit. Neither amendment nor repeal of this paragraph (a) nor the adoption of any provision of the Restated Certificate of Incorporation inconsistent with this paragraph (a) shall eliminate or reduce the effect of this paragraph (a) in respect of any matter occurring, or any cause of action, suit or claim that, but for this paragraph (a) of this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

(b) The Corporation shall indemnify and advance expenses to any person who was or is a party or is threatened to be made a party to, or testifies in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative in nature, by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding to the full extent permitted by law, and the Corporation may adopt by-laws or enter into agreements with any such person for the purpose of providing for such indemnification.

SEVENTH: Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under the provisions of §291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under the provisions of §279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Legal Name	Doing Business As	State or Other Jurisdiction of Incorporation or Organization
Black Box Corporation	Black Box Corporation	Delaware
ACS Communications, Inc.	ACS Communications, Inc.	Texas
ACS Dataline of the Northwest, Inc.	Black Box Network Services Black Box Network Services - Northwest Black Box Network Services - West	Oregon
ACS Investors, LLC	ACS Investors, LLC	Delaware
ACS Dataline, LP	Black Box Network Services Black Box Network Services - West	Texas
ADS Telecom, Inc.	Black Box Network Services	Florida
B & C Telephone, Inc.	Black Box Network Services Black Box Network Services - Spokane	Washington
BBox Holding Company	BBox Holding Company	Delaware
Advanced Network Technologies, Inc.	Black Box Network Services - California	California
Black Box Corporation of Pennsylvania	Black Box Network Services	Delaware
BB Technologies, Inc.	BB Technologies, Inc.	Delaware
Black Box A/S	Black Box A/S	Denmark
Black Box Canada Corporation	Black Box Canada Corporation	Canada
Black Box Comunicaciones, S.A.	Black Box Comunicaciones, S.A.	Spain
Black Box Datacom B.V.	Black Box Datacom B.V.	Netherlands
Black Box Deutschland GmbH	Black Box Deutschland GmbH	Germany
Black Box Netzwerk Service GmbH	Black Box Netzwerk Service GmbH	Germany
Black Box do Brasil Industria e Comercio Ltda.	Black Box do Brasil Industria e Comercio Ltda.	Brazil
Black Box France	Black Box France	France
Black Box GmbH	Black Box GmbH	Austria
Black Box Network Services AG	Black Box Network Services AG	Switzerland
Black Box Network Services Australia Pty Ltd	Black Box Network Services Australia Pty Ltd	Australia
Black Box Network Services New Zealand Limited	Black Box Network Services New Zealand Limited	New Zealand

Exhibit 21.1

Legal Name	Doing Business As	State or Other Jurisdiction of Incorporation or Organization
Black Box Network Services India Private Limited	Black Box Network Services India Private Limited	India
Black Box Network Services Kabushiki Kaisha	Black Box Network Services Kabushiki Kaisha	Japan
Black Box Network Services Korea Limited	Black Box Network Services Korea Limited	Korea
Black Box Network Services NV	Black Box Network Services NV	Belgium
Black Box Network Services S.r.l.	Black Box Network Services S.r.l.	Italy
Black Box Network Services (UK) Limited	Black Box Network Services (UK) Limited Black Box Network Services (UK) Limited - Northern Ireland	England
Black Box P.R. Corp.	Black Box P.R. Corp.	Puerto Rico
Black Box LLC Holdings, Inc.	Black Box LLC Holdings, Inc.	Delaware
Nu-Vision Technologies, LLC	Black Box Network Services Black Box Network Services - Oregon	New York
BCS II, LLC	BCS II, LLC	Delaware
PS Technologies, LLC	Black Box Network Services Black Box Network Services - Western Operations	Maryland
PS Tech Video, LLC	Black Box Network Services	California
UCI Communications LLC	Black Box Network Services	South Carolina
Black Box Network Services, Inc. - Government Solutions	Black Box Network Services, Inc. - Government Solutions	Tennessee
Black Box Ventures Holding Company	Black Box Ventures Holding Company	Delaware
Delaney Telecom, Inc.	Black Box Network Services Black Box Network Services - East	Pennsylvania
DESIGNet, Inc.	Black Box Network Services - San Jose	California
InnerWireless, Inc.	Black Box Network Services Black Box Network Services - Wireless	Delaware
Jet Line Communications, Inc.	Black Box Network Services - Dallas	Texas
BBC Acquisition, LLC	BBC Acquisition, LLC	Texas
FBS Communications, L.P.	Black Box Network Services - San Antonio	Texas
LOGOS Communications Systems, Inc.	Black Box Network Services Black Box Network Services - Cleveland	Ohio

Exhibit 21.1

Legal Name	Doing Business As	State or Other Jurisdiction of Incorporation or Organization
Midwest Communications Technologies, Inc.	Black Box Network Services Black Box Network Services - Midwest	Ohio
Teldata Corporation	Black Box Network Services - Tennessee	Tennessee
Todd Communications, Inc.	Black Box Network Services - North Carolina	North Carolina
BBOX Holdings Mexico LLC	BBOX Holdings Mexico LLC	Delaware
Black Box de Mexico, S.A. de C.V.	Black Box de Mexico, S.A. de C.V.	Mexico
BBOX Holdings Puebla LLC	BBOX Holdings Puebla LLC	Delaware
Black Box Network Services Puebla, S.A. de C.V.	Black Box Network Services Puebla, S.A. de C.V.	Mexico
Black Box AB	Black Box AB	Sweden
Black Box Chile S.A.	Black Box Chile S.A.	Chile
Black Box Finland OY	Black Box Finland OY	Finland
Black Box Network Services AB	Black Box Network Services AB	Sweden
Black Box Network Services Corporation	Black Box Network Services Corporation	Taiwan
Black Box Network Services (Dublin) Limited	Black Box Network Services (Dublin) Limited	Ireland
Black Box Network Services SDN. BHD.	Black Box Network Services SDN. BHD.	Malaysia
Black Box Network Services Singapore Pte Ltd	Black Box Network Services Singapore Pte Ltd	Singapore
Black Box Norge AS	Black Box Norge AS	Norway
CBS Technologies Corp.	Black Box Network Services	New York
Consultoria en Redes, S.A. de C.V.	Consultoria en Redes, S.A. de C.V.	Mexico
J.C. Informatica Integral, S.A. de C.V.	J.C. Informatica Integral, S.A. de C.V.	Mexico
Mutual Telecom Services Inc.	Black Box Network Services Black Box Network Services - Needham	Delaware
Network Communications Technologies, Inc.	Black Box Network Services Black Box Network Services - Charlotte	North Carolina
Norstan, Inc.	Black Box Network Services	Minnesota
Norstan Communications, Inc.	Black Box Network Services Black Box Network Services - Montana Black Box Network Services - Northeast	Minnesota

Exhibit 21.1

Legal Name	Doing Business As	State or Other Jurisdiction of Incorporation or Organization
NextiraOne, LLC	Black Box Network Services Black Box Network Services - Illinois Black Box Network Services - Midwest Black Box Network Services - Northeast Black Box Network Services - Northwest Black Box Network Services - South	Delaware
NextiraOne California L.P.	NextiraOne California L.P.	California
NXO Installation, LLC	NXO Installation, LLC	Delaware
NextiraOne Federal, LLC	Black Box Network Services Black Box Network Services - Federal	Delaware
Quanta Systems, LLC	Black Box Network Services - Federal Security Solutions	Delaware
NextiraOne New York, LLC	Black Box Network Services	Delaware
Norstan Canada, Ltd./Norstan Canada, Ltee	Black Box Network Services	Canada
Vibes Technologies, Inc.	Black Box Resale Services	Minnesota
Nu-Vision Technologies, Inc.	Black Box Network Services	New York
Scottel Voice & Data, Inc.	Black Box Network Services Black Box Network Services - Pacific	California

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Black Box Corporation
Lawrence, Pennsylvania

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-75254, 33-75252, 33-92656, 333-01978, 333-34839, 333-34837, 333-81521, 333-81523, 333-64410, 333-64412, 333-100294, 333-100295, 333-116550, 333-116551, 333-125839, 333-125840, 333-129838, 333-146202, and 333-157467) of our reports dated May 16, 2014 relating to the consolidated financial statements, financial statement schedule, and the effectiveness of Black Box Corporation's internal control over financial reporting which appear in this Annual Report on Form 10-K.

/s/ BDO USA, LLP

Chicago, Illinois
May 16, 2014

CERTIFICATION

I, Michael McAndrew, certify that:

1. I have reviewed this Annual Report on Form 10-K of Black Box Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 16, 2014

/s/ Michael McAndrew

Michael McAndrew
Chief Executive Officer

CERTIFICATION

I, Timothy C. Huffmyer, certify that:

1. I have reviewed this Annual Report on Form 10-K of Black Box Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 16, 2014

/s/ Timothy C. Huffmyer

Timothy C. Huffmyer
Vice President, Chief Financial Officer and
Treasurer (Principal Accounting Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Black Box Corporation (the "Company") on Form 10-K for the period ended March 31, 2014 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of the Company, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, certifies that to his knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Michael McAndrew

Michael McAndrew
Chief Executive Officer
May 16, 2014

/s/ Timothy C. Huffmyer

Timothy C. Huffmyer
Vice President, Chief Financial Officer and
Treasurer (Principal Accounting Officer)
May 16, 2014

This certification is made solely for purposes of 18 U.S.C. Section 1350, subject to the knowledge standard contained therein, and not for any other purpose.

Performance Graph

The graph below represents and compares the value, through March 31, 2014, of a hypothetical investment of $100 made on March 31, 2009, in each of (i) the common stock, (ii) the S&P SmallCap 600, (iii) the NASDAQ Composite, (iv) the Russell 2000 and (v) a peer group of companies determined by the Company (the "Peer Group"), assuming the reinvestment of dividends in each case. The Peer Group consists of Cisco Systems, Inc., Insight Enterprises, Inc., International Business Machines Corporation and Hewlett-Packard Company.



$350
$300
$250
$200
$150
$100
$50
$0
3/09
3/10
3/11
3/12
3/13
3/14
Black Box Corporation
S&P Smallcap 600
NASDAQ Composite
Russell 2000
Peer Group

Black Box Corporation	$ 100.00	$ 131.34	$ 151.17	$ 110.90	$ 96.02	$ 108.60
S&P Smallcap 600	**100.00**	**164.00**	**205.43**	**215.76**	**250.59**	**320.28**
NASDAQ Composite	100.00	158.32	185.39	210.13	226.02	296.17
Russell 2000	**100.00**	**162.77**	**204.75**	**204.37**	**237.69**	**296.87**
Peer Group	100.00	149.65	139.80	157.09	161.87	166.43

Non-GAAP Reconciliations *(Dollars in millions, except per share amounts.)*

The following table reconciles Operating income (loss) to Adjusted operating income:

Fiscal	2014	2013	2012
Operating income (loss)	$ (108)	$ 56	$ (240)
Operating income as a % of revenue	n/m	5.6 %	n/m
Reconciling Items			
Intangibles amortization	12	14	13
Restructuring expense	4	8	—
Goodwill impairment loss	154	—	318
Total reconciling items	170	22	331
Adjusted operating income	$ 62	$ 78	$ 91
Adjusted operating income as a % of revenue	6.3 %	7.9 %	8.4 %

n/m=not meaningful

The following table reconciles Net income (loss) to Operating net income:

Fiscal	2014	2013	2012
Net income (loss)	$ (116)	$ 29	$ (248)
Net income as a % of revenue	n/m	2.9 %	n/m
Provision for income taxes	2	17	2
Income (loss) before provision for income taxes	(114)	46	(246)
Reconciling Items			
Intangibles amortization	12	14	13
Restructuring expense	4	8	—
Goodwill impairment loss	154	—	318
Joint venture investment loss	1	3	—
Change in fair value of interest-rate swaps	(1)	1	(1)
Total reconciling items	170	26	330
Adjusted income before provision for income taxes	56	72	84
Operational income taxes[1]	22	27	30
Operating net income	$ 34	$ 45	$ 54
Operating net income as a % of revenue	3.5 %	4.5 %	5.0 %

[1] The effective tax rate utilized to determine Operational income taxes is the Company's operational effective tax rate which generally excludes discreet tax items.
n/m=not meaningful

The following table reconciles Diluted earnings (loss) per common share to Operating earnings per common share:

Fiscal	2014	2013	2012
Diluted earnings (loss) per common share	$ (7.33)	$ 1.73	$ (13.98)
EPS impact of reconciling items	9.45	0.94	17.01
Operating earnings per common share	$ 2.12	$ 2.67	$ 3.03

Investor Information



Corporate Headquarters

1000 Park Drive, Lawrence, PA 15055
Telephone: 724-746-5500
Facsimile: 724-746-0746
Web site: www.blackbox.com

Dividend Policy

Cash dividends of $0.09 per share of Common Stock were paid for each of the four quarters during Fiscal 2014. Cash dividends of $0.08 and $0.07 per share of Common Stock were paid for each of the four quarters during Fiscal 2013 and Fiscal 2012, respectively.

Investor Relations

To receive further information about Black Box Corporation, including copies of press releases; Annual, Quarterly and Current Reports; and other SEC Filings — without charge — contact:

Investor Relations Department
1000 Park Drive, Lawrence, PA 15055
Telephone: 724-873-6788
E-mail: investors@blackbox.com

Or visit the Black Box Web site: www.blackbox.com.

Registrar and Transfer Agent

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
Telephone: 800-937-5449
E-mail: info@amstock.com
Web site: www.amstock.com

Corporate Counsel

Buchanan Ingersoll & Rooney PC
One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219-1410
Web site: www.bipc.com

Independent Registered Public Accounting Firm

BDO USA, LLP
330 N. Wabash Avenue
Suite 3200
Chicago, IL 60601
Telephone: 312-856-9100
Web site: www.bdo.com

Annual Meeting

The Annual Meeting of Stockholders will take place on Tuesday, August 12, 2014 at the Corporate Headquarters in Lawrence, PA.

Worldwide Locations

Headquartered in the United States, the Company operates subsidiaries in Australia, Austria, Belgium, Brazil, Canada, Chile, Denmark, Finland, France, Germany, India, Ireland, Italy, Japan, Korea, Malaysia, Mexico, the Netherlands, New Zealand, Norway, Puerto Rico, Singapore, Spain, Sweden, Switzerland, Taiwan and the United Kingdom, and services clients in approximately 150 countries.

Officers

Michael McAndrew



President and Chief Executive Officer

Kenneth P. Davis



Executive Vice President, North America Commercial Services

Ronald Basso



Executive Vice President, Business Development, General Counsel and Secretary

Timothy C. Huffmyer



Vice President, Chief Financial Officer and Treasurer

Directors

Richard L. Crouch, retired General Partner, PricewaterhouseCoopers LLP

Thomas W. Golonski, retired Chairman, President and Chief Executive Officer, National City Bank of Pennsylvania; retired Executive Vice President, National City Corporation

Thomas G. Greig, Senior Managing Director, Liberty Capital Partners; Director, Rudolph Technologies, Inc.; Non-executive Chairman of the Board of Black Box Corporation

John S. Heller, retired Vice President and Chief Information Officer, Caterpillar Inc.

William H. Hernandez, retired Senior Vice President, Finance and Chief Financial Officer, PPG Industries, Inc.; Director, Albemarle Corporation, Northrop Grumman Corporation and USG Corporation

Michael McAndrew, President and Chief Executive Officer, Black Box Corporation

Edward A. Nicholson, Ph.D., Professor of Management and retired President, Robert Morris University; Director, Brentwood Bank

Joel T. Trammell, founder and Chief Executive Officer, Khorus, Inc.; Managing Partner, Lone Rock Technology Group and Lake Austin Advisors; formerly Founder and Chief Executive Officer, CacheIQ, Inc. and NetQoS, Inc.

Common Stock Information

As of March 31, 2014, there were 886 holders of record. The following table sets forth the fiscal quarterly high and low sale prices of the Company's Common Stock as reported by the NASDAQ Global Select Market.

	High	Low
Fiscal 2014		
1st Quarter	$ 27.86	19.60
2nd Quarter	31.52	25.45
3rd Quarter	31.59	23.82
4th Quarter	30.52	22.00
Fiscal 2013		
1st Quarter	$ 28.87	20.26
2nd Quarter	28.80	21.28
3rd Quarter	26.57	19.31
4th Quarter	26.85	21.63
Fiscal 2012		
1st Quarter	$ 36.20	28.87
2nd Quarter	32.78	20.84
3rd Quarter	29.96	19.80
4th Quarter	31.94	24.34











1000 Park Drive | Lawrence, PA 15055 | 724-746-5500 | blackbox.com